As confidentially submitted to the Securities and Exchange Commission on February 11, 2022
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OPTMED, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3842 (Primary Standard Industrial Classification Code Number)	20-8866142 (I.R.S. Employer Identification No.)

745 Fifth Avenue, Suite 500
New York, New York 10151
(646) 898-2004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ervin Braun, Chief Executive Officer
OptMed, Inc.
745 Fifth Avenue, Suite 500
New York, New York 10151
(646) 898-2004

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Curt P. Creely, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300	Ross Carmel. Esq. Philip Magri, Esq. Carmel, Milazzo & Feil LLP 5 West 39th Street, 18th Floor New York, NY 10018 (646) 838-1310

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements as of and for the nine months ended September 30, 2021 and 2020. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated _______________, 2022

PRELIMINARY PROSPECTUS

OptMed, Inc.

           Shares of Common Stock

This is an initial public offering of          shares of our common stock.

We currently estimate that the offering price will be between $         and $        per share. The final offering price of the shares will be determined by us and EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters in connection with this offering, taking into consideration several factors as described between the underwriters and us at the time of pricing, including our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price for our common stock and the warrants. See “Underwriting.”

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “       ”. We will not consummate this offering unless we receive approval from Nasdaq to list our common stock.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Us (2)
Per Share	$	$	$
Total	$	$	$

(1)	Does not include additional compensation payable to the underwriter. We have agreed to reimburse the underwriter for certain expenses incurred relating to this offering. In addition, we will issue to the underwriter a warrant to purchase the number of shares of our common stock equal to five percent (5%) of the number of shares issued at the initial closing of this offering for an exercisable price of $ per share (110% of the offering price per share). See “Underwriting” for additional information regarding underwriting compensation.

(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option we have granted to the underwriters as described below, or (ii) the warrants being issued to the Representative in this offering.

This offering is being underwritten on a firm commitment basis. We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional 15% of the shares of common stock from us at the public offering price per share of common stock, less the underwriting discounts payable by us, solely to cover over-allotments, if any (the “Over-Allotment Option”).

The underwriters expect to deliver the securities against payment to the investors in this offering on or about            , 2022.

Sole Book-Running Manager

EF HUTTON,

division of Benchmark Investments, LLC

The date of this prospectus is           , 2022.

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Through and including         , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

Neither we nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any applicable free writing prospectus related thereto is current only as of its date, regardless of its time of delivery or any sale of shares. Our business, financial condition, results of operations and future prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

TRADEMARKS

The logos and other trade names, trademarks, and service marks of OptMed, Inc. appearing in this prospectus are the property of OptMed, Inc. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. Trade names, trademarks, and service marks contained in this prospectus may appear without the “®” or “™” symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to those trade names, trademarks, and service marks.

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

●	all references to the “Company,” the “registrant,” “we,” “our,” or “us” in this prospectus mean OptMed, Inc., a Delaware corporation, and its subsidiary;

●	assumes a public offering price of $ per share, which is the midpoint of the $ to $ range of the offering price per share;

●	“year” or “fiscal year” means the year ending December 31st;

●	all dollar or $ references when used in this prospectus refer to United States dollars; and

●	all references to the “Securities Act” means the Securities Act of 1933, as amended and all references to the “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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PROSPECTUS SUMMARY

The following summary highlights selected information about our company and this offering that is included elsewhere in this prospectus in greater detail. It does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, including the information presented under the heading “Risk Factors” and in our consolidated financial statements and notes thereto.

In this prospectus, unless we indicate otherwise or the context requires, “OptMed,” the “Company,” “we,” “our,” “ours” and “us” refer to OptMed, Inc.

Overview

We are a clinical-stage medical device company, incorporated in Delaware in 2007, focused on the development and commercialization of novel surgical adhesives for the localized treatment of patients with external and internal wounds. Our proprietary technology platform is based on a chemistry called methylidene malonate (“MM212”), a biocompatible polymer originally designed for drug delivery which has been extensively tested for biocompatibility and adhesive properties in topical and internal applications. MM212-based surgical adhesives have unique versatile properties which include strong bonding properties, the ability to bond to tissues in wet environments, elastic properties and biocompatibility with human tissues. Our initial product candidates, BondEase® Topical Skin Adhesive (“BondEase”) and TearRepair Liquid Skin Protectant (“TearRepair”), are biocompatible tissue adhesives for topical applications. BondEase was designed as a topical adhesive for the closure of acute incision and laceration wounds and TearRepair was designed as a topical skin protectant for fragile and damaged skin, such as for skin tears of the elderly.

In December 2015, we received clearance from the FDA to market BondEase in the United States. However, we have not yet started to market and sell BondEase, as we needed first to scale up its manufacturing process and make certain improvements to ease the delivery of the adhesive on the wound. We have now completed the scale up of the manufacturing process and the product improvements for BondEase and we are poised to file a new application with the FDA to obtain clearance to market BondEase in the United States during the first quarter of 2022.

We are also planning to file an application with the FDA during the first quarter of 2022 to obtain clearance to market TearRepair in the United States. We are also at the early stage of development of our adhesive platform for two additional clinical indications, to protect chronic wounds and to seal internal wounds and organ leakage. These two clinical applications are unique as there are currently no surgical adhesives approved for chronic wounds and very few adhesives approved for internal wounds, and we believe these few adhesives have serious shortcomings. We believe that our chemistry with unique mechanical performance in a wet environment and its safety profile could make these two clinical applications potential candidates for the treatment of chronic wounds, internal wounds and organ leakage.

Need for Surgical Adhesives

Over the past few decades, sutures have been the mainstay of surgical treatment. Sutures are fibers or strands used for connecting blood vessels or tissues together. Beside sutures, various other materials like microporous surgical tapes, clips and staples have also commonly been used in surgeries. These procedures are easy to handle, have high tensile strength, have no allergic or carcinogenic potential, and few sutures get absorbed in the body after serving their function. Despite having these advantages, sutures are very time-consuming, may result in leakages, wound detachment, tissue scarring and increased chances of infections during their removal. Therefore, the need for simpler, quicker and minimally invasive surgical procedures have necessitated the development of suture-less techniques.

Surgical adhesives are a class of biomaterial that adheres to the tissues after its application and seals the tissues or wounds. They also help in attaching medical devices to tissues and post-operative sealing of air or gas leakages through an incision. Ideally, surgical glue should possess strong binding strength and elasticity and should be easy to apply, biocompatible and biodegradable, which ultimately improves the wound healing process.

Current Treatments and Their Limitations

An ideal tissue adhesive should have the following properties:

●	strong adhesion to tissue, especially under wet conditions and an ability to form a watertight seal;

●	biodegradability;

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●	mechanical compliance with the underlying tissue, such as elasticity, which is important for applications such as lung sealants, where the size of the underlying tissue strongly varies over time; and

●	low toxicity and minimal inflammatory response.

Although numerous adhesive technologies have been developed, only a handful have been approved by FDA for clinical use. The main challenge is achieving adequate adhesion to soft tissues, especially when tissues are wet and under dynamic forces.

The two main classes of adhesive technologies developed to date are described below:

●	Biologically derived sealants, such as fibrin sealants. Fibrin sealants have advantages because they biodegrade rapidly after the wound is healed and when the adhesive is no longer needed and, typically, do not lead to inflammation, foreign-body reactions, tissue necrosis or extensive fibrosis. But they also have disadvantages because they provide minimal bond strength and are, therefore, unsuitable for applications requiring resistance to high mechanical load and they also may be susceptible to viral contamination, given their animal origin.

●	Synthetic tissue adhesives, such as cyanoacrylate tissue adhesives (for example, Dermabond, which was developed by Ethicon, Inc.), have advantages because of their rapid rate of polymerization and strong bonding to tissues. But they also have disadvantages, such as their inability to adhere properly to wet tissues, their potential to cause thermal damage and scarring to tissues through the heat generated during the curing process, their limited elasticity which limits their use on internal organs where the size of the underlying tissue strongly varies over time, such as lungs, and concerns over the cytotoxic or histotoxic effects of the by-products from the degradation process of the adhesive.

The main challenge toward designing a surgical sealant/adhesive is to achieve sufficient adhesion strength to the tissues in a wet environment without impairing the biocompatibility and tissue function. Unfortunately, biologically derived sealants have strong biocompatibility attributes but have limited adhesion strength while the strong adhesion performance of synthetic tissue adhesives is diminished in wet environments, in addition to their poor elasticity, poor biocompatibility and poor degradation properties. As such, synthetic tissue adhesives have limited use in internal applications and are mostly used for topical skin applications. An effective surgical glue needs to be strong, flexible, non-toxic, biodegradable and able to accommodate movement, yet there are no adhesives currently available that have all of those properties.

Our Surgical Adhesive Platform

The MM212 chemistry may be able to fill the gap caused by the limitations of both biologically derived sealants and synthetic tissue adhesives as this chemistry matches most of the requirements for the ideal sealant, as follows:

●	Strong adhesion to tissue, especially under wet conditions:

	●	MM212 have similar adhesion strength as synthetic adhesives and perform well in wet conditions.

●	Biodegradability:

	●	Tissue adhesives need to be able to biodegrade at a rate compatible with the rate of healing of the underlying tissue. In order to meet this property requirement, we have initiated a research program to make changes to our chemistry in order achieve control of the degradation process.

●	Mechanical compliance with the underlying tissue, such as elasticity, which is important for applications such as lung sealants, where the size of the underlying tissue strongly varies over time:

	●	MM212 has strong elastic properties similar to sealants and far superior to cyanoacrylates. Internal testing has shown that the elastic performance for cyanoacrylates is in the range of a 20% increase over original size, while MM212 can increase to about 300% of its original size.

●	Low cytotoxicity and minimal inflammatory response:

	●	Biocompatibility testing to date has shown good results and should hold long term due to the safety of the main MM212 degradation by-products via hydrolysis, ethanol and glycolic acid.

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Our Pipeline

The following shows the development and regulatory status of our product candidates:

Our Strategy

Our mission is to advance the development and commercialization of our proprietary tissue adhesive platform based on the MM212 chemistry, to develop safe and effective adhesives for acute wounds, damaged skin, chronic wounds and internal wounds. We intend to achieve this through the following strategies:

●	Secure FDA approval of our TearRepair device and start commercialization of TearRepair with our marketing partner, DermaRite Industries LLC.

●	Secure FDA approval of our scaled-up and improved version of BondEase and secure a marketing partner for the commercialization of BondEase.

●	Advance our third product candidate for the treatment of chronic wounds into a proof-of-concept animal study in order to set up a meeting with the FDA to discuss the regulatory pathway for approval and requirements to human clinical trials.

●	Continue the development of internal indications by customizing the formulation and delivery system of our adhesive and evaluating its performance in long term animal studies.

●	Seek strategic collaborative relationships.

Intellectual Property & Barriers to Entry

We own all the material intellectual property rights related to our platform and product candidate portfolio. As of December 31, 2021, our product and product candidate portfolio are protected by approximately 14 issued patents and 1 pending patent application worldwide with claims directed to composition of matter, adhesive delivery and method of use.

Recent Developments

We have recently completed the scaling up of the manufacturing process for the BondEase device and we have also completed the testing to demonstrate that the improved BondEase device is equivalent to the BondEase device that was cleared by FDA in December 2015. During the first quarter of 2022, we intend to submit this data in a new 510(k) application with the FDA to obtain marketing clearance in the United States for BondEase. We have also completed the development and testing of the TearRepair device, which is intended for the protection of damaged skin and skin tears of the elderly. During the first quarter of 2022, we intend to file a new 510(k) application with the FDA to obtain marketing clearance in the United States for TearRepair.

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Summary of Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

●	We have undertaken very limited operations to date and have not generated any revenues;

●	We have incurred losses since our inception and may not be able to achieve profitability;

●	Even if this offering is successful, we will need significant additional funding in order to complete development of and obtain regulatory approval for our product candidates and commercialize our products, if approved;

●	Even if either BondEase or TearRepair receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success;

●	Our performance will depend largely on the success of products for the treatment of chronic wounds and internal wounds which we have not yet developed;

●	We may not be able to obtain regulatory approval for our products in the United States or abroad;

●	We currently do not have any commercialized products and our products may never achieve market acceptance;

●	If we are unable to protect our intellectual property, or operate our business without infringing on the intellectual property rights of third parties, our business will be negatively affected;

●	The markets in which we operate are highly competitive;

●	Developments by competitors may render our products or technologies obsolete or non-competitive or may reduce the size of our markets;

●	Our customers may not receive adequate third-party reimbursement for our products;

●	We will need substantial additional funding to advance our expanding pipeline to commercialization and may be unable to raise such capital when needed;

●	The global pandemic caused by COVID-19 could adversely impact our business and operations, including our clinical trials; and

●	Other risks and factors listed under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	we are required to present only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in the registration statement of which this prospectus is a part;

●	we are exempt from compliance with the requirement that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board (the “PCAOB”) has adopted regarding communication of critical accounting matters and may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	we are exempt from the “say on pay,” “say when on pay,” and “say on golden parachute” non-binding advisory vote requirements; and

●	we can provide reduced disclosures about our executive compensation arrangements.

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We currently intend to take advantage of each of the exemptions described above. It is possible, therefore, that some investors will find our common stock less attractive, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period. For risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Ownership of Our Common Stock — Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

Corporate Information

OptMed, Inc. is the registrant and the issuer of the common stock being sold in this offering. Our corporate headquarters is located at 745 Fifth Avenue, Suite 500, New York, New York 10151. Our telephone number is (646) 898-2004.

Our principal website address is www.optmed.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus.

This prospectus includes trademarks, trade names and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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OFFERING SUMMARY

Offered securities:	shares of our common stock (or shares of our common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Assumed public offering price:	$ , the midpoint of the estimated $ to $ price range per share in this offering.

Over-Allotment Option:	The underwriters have an option to purchase up to additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters can exercise this option at any time within 45 days from the date of this prospectus.

Common stock outstanding before this offering (1):	shares

Common stock to be outstanding after this offering (2)(3):	shares (or shares if the underwriters exercise their Over-Allotment Option in full)

Underwriters compensation:	In connection with this offering, the underwriters will receive an underwriting discount equal to 8% of the gross proceeds from the sale of common stock in the offering. We will also reimburse the underwriter for certain out-of-pocket actual expenses related to the offering and the representative of the underwriter shall be entitled to a non-accountable expense allowance equal to one percent (1%) of the public offering price. See “Underwriting” for more information about underwriting compensation.

Use of proceeds:	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, assuming an initial public offering price of $ per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund our product development and marketing activities, fund the repayment of our senior secured indebtedness and other indebtedness, increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets, and for general corporate and working capital purposes. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds. See “Use of Proceeds.”

Lock-up agreements:	We and our directors, officers and certain stockholders have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into shares of our common stock for a period of 180 days after the date of this prospectus. See “Underwriting-Lock-Up Agreements” on page 107 of this prospectus.

Dividend policy:	We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends. See “Dividend Policy.”

Nasdaq listing and proposed trading symbol:	We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “ .” No assurance can be made that Nasdaq will approve our application to list our common stock. This offering is contingent on our common stock being listed on Nasdaq.

Risk factors:	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

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(1)	The number of shares of common stock to be outstanding immediately before this offering excludes:

●	shares of common stock issuable pursuant to the exercise of outstanding stock options as of , 2022 at a weighted-average exercise price of $ per share;
●	shares of common stock issuable pursuant to the exercise of outstanding warrants as of , 2022 at a weighted-average exercise price of $ per share;
●	shares of common stock issuable pursuant to the conversion of shares of our Series A Preferred Stock outstanding as of , 2022;
●	shares of common stock issuable pursuant to the conversion of shares of our Series B Preferred Stock outstanding as of , 2022;
●	shares of common stock issuable pursuant to the conversion of shares of our Series BB Preferred Stock outstanding as of , 2022;
●	Up to shares of common stock issuable pursuant to the conversion of convertible notes outstanding as of , 2022; and
●	additional shares of common stock reserved for issuance under our 2020 Equity Compensation Plan.

(2)	The number of shares of our common stock that will be outstanding immediately after this offering is based on shares of our common stock outstanding as of , 2022, and reflects shares of our Series A Preferred Stock, shares of our Series B Preferred Stock, and shares of our Series BB Preferred Stock that will convert into shares of our common stock in connection with the completion of this offering (the “Preferred Stock Conversion”). The number of shares of common stock to be outstanding after this offering excludes:

●	shares of common stock issuable pursuant to the exercise of outstanding stock options as of , 2022 at a weighted-average exercise price of $ per share;
●	shares of common stock issuable pursuant to the exercise of outstanding warrants as of , 2022 at a weighted-average exercise price of $ per share;
●	Up to shares of common stock issuable pursuant to the conversion of convertible notes outstanding as of , 2022; and
●	additional shares of common stock reserved for issuance under our 2020 Equity Compensation Plan.

Unless the context otherwise requires, the information in this prospectus assumes:

●	a public offering price of $ per share, which is the midpoint of the range of the offering price per share;

●	the Preferred Stock Conversion occurs;

●	the shares of our common stock to be sold in this offering are sold at $ per share; and

●	no exercise of the Over-Allotment Option.

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Summary Consolidated Financial Data

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations:

	Years Ended December 31,
	2020	2019

Operating expenses:
Research and development	$876,428	$865,877
General and administrative	1,615,870	1,753,944
Total operating expenses	2,492,298	2,619,821
Operating loss	(2,492,298)	(2,619,821)
Other expense:
Interest expense	997,153	1,523,749
Loss before provision for income taxes	(3,489,451)	(4,143,570)
Benefit for income taxes	(131,844)	(143,380)
Net loss attributable to OptMed, Inc.	(3,357,607)	(4,000,190)
Net loss attributable to non-controlling interest	(26,298)	(59,150)
Net income (loss)	$(3,383,905)	$(4,059,340)

Consolidated Balance Sheets:

	Year Ended December 31,
	2020	2019
ASSETS

Current Assets:
Cash	$107,597	$109,455
Prepaid expenses	132,817	185,838
Deferred tax asset	327,589	141,395

Total current assets	568,003	436,668

Property and equipment, net	718,334	804,468

Total assets	$1,286,337	$1,241,156

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$288,375	$260,039
Accrued expenses	1,946,068	1,471,715
Due to shareholders	1,764,803	1,776,818
Promissory notes, net of debt discount of $3,925 and $71,300 at December 31, 2020 and 2019, respectively	1,235,575	1,168,200
Promissory notes – related party, net of debt discount of $31,375 and $24,306 at December 31, 2020 and 2019, respectively	394,756	207,944
Convertible notes, net of debt discount of $673,947 and $993,100 at December 31, 2020 and 2019, respectively	3,585,461	3,252,826
Convertible notes – related party	200,000	200,000

Total current liabilities	9,415,058	8,337,542
Long term liabilities
PPP loan	108,225	-
Total other liabilities	108,225	-

Total liabilities	9,523,283	8,337,542

Stockholders’ Deficit
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 42,276,340 and 42,201,340 issued and outstanding at December 31, 2020 and 2019, respectively	42,276	42,201
Preferred stock Series A, $0.001 par value per share; 6,000,000 shares authorized; 4,670,779 issued and outstanding at December 31, 2020 and 2019 (no liquidation preference)	4,671	4,671
Preferred stock Series B, $0.001 par value per share; 4,000,000 shares authorized; no shares issued and outstanding at December 31, 2020 and 2019	-	-
Preferred stock Series BB-1, $0.001 par value per share; 4,000,000 shares authorized; 3,841,512 issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $3,199,979)	3,842	3,842
Preferred stock Series BB-2, $0.001 par value per share; 7,000,000 shares authorized; 2,667,738 issued and outstanding at December 31, 2020 (liquidation preference of $2,000,003)	2,668	-
Additional paid-in capital	29,642,774	27,402,172
Accumulated deficit	(38,157,077)	(34,799,470)
Total stockholders’ deficit	(8,460,846)	(7,346,584)

Non-controlling interest	223,900	250,198

Total liabilities and stockholders’ deficit	$1,286,337	$1,241,156

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We are a clinical-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical-stage medical device company that was formed in 2007. We have no products approved for commercial sale and have not generated any revenue. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials. If one of our product candidates received regulatory approval, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. In addition, our limited operating history may make it difficult to evaluate our current business and predict our future performance. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur net losses in for the foreseeable future and may never achieve or maintain profitability.

We are not profitable and have incurred significant losses in each period since our inception, including net losses of            for the year ended December 31, 2021 and $3,383,905 for the year ended December 31, 2020. To date, we have financed our operations primarily through private placements of our common stock, preferred stock, convertible loans, and loans. We have not commercialized any products and have never generated any revenue from product sales. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, seek regulatory approvals for our product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our product candidates and to enhance our operational, financial and information management systems.

A critical aspect of our strategy is to invest significantly in our technology platform to improve the efficacy and safety of our product candidates. To become and remain profitable, we must develop and eventually commercialize products with significant market potential, which we may never achieve. Even if we succeed in commercializing one or more of these product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of our results of operations may not be a good indication of our future performance. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our discovery and preclinical development efforts, expand our business or continue our operations and may require us to raise additional capital that may dilute your ownership interest. A decline in the value of our company could also cause you to lose all or part of your investment.

We have never generated any revenue from product sales and our ability to generate revenue from product sales and become profitable depends significantly on our success in a number of factors.

We have not generated any revenue from product sales, and do not anticipate generating any revenue from product sales until sometime after we have received regulatory approval for the commercial sale of a product candidate. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including:

●	completing research regarding, and nonclinical and clinical development of, our product candidates;

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●	obtaining regulatory approvals and marketing authorizations for product candidates for which we complete clinical trials;

●	developing a sustainable and scalable manufacturing process for our product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing our own manufacturing capabilities and infrastructure;

●	launching and commercializing product candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our product candidates as viable treatment options;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	attracting, hiring, and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with medical device product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or the FDA, or other regulatory agencies, domestic or foreign, or other comparable foreign authorities, to perform preclinical studies or clinical trials in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our treatable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we may never become profitable.

If we fail to obtain additional financing on acceptable terms or at all, we may be unable to complete the development and commercialization of our product candidates.

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, particularly as we advance the development of our products, the BondEase product for the closure of topical surgical incisions and lacerations, the TearRepair product for the protection of damaged skin and skin tears of the elderly and future products in early stage of development for the treatment of chronic wounds and internal wounds. If we obtain clearance from the FDA to market the BondEase or TearRepair products or any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States.

As of December 31, 2021, we had $           in cash and cash equivalents. We estimate that our net proceeds from the offering will be approximately $           after deducting estimated underwriting discounts and commissions and the estimated transaction expenses payable by us. We expect to use the net proceeds from the offering to fund our product development and marketing activities, increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets, and for general corporate and working capital purposes. We believe that such proceeds, together with our existing cash, will be sufficient to fund our operations through         . However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to pursue additional indications or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

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We cannot be certain that additional funding will be available on acceptable terms, or at all. Our ability to raise additional funding will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, our ability to obtain future funding when needed through equity financings, debt financings or strategic collaborations may be particularly challenging in light of the uncertainties and circumstances regarding the COVID-19 pandemic. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Certain agreements may also be terminated if we are unable to meet the payment obligations under the agreements. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our relatively small number of key executive management personnel, particularly our Chief Executive Officer, Ervin Braun, our Chief Operating Officer and Chief Financial Officer, Alain Klapholz, and our Chief Technical Officer, Ciaran McArdle. The loss of the services of any of these key executives or any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. Furthermore, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we would expect to experience operational disruptions and inefficiencies during any transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

We may be unable to compete successfully against our existing or future competitors.

We operate in a highly competitive market characterized by rapid technological change. We compete with both alternative biologically-derived products and synthetic products based on efficacy, price, ease of use, reimbursement, customer support services and healthcare provider education. We may face competition from various industry participants, including medical device companies, pharmaceutical companies, biotechnology companies, academic institutions and government agencies, as well as private and public research institutions.

Our success depends, in part, on our ability to maintain a competitive position in the development of technologies and products for use by our customers. Many of the companies that may develop or market competing or alternative products may have competitive advantages when compared to us, including:

●	greater financial and human resources for product development, sales and marketing;

●	greater domestic and international name recognition and more product familiarity among physicians;

●	broader and more established relationships with physicians, hospitals and third-party payors;

●	broader product lines and the ability to offer lower prices or rebates or bundle products to offer greater discounts or incentives;

●	a greater body of clinical data supporting the efficacy and safety of their products, and the ability and resources to continue to develop supportive clinical data;

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●	broader intellectual property protection for their technology and products;

●	broader and more established domestic and international sales and marketing and distribution networks; and

●	more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products, both in the United States and in foreign jurisdictions.

In addition to already marketed products, we also face competition from products that are or could be under development and that target the same applications as our products or applications that we may address in the future. Such product candidates may be developed by the above-mentioned entities and others, including pharmaceutical companies, biotechnology companies, academic institutions, government agencies and private and public research institutions. Our competitors may develop and patent processes or products earlier than we can, obtain regulatory clearance or approvals for competing products more rapidly than we can and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. Despite the steps we have taken to maintain and protect our intellectual property, competitors may nevertheless attempt to or succeed in developing similar technologies. We also compete with other organizations in recruiting and retaining qualified scientific, sales and management personnel. If our competitors are more successful than us in these matters, we may be unable to compete successfully against our existing or future competitors.

With respect to our BondEase topical surgical adhesive for the closure of acute wounds called BondEase, we will face direct and indirect competition from a number of competitors who have developed or are developing topical adhesives products for topical wound closure such as Ethicon, a subsidiary of Johnson and Johnson, Advanced Medical Solutions Group PLC, Chemence Medical, Inc., Adhezion Biomedical, LLC, Cryolife, Inc. Aesculap, Inc., Glustich Inc.

With respect to our TearRepair topical adhesive for the for the protection of damaged skin and skin tears of the elderly population, we will face direct and indirect competition from a number of competitors who have developed or are developing topical adhesives products for Medline Industries, LP, and 3M Health Care, a subsidiary of 3M.

With respect to our surgical adhesive currently in the research and development phase to be used as a seal for internal wounds and organ leakage, we will face direct and indirect competition from a number of competitors who have developed or are developing adhesives products for internal use products such as Ethicon, a Johnson & Johnson Company, Baxter Inc., BD (Becton, Dickinson and Company), Covidien Inc., a Medtronic Inc. company. The successful development of products is highly uncertain.

Successful development of products within our industry is highly uncertain and depends on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

●	clinical study results that may show the product to be less effective than expected (e.g., the study failed to meet its primary endpoint) or to have unacceptable side effects;

●	failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis, or preparation of 510(k) application, or PMA application, discussions with the FDA, and FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

●	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the product uneconomical; and

●	the proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

Success in preclinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next and may be difficult to predict.

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Even if we are successful in getting market approval, commercial success of any of our product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other health care payors were not to provide adequate coverage and reimbursement levels for any of our products once approved, market acceptance and commercial success would be reduced.

Our near-term ability to generate product revenue is dependent on the success of one or more of our product candidates, each of which are at an early-stage of development and will require significant additional clinical testing before we can seek regulatory approval and begin commercial sales.

Our near-term ability to generate product revenue is highly dependent on our ability to obtain regulatory approval of and successfully commercialize one or more of our product candidates. Our initial product candidates, the BondEase and TearRepair products, are tissue adhesives for topical applications. The BondEase product was designed as a topical adhesive for the closure acute incisional and laceration wounds and the TearRepair product was designed as a topical skin protectant for fragile and damaged skin such as skin tears of the elderly. In December 2015, we received clearance from the FDA to market BondEase in the United States. However, we have not yet started to commercialize BondEase, as we needed to first scale up its manufacturing process and to make certain modifications to improve the delivery of the adhesive on the wound. We have completed the manufacturing process and the product improvements for the BondEase product, and we are poised to file, during the first quarter of 2022, a new application with the FDA to obtain clearance to market the modified version of BondEase in the United States. We are also planning to file during the first quarter of 2022 an application with the FDA to obtain clearance to market the TearRepair product in the United States. The BondEase and TearRepair products will require additional regulatory review and approval in each jurisdiction in which we intend to market the products, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before we can generate any revenue from product sales. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the efficacy of the product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials and they may not receive regulatory approval even if they are successful in clinical trials.

Before we can generate any revenues from sales of our lead product candidates, we must complete the following activities for each of them, any one of which we may not be able to successfully complete:

●	manage preclinical, manufacturing and clinical activities;

●	obtain regulatory approval from the FDA and other comparable foreign regulatory authorities;

●	establish manufacturing relationships for the clinical and post-approval supply of the applicable drug candidate in compliance with all regulatory requirements;

●	build a commercial sales and marketing team, either internally or by contract with third parties;

●	establish and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;

●	develop and implement marketing strategies for successful commercial launch of our product candidates, if and when approved;

●	secure and maintain acceptance of our products, if and when approved, by patients, from the relevant medical communities and from third-party payors;

●	compete effectively with other therapies;

●	establish and maintain adequate health care coverage and reimbursement from third-party payors;

●	ensure continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing Risk Evaluation and Mitigation Strategy, or REMS, that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks;

●	maintain continued acceptable safety profile of the product candidates following approval; and

●	invest significant additional cash in each of the above activities.

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If we are unable to address one or more of these factors in a timely manner or at all, we could experience significant delays in the successful commercialization of, or an inability to successfully commercialize, our product candidates, which would materially harm our business. If we do not receive regulatory approvals for one or more of our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to manufacture and market our product candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

Our business and sale of our products are subject to extensive regulatory requirements, including compliance with labelling, manufacturing and reporting controls. If we fail or are unable to timely obtain the necessary 510(k) clearances or Pre-Market Application (“PMA”) approvals for new products or for the use of our products for additional indications, our ability to generate revenue could be materially harmed.

Our products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities and by similar regulatory authorities in overseas jurisdictions. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

●	design, development and manufacturing;

●	testing, labeling, including directions for use, processes, controls, quality assurance, packaging, storage, distribution, installation and servicing;

●	preclinical studies and clinical trials;

●	establishment registration and listing;

●	product safety and effectiveness;

●	marketing, sales and distribution;

●	premarket approval and 510(k) clearance;

●	recordkeeping procedures;

●	advertising and promotion;

●	corrections and removals and recalls; post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and

●	product import and export.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance or PMA approval from the FDA, unless an exemption applies.

In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device. Substantial equivalence means that with respect to the proposed device being compared to the predicate device, the proposed device has the same intended use as the predicate device and the proposed device has the same technological characteristics as the predicate device, or has different technological characteristics but that the proposed device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. Clinical data are sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and also novel devices that remain in Class III. Products that are approved from a PMA application generally need FDA approval of a PMA supplement before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both of these processes can be expensive and lengthy, and with respect to a PMA, can entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to six months, but may take significantly longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining 510(k) clearances or PMA approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

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In the United States, we have received 510(k) clearance for our BondEase product indicated for the closure of topical incisions and lacerations. However, before we could commercialize our BondEase product we needed to scale up its manufacturing process and to make modifications to the BondEase product. We have completed the scale-up of the manufacturing process and product modifications for BondEase. We plan to file during the first quarter of 2022 a new 510(k) application with the FDA to obtain clearance to market the modified BondEase product in the United States. There is no assurance that The FDA will approve the new application or that it will not require us to conduct additional pre-clinical and human clinical testing before it considers our application for review. If the FDA requires us to go through a lengthier, more rigorous process for future products or modifications to existing products than expected, our product introductions or modifications could be delayed or cancelled, which could result in no future revenues or could cause our sales to decline. In addition, several of product candidates will require the more costly, lengthy and uncertain PMA process. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products. The FDA can delay, limit or deny 510(k) clearance or PMA approval of a device for many reasons, including:

●	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended uses;

●	the data from our preclinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

●	the manufacturing process or facilities we use may not meet applicable requirements.

While we have previously received FDA clearance for the indication of our BondEase product for the closure of topical incisional and laceration wounds, the manufacturing for that product was not commercially feasible and our new modified BondEase product may not be cleared by the FDA and FDA may not clear additional indications that are necessary or desirable future successful commercialization of our products. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products.

From time to time, legislation is drafted and introduced in the United States that could significantly change the statutory provisions governing any regulatory approval or clearance that we receive in the United States. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect the commercialization of any of our product candidates may be delayed, and our business will be harmed.

Elsewhere in this prospectus we have provided a number of timing estimates regarding the initiation of clinical trials and clinical development milestones, and the expected availability of data resulting from these trials for certain of our product candidates. We expect to continue to estimate the timing of these types of development milestones and our expected timing for the accomplishment of various other scientific, clinical, regulatory and other product development objectives. From time to time following the completion of this offering, we may publicly announce the expected timing of some of these events. However, the achievement of many of these milestones and events may be outside of our control. All of these timing estimations are based on a variety of assumptions we make which may cause the actual timing of these events to differ from the timing we expect, including:

●	our available capital resources and our ability to obtain additional funding as needed;

●	the rate of progress, costs and results of our clinical trials and research and development activities;

●	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

●	our receipt of approvals by the FDA, European Medicines Agency, or EMA, and other regulatory authorities and the timing of these approvals;

●	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

●	the efforts with respect to the commercialization of our product candidates;

●	the securing of, costs related to, and timing issues associated with manufacturing our products and, if any of our product candidates are approved, associated with sales and marketing activities and the commercial manufacture of our product candidates; and

●	circumstances arising from or relating to the COVID-19 pandemic, including potential effects on the global supply chain, our manufacturers and the availability of raw materials needed for the research and development of our product candidates.

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If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business and results of operations may be harmed and our stock price may decline.

Failure to successfully identify, develop and commercialize additional products or product candidates could impair our ability to grow.

Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our product candidates in our current pipeline, we expect to continue to innovate and potentially expand our portfolio. Because we have limited financial and managerial resources, research programs to identify product candidates may require substantial additional technical, financial and human resources, whether or not any new potential product candidates are ultimately identified. Our success may depend in part upon our ability to identify, select and develop promising product candidates. We may expend resources and ultimately fail to discover and generate additional product candidates suitable for further development. All product candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize new product candidates we have identified and explored, our business, prospects, financial condition and results of operations could be adversely affected.

We face risks related to health, pandemics, epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our preclinical studies and clinical trials.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide our business may be adversely affected. The COVID-19 pandemic has impacted the global economy and may impact our operations, including the potential interruption of our clinical trial activities, regulatory reviews and our supply chain. For example, the COVID-19 pandemic may delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. We have experienced difficulties in the procurement of raw materials, particularly during 2020, as a result of the prioritization of medical device suppliers of the provision of supplies for the production of vaccines against COVID-19. Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development or approval process for our product candidates.

COVID-19 may also affect employees of third-party contract research organizations that we rely upon to carry out our clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at our CMOs, which could result in delays or disruptions in the supply of our product candidates. In addition, we have taken precautionary measures, and may take additional measures, intended to help minimize the risk of the virus to our employees, including temporarily requiring certain employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. In 2020, we were forced to suspend operations at our subsidiary in Spain for two months, and we re-opened the facility only with limited operations.

We cannot presently predict the extent to which current or future business shutdowns and disruptions may impact or limit our ability or the ability of any of the third parties with which we engage to conduct business in the manner and on the timelines presently planned. Any such impacts or limitations could have a material adverse impact on our business and our results of operation and financial condition. While the potential economic impact brought by and the duration of the coronavirus outbreak may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

A significant outbreak of other infectious diseases in the future also could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

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The FDA or comparable foreign regulatory authorities may disagree with our regulatory plans and we may fail to obtain regulatory approval of our product candidates.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance or PMA approval from the FDA, unless an exemption applies.

In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device. Substantial equivalence means that with respect to the proposed device being compared to the predicate device, the proposed device has the same intended use as the predicate device and the proposed device has the same technological characteristics as the predicate device, or has different technological characteristics but that the proposed device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. Clinical data are sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and also novel devices that remain in Class III. Products that are approved from a PMA application generally need FDA approval of a PMA supplement before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both of these processes can be expensive and lengthy, and with respect to a PMA, can entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to six months, but may take significantly longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining 510(k) clearances or PMA approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

As part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

●	the risk-benefit balance of the medicinal product is positive;

●	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

●	unmet medical needs will be fulfilled; and

●	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete nonclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

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Our clinical trial results may also not support approval, whether accelerated approval, conditional marketing authorizations, or regular approval. The results of preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

●	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

●	we may be unable to demonstrate that our product candidates’ risk-benefit ratios for their proposed indications are acceptable;

●	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

●	we may be unable to demonstrate that the clinical and other benefits of our product candidates outweigh their safety risks;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, our own manufacturing facilities, or a third-party manufacturer’s facilities with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Further, failure to obtain approval for any of the above reasons may be made more likely due to the novel nature of our technology. Failure to obtain regulatory approval to market any of our product candidates would significantly harm our business, results of operations, and prospects.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. In particular, because our product candidates are subject to regulation as medical devices. For example, response rates from the use of our product candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. We expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for our product candidates, than for “off-the-shelf” products. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if our clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

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Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most chemical adhesive products, use of our product candidates could be associated with side effects or adverse events, which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials.

The FDA or comparable foreign regulatory authorities could delay or deny approval of our product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of our product candidates could also require us or our collaborators to perform additional studies or halt development or sale of these product candidates.

If one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw or limit their approvals of such products;

●	regulatory authorities may require the addition of labeling statements, specific warnings or a contraindications;

●	we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

●	we may be required to change the way such products are distributed or administered, or change the labeling of the products;

●	the FDA or a comparable foreign regulatory authority may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the products;

●	we may decide to recall such products from the marketplace after they are approved;

●	we could be sued and held liable for harm caused to individuals exposed to or taking our products; and

●	our reputation may suffer.

In addition, adverse side effects caused by any products that may be similar in nature to our product candidates could delay or prevent regulatory approval of our product candidates, limit the commercial profile of an approved label for our product candidates, or result in significant negative consequences for our product candidates following marketing approval.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s primary endpoints;

●	the proximity of patients to trial sites;

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●	the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents; and

●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent an alternative to more common alternatives for wound treatment, potential patients and their doctors may be inclined to use conventional products or treatment, rather than enroll patients in any future clinical trial.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.

Healthcare practitioners play a significant role in determining the course of a patient’s treatment and, ultimately, the type of product that will be used to treat the patient. As a result, our commercial success is heavily dependent on our ability to educate these practitioners on the use of our products in surgical soft tissue repair procedures and complex wound management. Acceptance and adoption of our products in our markets depends on educating healthcare practitioners as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products, including potential comparisons to our competitors’ products, and on training healthcare practitioners in the proper application of our products. If we are not successful in convincing healthcare practitioners of the merits and advantages of our products compared to our competitors’ products, they may not use our products and we will be unable to increase our sales and sustain growth or profitability.

Convincing healthcare practitioners to dedicate the time and energy necessary to properly train to use new products and techniques is challenging, and we may not be successful in these efforts. In particular, as healthcare resources are strained due to the ongoing COVID-19 pandemic, it may be more difficult to convince healthcare practitioners to commit their time and resources to learning to use a new product. If healthcare practitioners are not properly trained, they may use our products ineffectively, resulting in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us. Accordingly, even if our products show superior benefits, safety or efficacy, based on head-to-head clinical trials, in comparison to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our products. If we fail to do so, our sales will not grow and our business, financial condition and results of operations will be adversely affected. We may not have adequate resources to effectively educate the medical community and our efforts may not be successful due to physician resistance or negative perceptions regarding our products.

Healthcare practitioners may be hesitant to change their medical treatment practices for the following reasons, among others:

●	lack of experience with new technologies or other biologically-derived regenerative products;

●	lack or perceived lack of evidence supporting additional patient benefits;

●	perceived liability risks generally associated with the use of new products and procedures;

●	limited or lack of availability of coverage and reimbursement within healthcare payments systems;

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●	existing sole-source supply contracts with purchasing entities, such as hospital systems and group organizations, or GPOs, that do not use our products;

●	limited or lack of available published clinical data;

●	pressure to contain costs and use lower cost alternatives to our products;

●	costs associated with the purchase of new products; and

●	the time commitment that may be required for training to use new products or technologies.

In addition, we believe recommendations and support of our products by key opinion leaders are essential for market acceptance and adoption. If we do not receive support from such key opinion leaders or if long-term clinical data does not show the benefits of using our products, we may not achieve adequate commercial acceptance of our products.

The process of manufacturing our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our product candidates involves complex processes, and as a result of the complexities, the cost to manufacture our product candidates is high, and the manufacturing process is less reliable and is more difficult to reproduce than those of alternative products. Our manufacturing process will be susceptible to product loss or failure due to logistical issues. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

We rely on third parties to manufacture our clinical product supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices, or fail to maintain or achieve satisfactory regulatory compliance.

In October 2017, we formed Synkotech Biomaterials S.L. (Synkotech) located in Tarragona, Spain, as a joint-venture with Thasus Partners, a technical consulting company founded in December 2016 by specialists in all aspects of the synthesis, processing, formulating, packaging and IP associated with highly reactive adhesive monomers. We own 66% of the equity and 52% of the profits. Synkotech built a state of the art manufacturing facility in a space of approximately 1,600 square feet. This facility’s goal was to scale up of the manufacturing process of the MM212 chemistry, to produce BondEase and TearRepair products, the first devices that we intend to commercialize in the United States pending receiving marketing clearance from the FDA. Synkotech also serves as an R&D facility to develop new clinical indications for our adhesive surgical platform. There are currently fourteen employees working at Synkotech. Synkotech is ISO-9000 and ISO-13485 certified and intends complies with FDA requirements to manufacture medical devices.

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Our manufacturing facility may be used as our clinical-scale manufacturing and processing facility. This facility can manufacture or process our product on a very limited commercial scale and may not be able manufacture or process on a large commercial scale for any of our product candidates.

Although in the future we do intend to increase the output capability and the size of our own manufacturing facility, we may, in any event, never be successful in developing a manufacturing facility that is capable to meet our research and commercial needs. Our anticipated reliance on a single manufacturing facility with limited capacity exposes us to the following risks:

●	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and must be compliant with FDA regulations, which would require the set up extensive quality systems, new testing, good manufacturing practices and compliance inspections by FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products.

●	Our manufacturing facility and third-party manufacturers might be unable to timely manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

●	Contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately.

●	Our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our products, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products.

●	Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMP, if applicable and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

●	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products.

●	Our third-party manufacturers could breach or terminate their agreement with us.

●	Raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

●	Disruptions in the supply chain, particularly with respect to chemical raw materials utilized in our development and manufacturing processes, could significantly delay our product development and have a detrimental effect on our ability to commercialize product candidates.

●	Our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters.

●	Our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

Although our agreements with our CMOs require them to perform according to certain cGMP requirements such as those relating to quality control, quality assurance and qualified personnel, we cannot control the conduct of our CMOs to implement and maintain these standards. If any of our CMOs cannot successfully manufacture material that conforms to our specifications and the regulatory requirements of the FDA, EMA or other comparable foreign authorities, we would be prevented from obtaining regulatory approval for our product candidates unless and until we engage a substitute CMO that can comply with such requirements, which we may not be able to do. Any such failure by any of our CMOs would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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The manufacture of our product candidates is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of medical products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of our product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

Our manufacturing facility and third-party manufacturers may be unable to successfully scale up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing any approved product candidates.

Our manufacturing partners may be unable to successfully increase the manufacturing capacity for our product candidates in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our product candidates are approved, our commercialization efforts. Quality issues may also arise during scale-up activities. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing, and clinical trials of our product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

We rely and will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will depend upon independent investigators and collaborators to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We rely and will rely heavily on third parties over the course of our clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into their day-to-day activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with good clinical practices, or GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional nonclinical or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the applicable GCP regulations. In addition, our clinical trials must be conducted with medical device product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical, and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

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Any agreements governing our relationships with CROs or other contractors with whom we currently engage or may engage in the future may provide those outside contractors with certain rights to terminate a clinical trial under specified circumstances. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing, or commercial product distribution capabilities and have no experience in marketing products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products. Currently we have entered in an exclusive distribution agreement in the United States, Canada and Mexico territories for our TearRepair product with DermaRite Industries, LLC. a United States manufacturer and distributor of skin care, wound care, and nutritional supplements. We have also entered into an exclusive distribution agreement, including subsequent amendments, for all our products with Jiangsu Synecoun Medical Technology Co., Ltd. for China, Hong Kong, Taiwan, Japan, South Korea and Indonesia territories. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements for our other products, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States or overseas, and as a result, we may not be able to generate product revenue.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving our product candidates, such as our collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

●	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

●	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

●	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

●	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

●	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

●	collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition, and results of operations.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	our inability to achieve desired efficiencies, synergies or other anticipated benefits from such acquisitions or strategic partnerships;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

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If we, our CROs or our CMOs use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by us or third parties, such as CROs and CMOs. We and such third parties are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although we believe that our and such third parties’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state, or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations.

Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to our knowledge we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Although we take reasonable steps to help protect confidential and other sensitive information from unauthorized access or disclosure, we also could be the target of phishing attacks seeking confidential information regarding our employees. Furthermore, while we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information may be transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit PHI and other PII or confidential information to us.

To the extent we or these third parties are found to have violated such laws, rules or regulations or that any disruption or security breach were to result in a loss of, or damage to, our or our third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects.

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If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities (or the manufacturing processes and facilities of our third-party manufacturer) or our marketing programs, a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in:

●	decreased demand for our products;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize any product candidate; and

●	a decline in our share price.

Our product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale.

Our product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. There is no assurance that our manufacturers will be successful in establishing a larger-scale commercial manufacturing process for our product candidates that achieves our objectives for manufacturing capacity and cost of goods. Even if we could otherwise obtain regulatory approval for any product candidate, there is no assurance that our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities of the approved product for commercialization, our commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in existing third-party coverage and reimbursement may impact our ability to sell our products.

In the United States and markets in other countries, patients who are prescribed medical products for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Maintaining and growing sales of our products depends in large part on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare provider customers that purchase our products typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used, including the cost of the purchase of our products. Medicare reimbursement for procedures using our products during an inpatient stay is generally made under a prospective payment system that is determined by a classification system known as the Medicare severity diagnosis-related groups, or MS-DRGs. The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, also includes payment for our products in Medicare payments for outpatient surgical procedures in ambulatory surgery centers or hospital outpatient departments. Our customers’ access to adequate coverage and reimbursement for the procedures performed with our products by government and private insurance plans is central to the acceptance of our current and future products. Changes in the amount third—party payors are willing to reimburse our customers for procedures using our products or our products themselves could create pricing pressures for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels.

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Coverage decisions and payment amounts are established at the discretion of individual third-party payors. Many private payors, however, use coverage decisions and payment amounts determined by CMS as guidelines in setting their coverage and reimbursement policies. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. While certain procedures using our products are currently covered by Medicare and other third-party payors, future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and/or hospitals for covered services.

These bundled payments are subject to a two-tier system—one bundled payment for procedures that involve products whose cost exceeds a threshold amount (i.e., high cost products) and another bundled payment for procedures that involve low cost products below that designated threshold (i.e., low cost payments). Bundled payment rates are modified annually based on modifications to the threshold amounts and geographic adjustments.

In any case, these bundled payments are limited by dollar amount and may not cover the cost of our products used in a given surgical procedure. Moreover, coverage decisions are at the discretion of the Medicare contractors. As a result, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level or reimbursed at all.

Some third-party payors in the United States, including certain Medicare contractors and private health insurance companies, have developed policies that deny coverage for our products when used as wound care treatment for certain clinical indications such as lower extremity ulcers in a hospital outpatient facility, ambulatory surgery center or physician office. To support changes in these policies and expanded coverage, we may need to conduct prospective, randomized controlled clinical trials and present data from such trials to payors to demonstrate the medical necessity or cost effectiveness of our products for these indications.

While we are devoting considerable resources to such post-market clinical trials to support such additional coverage and reimbursement, there can be no assurance that coverage for our products will be expanded. In addition, those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products, though we cannot predict whether coverage will be sufficient or if there will be coverage at all. Failure to obtain favorable payor policies could have a material adverse effect on our business and operations.

Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at cost-effective levels. Nor can we be certain that third-party payors using a methodology that sets amounts based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, will view the cost of our products to be justified so as to incorporate such costs into the overall cost of the procedure. Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations and financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our customers. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and could adversely impact our business, results of operations and financial condition.

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We have no experience selling, marketing or distributing products and currently have no internal marketing and sales force. If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell our product candidates, if approved, or generate product revenues.

We currently have no sales, marketing or distribution capabilities and have no experience as a company in the sale or marketing of pharmaceutical products. There can be no assurance that we will be able to market and sell our products in the United States or overseas. In order to commercialize any product candidates, we must build on a territory-by-territory basis marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Therefore, with respect to the commercialization of all or certain of our product candidates, we may choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If so, our success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, such collaborators’ strategic interest in the products under development and such collaborators’ ability to successfully market and sell any such products.

If we are unable to enter into such arrangements when needed on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. Further, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our products, we may in the future need to establish an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates, which could be expensive, time-consuming and requiring significant attention of our executive officers to manage. Further, we may not have sufficient resources to allocate to the sales and marketing of our products.

Any failure or delay in the development of sales, marketing and distribution capabilities, through collaboration with one or more third parties or through internal efforts, would adversely impact the commercialization of any of our products that we obtain approval to market. As a result, our future product revenue will suffer and we may incur significant additional losses.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.

Before a new medical device or a new intended use for an existing product can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval (“PMA”) from FDA, unless an exemption applies. The typical duration to receive a 510(k) approval is approximately nine to twelve months from the date of the initial 510(k) submission and the typical duration to receive a PMA approval is approximately two years from the date of submission of the initial PMA application, although there is no guarantee that the timing will not be longer.

Surgical adhesives are classified in different categories depending on their clinical applications. Surgical adhesives intended for topical skin indications have been classified as Class I devices if they are intended as skin protectants and have been classified as Class II devices if they are intended to be used as tissue adhesive for the topical approximation of skin. As such our BondEase device was classified by FDA as a Class II device as it is intended be used as tissue adhesive for the topical approximation of skin. We believe that our TearRepair device will be classified as a Class I device as it is intended to be used as a skin protectant. Both our BondEase modified product and our TearRepair product will require a 510(k) clearance prior to marketing. In some instances, the 510(k) pathway for product marketing may be used with only proof of substantial equivalence in technology for a given indication with a lawfully marketed device (a “predicate device”). In other instances, FDA may require additional clinical work to prove efficacy in addition to technological equivalence and basic safety. Whether clinical data is provided or not, FDA may decide to reject the substantial equivalence argument we present. If that happens, our device would be automatically designated as a Class III device and we would have to fulfill the more rigorous PMA requirements, or request a “de novo” reclassification of the device into Class I or II. Thus, although at this time we do not anticipate that we will be required to do so, it is possible that one or more of our planned products may require PMA approval de novo reclassification.

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Surgical adhesives for internal applications are classified as Class III devices and will be required to be approved via the PMA approval process.

The FDA has designated tissue adhesives as class III devices except for specific indications such as the closure of topical approximation of skin for surgical incisions, including laparoscopic incisions and simple traumatic lacerations that have easily approximated skin edges. As such, surgical adhesives for internal applications are classified as Class III devices and will be required to be approved via the PMA approval process. However, although the regulatory pathway in the U.S. for approval of the product for the treatment of chronic wounds that we are currently developing appears to be classified as a class III device, we intend to request that FDA grant a de novo classification request for the use of our surgical adhesive for chronic wounds indications which are topical wounds. In the United States, before we can market a new medical device, or a new use of, certain new claims for, or significant modifications to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, de novo classification under Section 513(f) (2) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, a device that was de novo classified under section 513(f)(2) of the FDCA, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence demonstrations. The de novo classification process for the use of our surgical adhesive for the treatment of chronic wounds may provide a pathway if we could demonstrate that our adhesive would provide reasonable assurance of safety and effectiveness for the treatment of chronic wounds, even though there are no legally marketed predicate devices for the use of topical of surgical adhesive for the treatment of chronic wounds. A de novo classification is a risk-based classification process through which devices are classified into class I or class II. Devices classified in response to a de novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions. However, if the FDA does not grant the chronic wound indication for our surgical adhesive a de novo classification, we will required to file for approval via the PMA process where the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

However, it is possible that the FDA will require us to file for approval via the PMA pathway for one or more of our planned products. In this case, the FDA is likely to require that randomized, controlled clinical trials be conducted before an application for approval can be filed. These are typically expensive and time consuming, and require substantial commitment of financial and personnel resources from the sponsoring company. These trials also entail significant risk, and the data that results may not be sufficient to support approval by the FDA or other regulatory bodies.

Furthermore, regulatory approval of a PMA or a 510(k) pathway is not guaranteed, and the filing and approval process itself is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure may occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies. The FDA can delay, limit, or deny approval of a future product for many reasons, including but not limited to:

●	a future product may not be deemed to be safe and effective;

●	FDA officials may not find the data from clinical and preclinical studies sufficient;

●	the FDA may not approve our or our third-party manufacturer’s processes or facilities; or

●	the FDA may change its approval policies or adopt new regulations.

If any products we may develop fail to demonstrate safety and efficacy in further clinical studies that may be required, or do not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

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Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any 510(k), PMA, or other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, and cGCPs for any clinical trials that we conduct post-approval.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in the following among other things:

●	restrictions on the manufacturing of the product, the approved manufacturers or the manufacturing process;

●	restrictions on the labeling or marketing of a product;

●	restrictions on product distribution or use;

●	requirements to conduct post-marketing studies or clinical trials;

●	withdrawal of the product from the market;

●	product recalls;

●	warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

●	refusal of the FDA or other applicable regulatory authority to approve pending applications or

●	supplements to approved applications;

●	fines, restitution or disgorgement of profits or revenues;

●	suspension or withdrawal of marketing approvals;

●	suspension of any of our ongoing clinical trials;

●	product seizure or detention or refusal to permit the import or export of products; and

●	consent decrees, injunctions or the imposition of civil or criminal penalties.

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The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, if we were able to obtain accelerated approval of any of our product candidates, the FDA would require us to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, we will be subject to certain restrictions that we would not be subject to upon receiving regular approval.

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers, and others in the medical community.

Our products may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. Several factors will influence whether our product candidates are accepted in the market, including:

●	the clinical indications for which our product candidates are approved;

●	physicians, hospitals, cancer treatment centers, and patients considering our product candidates as a safe and effective treatment;

●	the potential and perceived advantages of our product candidates over alternative treatments;

●	the prevalence and severity of any side effects;

●	any restrictions on concomitant us of other medications

●	product labeling or product insert requirements of the FDA or other regulatory authorities;

●	limitations or warnings contained in the labeling approved by the FDA;

●	the size of the market for such drug candidate, based on the size of the patient subsets that we are targeting, in their territories for which we gain regulatory approval and have commercial rights;

●	the safety of the drug candidate as demonstrated through broad commercial rights;

●	the adequacy of supply of our product candidates;

●	the timing of market introduction of our product candidates as well as competitive products;

●	the cost of treatment in relation to alternative treatments;

●	the amount of upfront costs or training required for physicians to administer our product candidates;

●	the availability of adequate coverage, reimbursement, and pricing by third-party payors and government authorities;

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●	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

●	support from patient advocacy groups

●	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

●	the effectiveness of our sales and marketing efforts.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement for our product candidates may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of any product candidate of ours that receives marketing approval in the future.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

We are and will be subject to stringent privacy laws, cybersecurity laws, regulations, policies and contractual obligations related to privacy and security, and changes in such laws, regulations, policies or how they are interpreted or changes in related contractual obligations could adversely affect our business.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, processing, storage and use of personally-identifying information including comprehensive regulatory systems in the U.S. and EU, which, among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations by us or third parties to whom we contract certain types of work (like clinical trials) could result in enforcement action against us or such third parties, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the US federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.

If we are unable to properly protect the privacy and security of protected health information or other personal, sensitive, or confidential information in our possession, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

In the EU, we may be subject to the General Data Protection Regulation (GDPR) which went into effect in May 2018 and which imposes obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

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The GDPR may also impose additional compliance obligations relating to the transfer of data between us and our subsidiaries or other business partners. For example, the European Court of Justice recently invalidated the EU-U.S. Privacy Shield as a basis for transfers of personal data from the EU to the U.S. and raised questions about the continued validity of one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses. Some customers or other service providers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

While we continue to address the implications of the recent changes to EU data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose us to risk of enforcement actions taken by data protection authorities in the EU and elsewhere and carries with it the potential for significant penalties if we are found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to treat cancer and other immune-related diseases, we cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our products. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

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We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with applicable laws and regulations of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in significant regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our relationships with prescribers, purchasers, third-party payors and patients will be subject to applicable anti-kickback, fraud and abuse and other health care laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, upon commercialization of our drug candidates, if approved, we will be subject to additional health care statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which we conduct our business. Physicians, other health care providers and third-party payors will play a primary role in the recommendation, prescription and use of any product candidates for which we obtain marketing approval. Our future arrangements with such third parties may expose us to broadly applicable fraud and abuse and other health care laws and regulations that may constrain our business or financial arrangements and relationships through which we market, sell and distribute any products for which we may obtain marketing approval. Restrictions under applicable domestic and foreign health care laws and regulations include, but are not limited to, the following:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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●	US federal false claims, false statements and civil monetary penalties laws, including the US False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal health care programs for items and services which results from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act;

●	HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any health care benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	analogous state and foreign laws and regulations relating to health care fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers;

●	the FCPA and other anti-corruption laws and regulations pertaining to our financial relationships and interactions with foreign government officials;

●	the US federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act,” which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services, or CMS, information related to physician payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals as well as the ownership and investment interests of physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

●	analogous state and foreign laws that require pharmaceutical companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other health care providers, marketing activities or expenditures, or product pricing or transparency information, or that require pharmaceutical companies to implement compliance programs that meet certain standards or to restrict or limit interactions between pharmaceutical manufacturers and members of the health care industry;

●	the US federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal health care programs;

●	HIPAA, which imposes obligations on certain covered entity health care providers, health plans, and health care clearinghouses and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

●	state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. If any of the physicians or other health care providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal health care programs.

Risks Related to Intellectual Property

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our products or product candidates.

We anticipate that we will file additional patent applications both in the United States and in other countries, as appropriate. However, we cannot predict:

●	if and when any patents will issue;

●	the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

●	whether others will apply for or obtain patents claiming aspects similar to those covered by our patents and patent applications; or

●	whether we will need to initiate litigation or administrative proceedings to defend our patent rights, which may be costly whether we win or lose.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, outside scientific advisors, contractors, and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, and financial condition.

Third-party claims of intellectual property infringement against us or our collaborators may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, procedures including inter parties review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

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Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and medical device industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can have a different scope and strength than do those in the United States. To date, in addition to the United States, we have filed patent applications in Australia, Brazil, Canada, China, Europe (via European Patent Office, or EPO), Hong Kong, India, Israel, Japan, Russian Federation, South Korea, Mexico, and Singapore. In addition, the laws of some foreign countries, such as China, Brazil, Russia, and India, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement against importation of infringing products is challenging or legal remedies are insufficient. These products may compete with our products and our patents or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China, Brazil, Russia, and India, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patents or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore such proceedings could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To cease such infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

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Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter parties review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Relating to Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop following this offering.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on the Nasdaq Capital Market. However, there can be no assurances that our listing application will be approved, or even if approved, that an active trading market for our common stock will develop or be sustained. If an active market for our common stock does not continue to develop or is not sustained, it may be difficult for investors to sell their shares of our common stock without depressing the market price and investors may not be able to sell their shares at all. An inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to acquire other businesses, applications, or technologies using our securities as consideration, which, in turn, could materially adversely affect our business and the market prices of your shares of our common stock and warrants.

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The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to have our common stock listed on the Nasdaq Capital Market. Even if our listing application is approved, the market price of our common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

●	our operating and financial performance, quarterly or annual earnings relative to similar companies;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

●	any major change in our board of directors or senior management;

●	additional sales of our common stock by us, our directors, executive officers or principal stockholders;

●	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

●	short sales, hedging and other derivative transactions in our common stock;

●	exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, and foreign exchange rates;

●	our creditworthiness, financial condition, performance, and prospects;

●	our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;

●	perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

●	regulatory or legal developments;

●	changes in general market, economic, and political conditions;

●	conditions or trends in our industry, geographies or customers;

●	changes in accounting standards, policies, guidance, interpretations or principles; and

●	threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

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Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock (after giving effect to the Preferred Stock Conversion) prior to completion of this offering. Accordingly, if you purchase our common stock in this offering, you will pay substantially more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in pro forma net tangible book value of our common stock. In addition, if the underwriters exercise their option to purchase additional shares from us, or if we issue additional equity securities in the future, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

We have broad discretion over the use of the net proceeds from this offering and it is possible that we will not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

Our executive officers and directors, and their affiliated entities, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Upon consummation of this offering (based on shares outstanding as of            , 2022), our executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately           % of our common stock (approximately           % if the underwriters’ Over-Allotment Option is exercised in full). Accordingly, these stockholders may, as a practical matter, continue to be able to exert substantial control of the Company after this offering. This concentration of ownership could delay or prevent a change in control of the Company.

There can be no assurances that our shares once listed on Nasdaq will not be subject to potential delisting if we do not continue to maintain the listing requirements of Nasdaq.

We have applied to list our shares of common stock on Nasdaq under the symbol “        .” Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (i.e., being de-listed from Nasdaq), would make it more difficult for stockholders to sell our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Even if our securities are listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

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●	a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We have agreed to indemnify our officers and directors against lawsuits to the fullest extent of the law.

Delaware law permits the indemnification of officers and directors against expenses incurred in successfully defending against a claim. Delaware law also authorizes Delaware corporations to indemnify their officers and directors against expenses and liabilities incurred because of their being or having been an officer or director. Our organizational documents provide for this indemnification to the fullest extent permitted by Delaware law.

Prior to, and in no event not later than, the closing of the offering, we will obtain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. There is no guarantee that such insurance coverage will protect us from any damages or loss claims filed against it.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Delaware, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Some provisions of Delaware law and our certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

●	a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors, by our President, by the Chairman of our Board, or by stockholders holding at least a majority of the outstanding shares of our common stock;

●	the state of New York is designated as the exclusive forum for the resolution of claims involving the Company; and

●	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the Delaware General Corporate Law, or DGCL, may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our certificate of incorporation and bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our Company. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

●	be required to present only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement for its initial public offering;

●	be exempt from compliance with the requirement that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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●	be exempt from compliance with any requirement that the PCAOB may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	be exempt from the “say on pay,” “say when on pay,” and “say on golden parachute” non-binding advisory vote requirements; and

●	be exempt from certain disclosure requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 and the continuing listing standards of Nasdaq, may strain our resources, increase our costs, and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, certain members of our management team have limited experience managing a public company.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002, and the listing standards of the Nasdaq Capital Market. These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The Nasdaq Capital Market will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and Nasdaq Capital Market requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

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We expect these reporting and corporate governance rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Certain members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

If securities or industry analysts cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We cannot provide any assurance that analysts will continue to cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential”, or “continue” or the negative of these terms or other similar expressions. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to, the following:

●	our use of the net proceeds of this offering;

●	our ability to obtain and maintain regulatory approval of our products;

●	our ability to successfully commercialize and market our products, if and when approved;

●	our ability to contract with third-party suppliers, manufacturers, and other service providers and their ability to perform adequately;

●	the potential market size, opportunity, and growth potential for our products, if and when approved;

●	our ability to obtain additional funding for our operations and development activities;

●	the accuracy of our estimates regarding expenses, capital requirements, and needs for additional financing;

●	the initiation, timing, progress, and results of our preclinical studies and clinical trials, and our research and development programs;

●	the timing of anticipated regulatory filings;

●	the timing of availability of data from our clinical trials;

●	our future expenses, capital requirements, need for additional financing, and the period over which we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements;

●	our ability to retain the continued service of our key professionals and to identify, hire, and retain additional qualified professionals;

●	our ability to advance product candidates into, and successfully complete, clinical trials;

●	our ability to recruit and enroll suitable patients in our clinical trials;

●	the timing or likelihood of the accomplishment of various scientific, clinical, regulatory, and other product development objectives;

●	the pricing and reimbursement of our product candidates, if and when approved;

●	the rate and degree of market acceptance of our product candidates, if and when approved;

●	the implementation of our business model and strategic plans for our business, product candidates, and technology;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

●	developments relating to our competitors and our industry;

●	the development of major public health concerns, including the ongoing COVID-19 pandemic or other pandemics arising globally, and the future impact of COVID-19 or other pandemics on our clinical trials, business operations, and funding requirements; and

●	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Given the risks and uncertainties set forth in this prospectus, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by federal securities laws, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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USE OF PROCEEDS

The net proceeds to us from the sale of shares of common stock by us in this offering will be approximately $          , assuming an initial public offering price of $           per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to fund our product development and marketing activities, increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets, and for general corporate and working capital purposes. We intend to use the net proceeds from this offering as follows:

● approximately $       to $       to fund our product development and marketing activities;

● approximately $       to $       to fund the repayment of our senior secured indebtedness to H.B. Fuller Company and Pidilite, Inc.;

● approximately $       to $        to fund the repayment of other indebtedness; and

● the remaining amounts to fund working capital and general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $        million, assuming the assumed initial public offering price stays the same.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our total capitalization, as of December 31, 2021:

●	on an actual basis;

●	on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of shares of common stock, which will occur immediately prior to the completion of this offering; and

●	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the receipt of the estimated net proceeds from the sale and issuance by us of shares of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us) at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of December 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$	$	$

Stockholders’ equity:

Total stockholders’ equity

Total capitalization	$		$

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease each of cash, additional paid-in-capital and total capitalization on a pro forma as adjusted basis by approximately $ , assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and common stock in stockholders’ equity (deficit) by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2021, was approximately $       , or $        per share. After giving effect to the sale by us of shares of our common stock in this offering at the assumed public offering price of $         per share, the midpoint of the price range per share, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2021, would have been $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $        per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of December 31, 2021	$
Increase per share attributable to new investors purchasing shares of common stock in this offering
Pro forma net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to new common stock investors in this offering		$

The following table presents, on a pro forma basis as of December 31, 2021, after giving effect to the sale by us of shares of our common stock in this offering at the assumed offering price of $           per share, the difference between the directors, officers and their affiliates and the new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by such persons during the last five years and new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
($ in millions)
Directors, officers and their affiliates			%	$		%	$
New investors			%			%
Total			%	$		%

If the underwriters exercise in full their option to purchase             additional shares of our common stock from us in this offering, the pro forma net tangible book value (deficit) per share after this offering would be $          per share and the dilution to new investors in this offering would be $         per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately          shares of our common stock, or approximately          % of the total number of shares of our common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the as-adjusted net tangible book value per share by $        , and the dilution per share to new investors in this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read the following discussion and analysis of our consolidated results of operations and financial condition together with our consolidated financial statements and related notes and other information included elsewhere in this prospectus.

In addition to historical financial information, this discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

All dollar balances presented in this section are in US thousands, unless otherwise noted.

Overview

We are a clinical-stage medical device company focused on the development and commercialization of novel surgical adhesives for the localized treatment of patients with topical and internal wounds.

We were incorporated under the laws of the state of Delaware on April 13, 2007. To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, identifying and developing product candidates, enhancing our intellectual property portfolio, undertaking research, conducting preclinical studies and clinical trials, and securing manufacturing for our development programs. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the private placement of common and preferred stock, convertible notes, promissory notes and lines of credit.

We have incurred significant operating losses since our inception, which are mainly attributed to research and development costs and employee payroll expense included in general and administrative expenses. Our net loss was $4.1 million for the year ended December 31, 2019 and $3.4 million for the year ended December 31, 2020. As of December 31, 2020, we had an accumulated deficit of $ 38.2 million. Our operating losses may fluctuate significantly from quarter-to-quarter and year-to-year as a result of several factors, including the timing of our preclinical studies and clinical trials and our expenditures related to other research and development activities. We expect to continue to incur operating losses. We anticipate these losses will increase substantially as we advance our product candidates through preclinical and clinical development, develop additional product candidates and seek regulatory approvals for our product candidates. We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more product candidates. In addition, if we obtain marketing approval for any product candidate, we expect to incur pre-commercialization expenses and significant commercialization expenses related to marketing, sales, manufacturing and distribution. We may also incur expenses in connection with the in-licensing of additional product candidates. Furthermore, upon completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Because of the numerous risks and uncertainties associated with medical device product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2020, we had cash of $0.1 million. See “Liquidity and Capital Resources” below.

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COVID-19 Business Update

Due to the ongoing global COVID-19 pandemic, we have taken measures to secure our research and development activities, while work in laboratories and facilities has been organized to reduce the risk of COVID-19 transmission. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trials, CROs, manufacturing process, supply chain, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. While we are experiencing limited financial impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and the other risks and uncertainties associated with the pandemic, our business, financial condition, and results of operations ultimately could be materially adversely affected. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

Components of our Results of Operations

Revenue

We did not generate any revenue and do not expect to generate any revenue from the sale of products in the near future.

Research and Development Expenses

To date, our research and development expenses have been related primarily to preclinical studies, clinical studies and scaling up production process towards the development of our BondEase topical surgical adhesive for the treatment of acute wounds and of our TearRepair adhesive for the protection of skin tears and other activities related to our portfolio. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

●	salaries, payroll taxes, and employee benefits;

●	external research and development expenses incurred under agreements with contract research organizations (“CROs”) and consultants to conduct our clinical studies;

●	laboratory supplies;

●	costs related to manufacturing product candidates, including fees paid under an agreement with our majority-owned subsidiary, Synkotech Biocompatible Materials, SL., who operates as our primary manufacturing and research and development sub-contractor, and fees paid to third party manufacturers and raw material suppliers;

●	stock-based compensation charges for those individuals involved in research and development efforts;

●	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent; and

●	Grant income from foreign government research and development grants, which is recorded on a net method, with the grant income reducing total research and development expenses.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of our product candidates and seek to discover and develop new product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we cannot determine with certainty the timing of the initiation, duration or costs of future clinical trials and preclinical studies of product candidates. Clinical and preclinical development timelines, the probability of success and the amount of development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments, and our ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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Our future clinical development costs may vary significantly based on factors such as:

●	per-patient trial costs;

●	the number of trials required for regulatory approval;

●	the number of sites included in the trials;

●	the countries in which the trials are conducted;

●	the length of time required to enroll eligible patients;

●	the number of patients that participate in the trials;

●	the drop-out or discontinuation rates of patients;

●	potential additional safety monitoring requested by regulatory agencies;

●	the phase of development of the product candidate; and

●	the efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in our executive, finance and other administrative functions. Other significant costs include facility related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs. We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, and, if any product candidates receive marketing approval, commercialization activities. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

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Interest Expense

Interest expense primarily consists of interest accrued on the convertible notes, promissory notes and lines of credits.

Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest reflects the equity interests of the outside investors in the equity and results of operations of Synkotech. The outside investors of Synkotech hold one-third of the total equity interest of Synkotech, and their share of the results of operations of Synkotech are accounted for and presented as noncontrolling interests. All inter-company transactions and balances between us and Synkotech have been eliminated.

Results of Operations

Comparisons for the Years Ended December 31, 2020 and December 31, 2019

The following table summarizes our results of operations for each period presented:

	Years Ended December 31,
	2020	2019

Operating expenses:
Research and development	$876,428	$865,877
General and administrative	1,615,870	1,753,944
Total operating expenses	2,492,298	2,619,821
Operating loss	(2,492,298)	(2,619,821)
Other expense:
Interest expense	997,153	1,523,749
Loss before provision for income taxes	(3,489,451)	(4,143,570)
Benefit for income taxes	(131,844)	(143,380)
Net loss attributable to OptMed, Inc.	(3,357,607)	(4,000,190)
Net loss attributable to non-controlling interest	(26,298)	(59,150)
Net loss	$(3,383,905)	$(4,059,340)

Research and Development Expenses. Research and development expenses were $0.9 million and $0.9 million for the years ended December 31, 2019 and 2020, respectively. Research and development is primarily wages, preclinical testing and manufacturing scale up related expenses.

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General and Administrative Expenses. General and administrative expenses were $1.6 million and $1.8 million for the years ended December 31, 2019 and 2020, respectively. The increase of approximately $0.2 million was due primarily to an increase in accounting and legal expenses incurred in connection with financings.

Interest Expense. Interest expense decreased approximately $0.5 million in the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease is primarily due to decreased amortization of debt discounts as the associated promissory notes and convertible notes matured, offset in part by higher interest yield due to a higher average outstanding debt balance.

Net Loss Attributable to Non-Controlling Interest. Net loss attributable to non-controlling interest was immaterial for the years ended December 31, 2019 and 2020, respectively.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future. We incurred net losses of $4.1 million and $3.4 million for the year ended December 31, 2019 and the year ended December 31, 2020, respectively, and used $1.9 million and $2.1 million of cash from our operating activities for the year ended December 31, 2019 the year ended December 31, 2020, respectively. As of December 31, 2019 and December 31, 2020, we had an accumulated deficit of $34.8 million and $38.2 million, respectively.

As of December 31, 2019 and December 31, 2020, we had cash of $0.1 million.

Sources of Liquidity

To date, we have financed our operations principally through private placements of our common and preferred stock, convertible notes, promissory notes and lines of credit. The following is a summary of our principal financing activities during the past five years:

●	April 2016 Notes. During April and May 2016, we completed an offering of convertible notes in the aggregate principal amount of $300,000 to directors and certain stockholders who are accredited investors (the “April 2016 Notes”). The April 2016 Notes accrue interest at a rate of 5.25% per annum and were due within 12 months of the issuance of the notes, but the April 2016 Notes have not been repaid to date. The April 2016 Notes are convertible into shares of our common stock at a conversion price of $0.66 per share. In connection with the issuance of the April 2016 Notes, the purchasers of the April 2016 Notes were issued warrants to purchase an aggregate of 765,000 shares of our common stock at an exercise price of $0.66 per share, but those warrants expired five years after the issuance of the April 2016 Notes. The April 2016 Notes current outstanding principal is $300,000 and accrued interest is $90,954. We anticipate that the April 2016 Notes will be repaid with the proceeds of this offering except to the extent that the holders of such notes exercise their conversion rights prior to repayment.

●

Senior Secured Loans. In July and December 2016, we obtained senior secured loans (the “Senior Secured Loans”) from H.B. Fuller Company and Pidilite, Inc. (the “Senior Lenders”) in the aggregate original principal amount of $3,250,000. In connection with the Senior Secured Loans, we entered into a Secured Convertible Note and Warrant Purchase Agreement, a Security Agreement, a Patent and Trademark Security Agreement, a Voting Agreement, an Intercreditor Agreement and an Intercreditor and Collateral Agency Agreement with the Senior Lenders. The Senior Secured Loans, which are secured by substantially all of our assets, were originally due on July 1, 2018 but have not been paid to date. The loans bear interest at a rate equal to 8% per annum, provided that the interest rate increased to 12% per annum as of July 1, 2019 per a notice of default and demand of payment for failure to make payments of interest when due.

In December 2021, the Senior Lenders entered into a workout agreement with us (the “Workout Agreement”), forbearing through March 31, 2022, contingent on our company making a payment of $500,000 thereunder on or before January 31, 2022 and paying the balance of the loan and certain expenses on or before March 31, 2022.

On February 1, 2022, we entered into an amendment to the Workout Agreement with the Senior Lenders under which we agreed to pay, and did pay, in lieu of making the $500,000 payment pursuant to the Workout Agreement, $100,000 to the Senior Lenders and under which the Senior Lenders agreed to forbear on the balance until June 30, 2022, or, if earlier, until the completion of our initial public offering.

The Senior Secured Loans current outstanding principal is $3,250,000 and accrued interest is $1,459,890. We intend to use a portion of the net proceeds from this offering to pay in full the balance of the Senior Secured Loans. The outstanding principal and accrued but unpaid interest under the Senior Secured Loans are convertible at the option of the lenders into shares of our common stock at a conversion price of $0.69 per share. In connection with the Senior Secured Loans, we granted the Senior Lenders warrants to purchase an aggregate of 3,750,000 shares (1,666,667 granted in July 2016 and 2,083,333 granted in December 2016) of our common stock at an exercise price of $0.75 per share, but the first set of warrants expired in July 2021 and the second set of warrants expired in December 2021. Holders of the Senior Secured Loans are entitled to piggyback registration rights, however, the rights do not apply to this offering.

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●

First Synecoun Investment. In August and December 2017, we completed a private placement with a single accredited investor, Jiangsu Synecoun Medical Technology Co., Ltd. (“Synecoun”), pursuant to which Synecoun purchased 2,551,000 shares of our Series B Convertible Preferred Stock (“Series B Preferred Stock”) at a purchase price of $0.98 per share for a total purchase price of $2,500,000.

Contemporaneously with the stock purchase, our company and Synecoun entered into a distribution agreement pursuant to which we granted Synecoun exclusive distribution rights in China, including Hong Kong, and Taiwan, with respect to BondEase and Synecoun. The shares of Series B Preferred Stock were purchased by Synecoun in two tranches, the first being in August 2017 for $1,250,000 in aggregate proceeds and the second in December 2017 for $1,250,000 in aggregate proceeds.

●

July 2018 Notes. During the period from July 2018 through April 2019, we offered and sold in a private placement to accredited investors an aggregate 64.2 investment units for aggregate gross proceeds of $642,000, with each such unit being comprised of a convertible promissory note in the principal amount of $10,000 (the “July 2018 Notes”) and a warrant to purchase 4,717 shares of Company common stock at an exercise price of $1.06/share, for an aggregate of 293,875 warrants issued in the private placement.

The July Notes bear interest at 8% per annum, are convertible at the option of the holder at a conversion price of $0.833 per share, and were due on October 31, 2020. Although the July 2018 Notes are past due, no holder has presented or has threatened to present us with a notice of default. We anticipate that the July 2018 Notes will be repaid with the proceeds of this offering except to the extent that the holders of such notes exercise their conversion rights prior to repayment.

●	Second Synecoun Investment. In October 2018, we exchanged the 2,551,000 shares of Series B Convertible Preferred stock previously issued to Synecoun in 2017 for 3,001,176 shares of our Series BB Preferred Stock and in December 2018, we sold 840,336 shares of our Series BB Convertible Preferred Stock to Synecoun in a second private placement with Synecoun for the amount of $700,000. Subsequent to the transaction, in June 2020, our Series BB Convertible Preferred Stock was re-designated as “Series BB-1 Convertible Preferred Stock” (“Series BB-1 Preferred Stock”) Upon the closing of this offering, the 3,001,176 shares of our Series BB-1 Preferred Stock issued in the Second Synecoun Investment will convert into shares of our common stock. Synecoun is entitled to piggyback registration rights with respect to the shares of common stock issuable upon the conversion of shares of Series BB-1 Preferred Stock, however, these rights are not applicable to this offering.

●	April 2019 Notes. During the period from April 2019 through November 2019, we offered and sold in a private placement to 14 accredited investors unsecured promissory notes in an aggregate principal amount of $1,221,750 in exchange for an aggregate purchase price of $905,000, representing an original issue discount of 35% (the “April 2019 Notes”). The April 2019 Notes, which are not convertible, became due eight months from the date we received the proceeds from the sale of the notes, with having the right to extend the maturity date by four months, but the notes have not been paid to date. We anticipate that the April 2019 Notes will be repaid with the proceeds of this offering.

●	November 2019 Notes. During the period from November 2019 through January 2020, we offered and sold in a private placement to five accredited investors an aggregate of $425,000 in principal amount of unsecured promissory notes for a purchase price of $425,000 (the “November 2019 Notes”). Interest accrues on the unpaid principal of these notes at the rate of fifteen percent (15%) per annum, and the notes are not convertible. The November 2019 Notes were due and payable within three (3) business days after the date on which we would have received cash proceeds from an equity financing transaction of at least Two Million Dollars ($2,000,000) or, if earlier, six months from the date we received the proceeds from the sale of the notes, but the notes have not been paid to date. We anticipate that the November 2019 Notes will be repaid with the proceeds of this offering.

●	First Tigermed Investment. In March 2020 and July 2020, we sold in a private placement an aggregate of 2,667,738 shares of our Series BB-2 Convertible Preferred Stock (“Series B Preferred Stock”) to Hong Kong Tigermed Co., Ltd. (“Tigermed”) for an aggregate purchase price of $2,000,000, or $0.75 per share (the “First Tigermed Investment”). The First Tigermed Investment was made in two separate tranches, the first being in March 2020 for $1,200,000 and the second one being in July 2020 for $800,000. Upon the closing of this offering, the 2,667,738 shares of our Series BB-2 Preferred Stock issued in the First Tigermed Investment will convert into shares of our common stock.

●	Second Tigermed Investment. In March 2021, we sold in a private placement an aggregate of 1,482,140 shares of our Series BB-2 Preferred Stock to Tigermed for an aggregate purchase price of $1,000,000, or $0.675 per share (the “Second Tigermed Investment”), and we agreed to issue Tigermed an additional 296,296 shares of Series BB-2 Preferred Stock to effectively reduce the purchase price per share to $0.675 per share from the purchase price of $0.75 per share for the First Tigermed Investment in 2020.

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●	August 2021 Notes. During the period from August 2021 through November 2021, we offered and sold in a private placement to six accredited investors an aggregate of $350,000 in principal amount of unsecured promissory notes for a purchase price of $350,000 (the “August 2021 Notes”). Interest accrues on the unpaid principal of these notes at the rate of fifteen percent (15%) per annum, and the notes are not convertible. The August 2021 Notes were due and payable within three (3) business days after the date on which we would have received cash proceeds from an equity financing transaction of at least Two Million Dollars ($2,000,000) or, if earlier, six months from the date we received the proceeds from the sale of the notes, but the notes have not been paid to date. The August 2021 Notes current outstanding principal is $350,000 and accrued interest is $17,743. We anticipate that the August 2021 Notes will be repaid with the proceeds of this offering.

●	November 2021 Notes. During the period from November 2021 through January 2022, we offered and sold in a private placement to eight accredited investors an aggregate of $225,000 in principal amount of subordinated convertible promissory notes for a purchase price of $225,000 (the “November 2021 Notes”). Interest accrues on the unpaid principal of these notes at the rate of eight percent (8%) per annum, and the notes are not convertible. The November 2021 Notes are due and payable on November 16, 2022. If we (i) sell shares of our preferred stock in an equity financing transaction or series of related transactions resulting in aggregate gross proceeds to us of at least $2,000,000, excluding conversion of the notes, and any other indebtedness or (ii) sell shares of our common stock in a firm-commitment, underwritten public offering, then the Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to financing at a conversion price equal to eighty percent (80%) of the per share price paid by the purchasers of such equity securities in the subsequent financing. The November 2021 Notes will convert into shares of common stock upon the completion of this offering.

●	January 2022 Notes. During the period from January 2022 to February 2022, we offered and sold in a private placement to eight accredited investors an aggregate of $500,000 in principal amount of convertible promissory notes for a purchase price of $500,000 (the “January 2022 Notes”). Interest accrues on the unpaid principal of these notes at the rate of five percent (5%) per annum, and the notes will automatically convert into shares of our common stock upon the completion of this offering at a conversion price equal to the lower of $0.889 per share or our initial public offering price. In connection with the issuance of the January 2022 Notes, the purchasers of the January 2022 Notes were issued warrants to purchase an aggregate of 562,540 shares of our common stock at an exercise price of $0.98 per share, which warrants will expire on January 13, 2027.

●

Line of Credit from Affiliates. Beginning in 2014, a group of our directors, including Mr. Braun, Mr. Martin Sands, Mr. Steven Sands, and, at various times, certain other persons including Mr. Stone (the “LOC Affiliates”), have made available to our Company a line of credit that is due 30 days after demand by the lender (the “Affiliate Line of Credit”). This line of credit bears interest at a rate of 5.25% per annum. By June 30, 2020, we had borrowed an aggregate of $867,000 and repaid $637,000 of the Affiliate Line of Credit.

The principal balance of $230,000 plus $116,272 of accrued interest was assumed by Sterm Group, a partnership owned by the LOC Affiliates, under the terms of a loan agreement dated July 1, 2020 in the total amount of $346,272. Pursuant to the agreement, the loan bears interest at a rate of 5.25% per annum, payable within 30 days upon demand. We anticipate that the loan and accrued interest of $24,408 will be repaid with the proceeds of this offering.

On December 20, 2020, Sterm Group agreed to loan us up to $297,500 in certain installments, at a rate of 5.25% per annum, payable within 30 days upon demand. Installments totaling $297,500 were loaned to us from December 29, 2020 to February 16, 2021. The total principal amount of $297,500 plus accrued interest of $3,809 was repaid in March 2021.

On March 2, 2021, Sterm Group agreed to advance to us $60,000 at a rate of 5.25% per annum, payable within 30 days upon demand. On March 4, 2021, Sterm Group provided us with the $60,000 advance. The total principal amount of $60,000 plus accrued interest of $266 was repaid in two installments on March 31, 2021 and April 4, 2021.

On June 28, 2021 Sterm Group agreed to loan us $300,000 at a rate of 5.25% per annum, payable within 30 days upon demand. Installments totaling $280,000 were loaned to us by Sterm Group from June 30, 2021 to August 31, 2021. We anticipate that the loan and accrued interest of $3,067 will be repaid with the proceeds of this offering.

In exchange for this line of credit and the renewal thereof and loans made by Sterm Group, we have granted an aggregate of 3,263,977 warrants to the four directors with exercise prices ranging from $0.60 to $0.98.

●	Payroll Protection Loan. In April 2020, we received loan proceeds in the amount of approximately $0.1 million under the Paycheck Protection Program (“PPP”). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). In January 2021, the Small Business Administration (“SBA”) authorized full forgiveness of the loan.

Cash Flows

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2020 and 2019, respectively:

	Years Ended December 31,
	2020	2019

Net cash provided by (used in):
Operating activities	$(2,132,640)	$(1,850,725)
Investing activities	$(140,428)	$(167,780)
Financing activities	$2,271,210	$1,658,592
Net decrease in cash	$(1,858)	$(359,913)

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Operating Activities

Net cash used in operating activities was $1.9 million and $2.1 million for the years ended December 31, 2019 and 2020, respectively. The increase in net cash used in operating activities of $0.2 million resulted primarily from the increase in pre-clinical testing and manufacturing scale up development expenses.

Investing Activities

Net cash used in investing activities was $0.2 million and $0.1 million during the years ended December 31, 2019 and 2020, respectively. The decrease in net cash used in investing activities was primarily related to a decrease in purchases of capital equipment for our research and development and manufacturing facility.

Financing Activities

Net cash provided by financing activities was $1.7 million for the year ended December 31, 2019, due to proceeds from promissory notes and convertible loans. Net cash provided by financing activities was $2.3 million for the year ended December 31, 2020, primarily due to the issuance of shares of Series BB-2 Convertible Preferred Stock.

Indebtedness

As of              , 2022, our outstanding indebtedness and accrued but unpaid interest was $       , which was comprised of:

●	$ under the April 2016 Notes;
●	$ under the Senior Secured Loans;
●	$ under the July 2018 Notes;
●	$ under the April 2019 Notes;
●	$ under the November 2019 Notes;
●	$ under the Affiliate Line of Credit; and
●	$ under the January 2022 Notes.

The Senior Secured Loans, April 2019 Notes, November 2019 Notes, and Affiliate Line of Credit will be repaid with proceeds of this offering. The April 2016 and July 2018 Notes will be repaid with the proceeds of this offering except to the extent that said notes are converted by the holders thereof.

Funding Requirements

We believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through           . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.

Our future capital requirements will depend on many factors, including:

●	the initiation, progress, timing, costs and results of product discovery, preclinical studies and clinical trials of our product candidates for the treatment of chronic wounds and internal wounds and any other future product candidates;

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●	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

●	the outcome, timing and costs of seeking regulatory approvals;

●	the cost of manufacturing BondEase and TearRepair products and future product candidates in preparation for marketing approval and in preparation for commercialization;

●	the emergence of competing products and other adverse market developments;

●	the ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements; and

●	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues to support our capital requirements, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may need to relinquish valuable rights to our product candidates, future revenue streams or research programs or may have to grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings as and when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with manufacturing subcontractors, and vendors for preclinical and clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 3 of our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

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Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 3 of our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2019 and 2020.

As of December 31, 2020, there was no unrecognized compensation expense related to the unvested stock options as all outstanding stock options were fully vested.

Common stock valuations

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares of common stock was determined based on the then most recent price per share at which the Company sold common stock to unrelated parties in a private placement during the periods then ended. In drawing its conclusions, management considered various relevant factors, including the work of an independent third-party valuation firm engaged to provide a valuation analysis on the Company’s common stock.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Option valuations

The inputs used in calculating the fair value of the share-based payment awards represent management’s best estimations as there was no active public market for the Company’s shares. Accordingly, the fair value of the options and warrants was determined based on the Black-Scholes pricing model at the date of grant. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options is based on the vesting period and contractual life of the option granted and warrants is based on the contractual life of the option granted. Share-based payment awards are reflected as a non-cash expenses because Company obligations are settled by issuing shares of our common stock from our authorized shares instead of settling such obligations with cash payments. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the closing stock price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options.

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There were 879,250 and 117,000 options granted during the years ended December 31, 2020 and 2019, respectively. As all outstanding stock options were fully vested, there is no unrecognized compensation related to the stock options as of December 31, 2019 and 2020.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. Under the JOBS Act, companies have extended transition periods available for complying with new or revised accounting standards. We have elected this exemption to delay adopting new or revised accounting standards.

We will remain an emerging growth company until the earlier of (1) December 31, 2028, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

●	we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

●	we may provide reduced disclosure about our executive compensation arrangements; and

●	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (1) the market value of our stock held by nonaffiliates is less than $250.0 million or (2) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3 to our financial statements appearing at the end of this prospectus.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risks and inflation risks. Periodically, we maintain deposits in accredited financial institutions in excess of federally insured limits. We deposit our cash in financial institutions that we believe have high credit quality and have not experienced any losses on such accounts and do not believe we are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Our cash consists of cash in readily-available checking accounts. We may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

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BUSINESS

Overview

We are a clinical-stage medical device company, incorporated in Delaware in 2007, focused on the development and commercialization of novel surgical adhesives for the localized treatment of patients with external and internal wounds. Our proprietary technology platform is based on a chemistry called methylidene malonate (“MM212”), a biocompatible polymer originally designed for drug delivery which has been extensively tested for biocompatibility and adhesive properties in topical and internal applications. MM212-based surgical adhesives have unique versatile properties which include strong bonding properties, the ability to bond to tissues in wet environments, elastic properties and biocompatibility with human tissues. Our initial product candidates, BondEase® Topical Skin Adhesive (“BondEase”) and TearRepair Liquid Skin Protectant (“TearRepair”), are biocompatible tissue adhesives for topical applications. BondEase was designed as a topical adhesive for the closure of acute incision and laceration wounds and TearRepair was designed as a topical skin protectant for fragile and damaged skin, such as for skin tears of the elderly.

In December 2015, we received clearance from the FDA to market BondEase in the United. However, we have not yet started to market and sell BondEase, as we needed to scale up its manufacturing process and make certain improvements to ease the delivery of the adhesive on the wound. We have now completed the manufacturing process and product improvements for BondEase and because of the changes we have made to BondEase we are now required to file a new application with the FDA to obtain clearance to market BondEase in the United States which we intend to file during the first quarter of 2022.

We are also planning to file an application with the FDA during the first quarter of 2022 to obtain clearance to market TearRepair in the United States. We are also at the early stage of development of our adhesive platform for two additional clinical indications, to protect chronic wounds and seal internal wounds and organ leakage. These two clinical applications are unique as there are currently no surgical adhesives approved for chronic wounds and very few surgical adhesive products approved for internal wounds, and we believe those few products have serious shortcomings. We believe that our chemistry with unique mechanical performance in a wet environment and its safety profile make these two clinical applications potential candidates for the treatment of chronic wounds, internal wounds and organ leakage.

Need for surgical adhesives

Over the past few decades, sutures were the mainstay of surgical treatment. Sutures are fibers or strands used for connecting blood vessels or tissues together. Beside sutures, various other materials like microporous surgical tapes, clips and staples were also used in surgeries. These procedures are easy to handle, have high tensile strength, no allergic or carcinogenic potential, and few sutures get absorbed in the body after serving its action. Despite having these advantages, sutures are very time-consuming, may result in leakages, wound detachment, tissue scarring and increased chances of infections during its removal. Therefore, the need for simpler, quicker and minimally invasive surgical procedures have necessitated the development of suture-less techniques.

Surgical adhesives are a class of biomaterials that adheres to the tissues after its application and seals the tissues or wounds. They also help in attaching medical devices to tissues and post-operative sealing of air or gas leakages through an incision. Ideally, surgical adhesives should possess strong binding strength and elasticity and should be easy to apply, biocompatible and biodegradable, which ultimately improves the wound healing process.

Current treatments and their limitations

An ideal tissue adhesive should have the following properties:

●	strong adhesion to tissue, especially under wet conditions, and an ability to form a watertight seal;

●	biodegradability;

●	mechanical compliance with the underlying tissue, such as elasticity, which is important for applications such as lung sealants, where the size of the underlying tissue strongly varies over time;

●	low toxicity and minimal inflammatory response;

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Although numerous adhesive technologies have been developed, only a handful have been approved by the FDA for clinical use. The main challenge is achieving adequate adhesion to soft tissues, especially when tissues are wet and under dynamic forces. The two main classes of adhesive technologies developed to date are described below:

●	Biologically derived sealants, such as fibrin sealants. Fibrin sealants have advantages because they are biodegradable rapidly after the wound is healed and they are no longer needed and, typically, do not lead to inflammation, foreign-body reactions, tissue necrosis or extensive fibrosis. But they also have disadvantages because they provide minimal bond strength and are, therefore, unsuitable for applications requiring resistance to high mechanical load and they also may be susceptible to viral contamination, given their animal origin;

●	Synthetic tissue adhesives, such as cyanoacrylate tissue adhesives (for example, Dermabond, which was developed by Ethicon, Inc.), have advantages because of their rapid rate of polymerization and strong bonding to tissues. But they also have disadvantages, such as their inability to adhere properly to wet tissues, their potential to cause thermal damage and scarring to tissues through the heat generated during the curing process, their limited elasticity which limits their use on internal organs where the size of the underlying tissue strongly varies over time, such as lungs, and concerns over the cytotoxic or histotoxic effects of the by-products from the degradation process of the adhesive.

The main challenge toward designing a surgical sealant/adhesive is to achieve sufficient adhesion strength to the tissues in a wet environment without impairing the biocompatibility and tissue function. Unfortunately, biologically derived sealants have strong biocompatibility attributes but have limited adhesion strength while the strong adhesion performance of synthetic tissue adhesives is diminished in wet environments, in addition to their poor elasticity and poor biocompatibility properties. As such, synthetic tissue adhesives have limited use in internal applications and are mostly used for topical skin applications. An effective surgical glue needs to be strong, flexible, non-toxic, and able to accommodate movement, yet there are no adhesives currently available that have all of those properties.

Our Surgical Adhesive Platform

The MM212 chemistry may be able to fill the gap caused by the limitations of both biologically derived sealants and synthetic tissue adhesives as this chemistry matches most of the requirements for the ideal sealant, as follows:

●	Strong adhesion to tissue, especially under wet conditions:
	●	MM212 have similar adhesion strength as synthetic adhesives and perform well in wet conditions.

●	Biodegradability:
	●	Tissue adhesives need to be able to biodegrade at a rate compatible with the rate of healing of the underlying tissue. We currently are not able to control the biodegradability of our adhesives and we have initiated a research program to make changes to our chemistry in order achieve control of the degradation process.

●	Mechanical compliance with the underlying tissue, such as elasticity, which is important for applications such as lung sealants, where the size of the underlying tissue strongly varies over time:
	●	MM212 has strong elastic properties similar to sealants and far superior to cyanoacrylates. Internal testing has shown that the elastic performance for cyanoacrylates is in the range of a 20% increase over original size, while MM212 can increase to about 300% of its original size.

●	Low cytotoxicity and minimal inflammatory response:
	●	Biocompatibility testing to date has shown good results and should hold long term due to the safety of the main MM212 degradation by-products via hydrolysis, ethanol and glycolic acid.

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Our Pipeline

The following shows the development and regulatory status of our product candidates:

Our Strategy

Our mission is to advance the development and commercialization of our proprietary tissue adhesive platform based on the MM212 chemistry, to develop safe and effective adhesives for acute wounds, damaged skin, chronic wounds and internal wounds. We intend to achieve this through the following strategies:

●	Secure FDA approval of our TearRepair device and start commercialization of TearRepair with our marketing partner, DermaRite Industries LLC, a leading U.S. manufacturer and distributor of skin care, wound care, and nutritional supplements for healthcare facilities, including hospitals, nursing homes, hospice, and home care.

●	Secure FDA approval of our scaled up and improved version of BondEase and secure a marketing partner for the commercialization of BondEase.

●	Advance our third product candidate for the treatment of chronic wounds into a proof-of-concept animal study in order to set up a meeting with the FDA to discuss the regulatory pathway for approval and requirements to human clinical trials.

●	Continue development of internal indications by customizing the formulation of our adhesive and evaluating its performance in long term animal studies.

●	Seek strategic collaborative relationships.

Our Technology Platform

Our platform technology behind our surgical adhesives is MM212. It was originally developed by Laboratoires UPSA, a French pharmaceutical company, as a biocompatible polymer designed for drug delivery use. It was extensively tested for biocompatibility and adhesive properties in topical and internal applications. It has many advantages over current adhesives, which include:

●	Customizable polymer formulations can optimize adhesives to address specific unmet clinical needs;

●	Adheres to wet tissues;

●	Achieves a strong bond while remaining very flexible and elastic;

●	The main degradation by-products via hydrolysis generate two safe by-products, ethanol and glycolic acid (see figure 1 below); and

●	Generates minimal heat during polymerization.

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The leading chemistry underlying most widely marketed surgical adhesives is based on cyanoacrylate chemistry. Cyanoacrylate degradation occurs by the breakdown of the polymer backbone and the presence of water can induce cyanoacrylate hydrolysis producing toxic by-products, formaldehyde and alkyl cyanoacetate. Despite their high bonding strength and short gluing time, cyanoacrylates have been limited mostly to topical clinical applications. In addition, cyanoacrylates are incompatible with wet surfaces as they solidify rapidly upon exposure to water and form rigid plastic connections that cannot accommodate dynamic movements of tissues.

Our Products

BondEase Device: Indicated for the closure of surgical incisions and lacerations

Our first application for the MM212 chemistry is the development of a topical surgical adhesive for the closure of acute wounds called BondEase. BondEase received 510(k) marketing clearance from the FDA in the United States in December 2015.

To receive FDA clearance, the FDA required our company to perform extensive biocompatibility testing and to conduct multi-center randomized clinical trials to show equivalence to surgical sutures. Our clinical trials (as described below) demonstrated safety, efficacy, no infections and favorable cosmetic results.

Clinical trial results

BondEase was evaluated in a prospective, randomized clinical study compared to conventional wound closure devices in the same manner as Dermabond®, a device developed and marketed by Ethicon, Inc. that we identified as a predicate device to BondEase for purposes of 510(k) approval. Types of wounds treated in the clinical trial included traumatic lacerations and surgical incisions with and without deep dermal sutures. A total of 159 patients were treated with 105 patients receiving BondEase and 54 patients receiving conventional wound closure device(s) (sutures).

The study endpoints were designed to be similar to Dermabond’s pivotal trial required for its PMA approval.

1.	The primary endpoint of the study was the incidence of 100% apposition of wound edges 10 days after wound closure which showed that the BondEase 100% closure rate was 77.1% versus 80.4 % for the conventional wound closure devices (“CWCD”) group.

2.	The secondary efficacy endpoint was the incidence of wounds with an optimal cosmetic outcome at 28 days; The results for cosmesis showed that the proportion of subjects treated with BondEase had an optimal cosmetic outcome that was 5% greater than that of the CWCD group.

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The trial showed that:

●	The use of BondEase is equivalent to sutures with respect to the incidence of 100% wound edge apposition at the Day 10 visit and the optimal cosmetic outcome rating was in favor of BondEase but not statistically significant;

●	The use of BondEase was rated by the physicians as either good or excellent for all performance categories in nearly all subjects;

●	The use of BondEase is safe for the closure of traumatic lacerations and surgical incisions;

●	There were no infections or signs of infections at the study wound site with the use of BondEase;

●	The signs of inflammation reported after use of BondEase were minimal and significantly less than those reported for Dermabond® in a similarly designed clinical trial (see below).

Comparison of BondEase clinical trial results to Dermabond trial results:

BondEase’s clinical trial results are favorable to the results obtained by Dermabond for each of the following endpoints: 100% wound closure rate, optimal cosmesis, infection, and inflammation. However, the limitation of making comparisons across clinical trials may bias the results as BondEase and Dermabond were not tested side by side:

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In addition, in another similarly designed trial, BondEase had a better cosmetic outcome and a lower inflammation rate when compared to Dermabond, although the limitation of making comparisons across clinical trials may bias the results, as BondEase and Dermabond were not tested side by side:

Competitive Positioning:

We believe BondEase is the next generation tissue sealant/adhesive specifically designed to be differentiated from existing surgical sealants and adhesives by addressing their chemical and mechanical limitations. BondEase delivers a surgical sealant/adhesive which:

●	Produces a strong and flexible transparent waterproof bond of adjacent tissues;

●	Can be applied to and bonds adjacent tissues in a wet or dry environment;

●	Dries around one minute or less, allowing rapid completion of procedure;

●	Generates minimal heat during polymerization; and

●	Is odorless.

Regulatory Status:

BondEase received 510(k) clearance from the FDA in December 2015. However, we did not start to commercialize BondEase as we first needed to scale up the production process and to make modifications to BondEase. During the scale up of BondEase manufacturing process, we have made changes to the formulation of our adhesive and to the adhesive delivery system. As a result of these changes, we are required to file a new 510(k) application for the modified BondEase product. The new 510(k) application for the modified BondEase product will compare it to the original BondEase device that was cleared by the FDA in order to meet the “substantial equivalence” review standard set by the FDA for the regulatory clearance of 510(k) applications. We believe that we have completed all testing required for this application and we intend to file this application with the FDA during the first quarter of 2022.

Distribution:

We plan to commercialize our products through sales and distribution agreements with strategic partners. We may also choose to monetize products through licensing agreements or the sale of the products’ underlying technology if consistent with our broader business strategy. At this time, we do not have a distribution agreement for BondEase and we are planning to select distributors so that we are ready for a commercial launch when we receive 510(k) marketing clearance from the FDA for our modified BondEase device.

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TearRepair Device: Developed for the protection of damaged skin and skin tears in the elderly population

We have developed a novel adhesive called TearRepair Liquid Skin Protectant for the protection of damaged skin and skin tears of the elderly population which we consider an untapped market where topical surgical adhesives have minimal presence. The management of skin tears in the elderly in acute care settings is an area of concern. Skin tear incidence rate in the elderly ranges from 0.9 to 2.5 per person in the long-term care population and is estimated to have an incidence range of 14-24% in acute care facilities. It has been reported that there are 1.5 million skin tears that occur annually in the United States. Skin tears among this population are a common problem, involving the formation of painful wounds that significantly impact the quality of life.

Regulatory Status:

We have completed the development of TearRepair. TearRepair is classified as a Class I medical device and we plan to submit a 510(k) application to the FDA during the first quarter of 2022.

Distribution:

We have entered in an exclusive distribution agreement with DermaRite Industries LLC. (DermaRite), a leading U.S. manufacturer and distributor of skin care, wound care, and nutritional supplements for healthcare facilities, including hospitals, nursing homes, hospice, and home care. This agreement grants DermaRite with exclusive distribution rights in the USA, Canada and Mexico territories for our TearRepair product. The term of the agreement is for three years after FDA 510(k) clearance for TearRepair and is renewable for consecutive two-year periods. We have agreed to negotiate in good faith to set quarterly and annual minimum purchase requirements after DermaRite has completed its market research; provided, however, that in no event shall the minimum volumes be less than 10,000 TearRepair devices per quarter for the first year of commercialization, 5,000 TearRepair devices per month period for the second year and 10,000 Product Units per month for the third year. It is the intention of the parties that the purchases by DermaRite will substantially exceed such numbers.

Clinical Trials & Competitive Positioning:

We conducted three clinical testing studies to demonstrate the clinical efficacy of TearRepair. In each of these three studies the performance of TearRepair was compared to Marathon Liquid Skin Protectant (“Marathon”), a product that is cleared by the FDA for the protection of damaged skin and skin tears of the elderly population. These clinical studies showed that:

●	In a controlled, randomized single-blinded study design with a panel of 15 healthy subjects to evaluate TearRepair (as compared to Marathon) in the assessment of pain while in use, results indicated there were no clinically significant pain responses to TearRepair when applied to compromised skin, and the study shows overall comparative equivalency to Marathon.
●	In a controlled, double-blinded study design with a panel of 12 healthy subjects to evaluate the relative efficacy of TearRepair as compared to Marathon, in the assessment of product integrity when exposed to urine/washing, TearRepair showed comparative superiority to Marathon, in protecting skin.
●	In a controlled, double-blinded study design of 10 healthy subjects to evaluate TearRepair as compared to Marathon in the assessment of resistance to abrasion, TearRepair showed comparative superiority to the predicate device, Marathon, in maintaining the skin barrier resulting from friction.

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The figure below illustrates the advantage of TearRepair as compared to Marathon in protecting damaged skin from abrasion as measured by trans epidermal water loss (“TEWL”), a well-established measure of skin barrier function. Increases in TEWL measurements indicate degradation of the skin barrier due to friction. It can be concluded that the skin experiences significantly less damage from abrasion and friction (i.e. “post scrub”) using TearRepair as a liquid skin protectant than with Marathon. Therefore, TearRepair demonstrates comparative superiority to Marathon in maintaining the skin barrier resulting from abrasion and friction.

We believe that we are positioned competitively due to the observed improved clinical performance of our TearRepair product as a skin protectant during our clinical testing as compared to Marathon.

R&D and Manufacturing Capability: Synkotech Biomaterials S.L.

In October 2017, we formed Synkotech Biomaterials S.L. (“Synkotech”), located in Tarragona, Spain, as a joint-venture with Thasus Partners, a Spanish manufacturing development group with expertise in formulating and manufacturing fast curing liquid adhesives, to build a state of the art manufacturing facility. This facility’s goal was to develop the scale up of the manufacturing process of the MM212 chemistry, to serve as the manufacturing facility for all our products and to serve as a research and development facility to develop new clinical indications for our adhesive surgical platform.

Synkotech has successfully scaled up the manufacturing process of BondEase and TearRepair and is ISO-9000 and ISO-13485 certified and intends to comply with all requirements to manufacture medical devices. Synkotech has already received multiple research and development grants from the Spanish Government in an aggregate amount of over $1.0 million. Synkotech’s current manufacturing capacity is currently limited to about 40,000 tissue adhesive devices per month. We are planning to expand manufacturing capacity during 2022 and 2023 to over 200,000 tissue adhesive devices per month in order to be able to supply tissue adhesive devices for the United States and Chinese markets.

Developing Surgical Adhesives for Unmet Needs with Substantial Markets

In addition to our BondEase and TearRepair products, we are in the early stage of development of our adhesive platform for the chronic wounds indication and the internal adhesives indication.

Chronic Wounds Indication

Chronic wounds represent a significant burden to patients, health care professionals, and the US health care system, affecting 5.7-6.3 million patients and costing an estimated $20 billion annually12. Although there is no clear consensus on the duration of a wound that defines chronicity, a range of at least four weeks to three months is often used to define chronic wounds. Most conventional dressings are ineffective in treating these wounds because bacteria and biofilm formation that presents in the wound results in an inflammatory response which may degrade newly formed granulation tissue and retard healing. There are no surgical adhesives available for the covering of chronic wounds as current adhesives could result in inflammatory reactions. As a result, there are no surgical adhesives cleared by FDA for this indication.

1 Frykberg RG, Banks J. Challenges in the treatment of chronic wounds. Adv Wound Care (New Rochelle) 2015;4(9):560–82. doi: 10.1089/wound.2015.0635.

2 Järbrink Krister, Ni G, Sönnergren Henrik, Schmidtchen A, Pang C, Bajpai R, Car J. The humanistic and economic burden of chronic wounds: a protocol for a systematic review. Syst Rev. 2017 Dec 24;6(1):15. doi: 10.1186/s13643-016-0400-8.

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The market opportunity is immense as there is no expected competition from cyanoacrylate-based adhesives because:

●	Cyanoacrylate adhesives do not perform well in wet tissues;

●	Cyanoacrylate by-products could result in an inflammatory response compromising the human body’s natural healing process;

●	Some cyanoacrylate adhesives cure with high exothermic reactions and are not appropriate to use when patients are not under anesthesia; and

●	Cyanoacrylate adhesives are contra-indicated in open and infected wounds.

BondEase performs well in wet environments and has adhered well in open animal wounds over ten-day periods. BondEase has a minimal exothermic response and has shown, in our clinical trials of acute wounds, minimal inflammation. The use of BondEase on chronic wounds could reduce the frequency of dressing changes and significantly improve “quality of life” in several ways, such as by enabling the patients to do away with bulky dressings or taking showers without requiring waterproof covers. As with cyanoacrylate adhesives, BondEase is also contra-indicated in open and infected wounds. To date, we have conducted preliminary animal studies that showed effectivess of BondEase in open and infected wounds. We also intend to conduct larger scale animal studies to evaluate the performance of BondEase in chronic wounds.

We have obtained promising animal study results in assessing the use of BondEase as an adjunct to the treatment of chronic wounds. BondEase may have the potential to act as a long-term dressing that would prevent the recurrence of wound infections, convert chronic wounds into acute wounds and optimize healing rates.

For example, in a study using pigs with infected wounds conducted with a contract laboratory using BondEase to cover an open wound that was colonized with microorganisms compared to the use of antibiotic ointments has shown that the use of BondEase may prevent bacterial wound colonization (see Figure 2 above).

Regulatory Status:

●	Step 1: Perform a proof of concept study on one pig to demonstrate that BondEase does not delay wound healing or cause any systemic adverse events.
●	Step 2: File request to FDA for a pre-IDE meeting to discuss (1) additional pre-clinical data required, (2) the design of clinical trials including the number of patients required and the appropriate clinical endpoints required to get regulatory approval and (3) to discuss the appropriate regulatory pathway for marketing approval to use BondEase as a dressing for chronic wounds. The FDA has designated tissue adhesives as class III devices except for specific indications such as the closure of topical approximation of skin such as surgical incisions, including laparoscopic incisions and simple traumatic lacerations that have easily approximated skin edges. However, although the regulatory pathway in the U.S. for approval of the product for the treatment of chronic wounds that we are currently developing appears to be classified as a class III device, we intend to request that FDA grant a de novo classification request for the use of our surgical adhesive for chronic wounds indications which are topical wounds. We believe that the minimal signs of inflammation observed during our clinical trial for use of BondEase in the closure of acute topical wounds and the preliminary animal data on the use of BondEase on infected wounds along with the safety data that we plan to obtain with future additional animal studies may enable us to discuss with the FDA the possibility to qualify to file for regulatory approval for chronic wounds via the de novo pathway.

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The de novo pathway for device marketing rights was added by FDA to address novel devices of low to moderate risk that do not have a valid predicate device. Upon successful review of a de novo submission, FDA creates a classification for the device, a regulation if necessary, and identifies any special controls required for future premarket submissions of substantially equivalent devices. Companies with novel devices of low to moderate risk can submit a de novo classification into class II by including a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA is then required to issue an order classifying the device within 120 days following receipt of the de novo request, but in practice the time for FDA review of de novo classification requests is significantly longer. As such, we intend to submit a de novo request with the FDA. The advantage of choosing the de novo pathway, although requiring more data than a traditional 510(k), often requires less information than a PMA application. If the FDA rejects our de novo application, we will be required to use the PMA approval pathway for the chronic wound application.

Internal Adhesives Indication

The use of tissue sealants and adhesives can provide significant benefits to patients, surgeons and healthcare providers by reducing operation time and tissue handling, and mitigating surgical complications, such as infection. Tissue sealants and adhesives have also been proposed as supports for sutures and staples in laparoscopic, minimally invasive and microsurgical procedures, where the visibility of the operative field is limited or there is a need for additional support to prevent leakage from tissues under high pressure or mechanical stress (for example, cardiovascular tissues and the gastrointestinal tract). Accordingly, the global surgical sealants and adhesives market is expected to grow at a compound annual growth rate of 10.0% from 2018 to 2025 to reach $4.45 billion by 2025.

On-going research for internal indications:

The evaluation of MM212-based adhesives in internal indications is on-going in conjunction with the University Hospital Sant Joan XXIII located in Tarragona, Spain next to our research laboratories, where the animal studies are conducted. This research has been funded to date with a competitive research grant from the Spanish government.

One of the internal applications that we are evaluating is the sealing of air leaks in lungs during surgery and post-surgery. Studies3 indicate that post-operative air leak is a major complication following pulmonary surgery, which is associated with high morbidity, mortality, and prolonged hospital stay. Classical sealing methods for the lung include suturing and stapling, whereas newer techniques, such as the use of collagen patches, buttressed with stapling or sealants, are able to decrease prolonged-air-leakage occurrence and other adverse events. Lung tissue is a challenging environment for materials because of its continuous contraction and expansion. Accordingly, optimal lung sealants should exhibit up to 40% extensibility and withstand the local physiological pressure.

To illustrate, a pre-clinical laboratory experiment was conducted at the University Hospital Sant Joan XXIII to evaluate the potential effectiveness of our BondEase product in resisting burst pressure when an ex-vivo porcine lung perforation is sealed with the malonate-based adhesive compared to other marketed tissue adhesives and sealants. The picture below illustrates an ex-vivo lung with an air leak successfully sealed with a BondEase adhesive

3 Taboada G. M., Yang K., Pereira M. J. N., Liu S. S., Hu Y., Karp J. M., et al. (2020). Overcoming the Translational Barriers of Tissue Adhesives. Nat. Rev. Mater. 5 (4), 310–329. 10.1038/s41578-019-0171-7.

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Ex-vivo adhesive performance of BondEase in sealing punctures in a porcine lung:

Ex-vivo experiment to assess ability to seal air leaks during surgery

The following table describes the performance of our BondEase product in burst pressure testing when a lung perforation is sealed with our MM212-based adhesive. In all tests, substrate failure was detected while the area sealed with BondEase remained intact. In contrast, the burst pressure testing for FDA-approved surgical adhesives for internal use showed adhesive failure in pressures in the range from 1.7 to 4.3 KPa.

Device Tested	Burst pressure at adhesive failure point
BondEase	None, failure occurred at substrate and not at area sealed with BondEase
Evicel	3.2 ± 1.3 kPa
CoSeal	1.7 ± 0.1 KPa
Progel	4.3 ± 0.7 KPa

In-vivo biocompatibility assessment

In another pre-clinical experiment, after a ten-day sub-dermal implantation of a MM212 polymer implant (at 30 times the equivalent of an intended clinical dose) in a rat model, the animals showed no problems or signs of irritation or inflammation and no cytotoxicity or hemolysis were observed. A 90-day rat study is now in progress with evaluations and biocompability testing performed every 30 days. At the first 30-day timepoint, there were no signs of local edema or toxicity, implants were completely encapsulated with no signs of degradation. This study is expected to be completed by mid-February 2022 with final results to be available by the end of March 2022.

We intend to continue the development of internal indications by customizing our formulation, achieving control of the degradation process, developing a new delivery system for our adhesive and evaluating its performance in long term animal studies in order to identify a preferred clinical indication for internal use. After this is accomplished, we plan to file an Investigational Device Exemption (“IDE”) application with the FDA in order to receive approval to begin human clinical trials. As we are in the early phase of this program, we believe that it will require several years of research and development until we are able to file an IDE with the FDA to evaluate the performance our adhesive for internal uses in human subjects.

Regulatory Status:

Internal clinical applications are classified by the FDA as Class III devices and will be approved via the PMA process. We are focused on completing the in-vitro testing, modification of degradation process, development of a new delivery system for internal indication and animal studies to select the proper clinical indication that we will develop in order to receive marketing approval from FDA. Once we have selected our clinical indication, we intend complete the necessary in-vitro testing and animal studies in order to file an IDE with FDA to receive permission to initiate human clinical trials. As internal indications are classified as Class III devices by the FDA, we expect that will require long-term (one year) animal studies and two pivotal human clinical trials with about one year follow up to be able to file for FDA approval.

Sources and availability of supplies and raw materials and the names of principal suppliers

Our manufacturing process includes chemical raw materials. Disruptions from suppliers for the starting chemical raw materials utilized in our development and manufacturing could constitute a significant setback to our product development and path to commercializing our product candidates. A critical raw material for the manufacture of MM212 is M212 which is at the present time supplied by a supplier based in China. We have identified a second source supplier for M212 based in Spain and intend to proceed to qualify this supplier over the coming year.

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Intellectual property

OptMed has and continues to pursue a purposeful and coordinated intellectual property strategy. The strategy is focused on (i) maintaining and protecting as trade secrets the processes and process elements that are not deemed capable of being reverse engineered, thereby indefinitely extending OptMed’s exclusivity with respect to the same, (ii) pursuing patent protection on those commercial elements of its products that would be self-evident or readily reverse engineerable once introduced to the marketplace, and, finally, (iii) pursing defensive patents for making it more difficult for potential competitors to derive alternate processes for producing and processing methylidene malonates, OptMed’s key chemistry.

OptMed has a number of domestic and foreign issued patents and pending applications on several fronts as follows. One series of cases (OM-008.1 and OM-008.2) relates to processes for the production of methylidene malonates and intermediates therefor based upon iminium chemistry, thereby limiting options for potential competitors to pursue such routes for producing methylidene malonates. Another series of cases (OM-001, OM-002 and OM-003) preclude competitors from employing the only known, successful method of producing and isolating methylidene malonates produced through the original formaldehyde-source based methylidene malonate process. These claimed processes employ chemistries which are readily detectable making policing of these patents quite easy. Finally, yet another series of cases (OM-007) protects a process for the purification of the isolated methylidene malonates: a process that enables better cure control and predictability, particularly from a timing perspective. This process is also believed capable of detection.

While the chemistry is the foundation of OptMed’s business, OptMed has also issued a number of patent cases (OM-005 and OM-006) directed to its proprietary applicators and delivery systems for activating and applying its medical adhesive product. OptMed’s ergonomically superior applicator provides for ease of use and added control in application of its adhesive. Similarly, its delivery system provides for more consistent and complete cure of the adhesive once applied.

The following summarizes our patent portfolio as of December 31, 2021:

Case No.	Title	Filing Date/ Publ. Date	Application Number/ Publ. Number	Issue Date	Patent Number	Status
OM-001 US	Improved Methylidene Malonate Process (Stabilized Adduct Process)	5/06/2010 11/11/2010	12/774,810 US2010/0286438A1	3/10/2015	US 8,975,435	Issued
OM-001 US CON1	Improved Methylidene Malonate Process (Stabilized Adduct Process)	3/9/2015 7/2/2015	14/642,730 US2015/0183714A1	1/10/2017	US 9,540,309	Issued
OM-002 US	Improved Methylidene Malonate Process (Stabilized Solvent Free Process)	5/06/2010 11/11/2010	12/774,817 US2010/0286439A1	1/31/2012	US 8,106,234	Issued
OM-003 US	Improved Methylidene Malonate Process (Stabilized Direct Process)	5/06/2010 11/11/2010	12/774,831 US2010/0286433A1	3/31/2015	US 8,993,795	Issued

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OM-003 US CON1	Improved Methylidene Malonate Process (Stabilized Direct Process)	3/30/2015 7/23/2015	14/673,815 US2015/0203437A1	11/8/2016	US 9,487,468	Issued
OM-004 Design	Applicator	2/20/2010	29/356,172	12/27/2011	D651,339S	Issued
OM-005 US	Dispenser Handle (Winged Dispenser Body)	6/04/2012 1/3/2013	13/488,384 US2013/0004229	8/5/2014	US 8,794,858	Issued
OM-006 US	Improved Applicator (Frangible Adhesive Unit)	6/04/2012 1/3/2013	13/488,389 US2013/0004230	11/8/2016	US 9,486,829	Issued
OM-006 US DIV	Improved Applicator (Frangible Adhesive Unit)	11/7/2016 2/23/2017	15/345,044 US2017/0049210A1	9/10/2019	US 10,405,634	Issued
OM-007 CN	Improved Applicator (Frangible Adhesive Unit)	1/28/2013 3/11/2015	CN 2013800167357 CN 104411668	12.7.2016	CN104411668B	Issued
OM-007 US	Improved Applicator (Frangible Adhesive Unit)	1/28/2013 11/21/2013	13/752361 US 2013/0310594A1	9/9/2014	US 8,829,225	Issued
OM-008.1 CN	Improved Applicator (Frangible Adhesive Unit)	1/28/2013	CN 2013800176746		CN3120300	Issued
OM-008.1 CN DIV	Improved Applicator (Frangible Adhesive Unit)	8/29/2017	CN 2017017564808			Allowed
OM-008.2 US CON	Improved Applicator (Frangible Adhesive Unit)	2/22/2015 6/18/2015	14/628,273 US 2015/0166471A1	3/24/2020	US 10,597,355	Issued
OM-008.2 US CON2 1751	Improved Applicator (Frangible Adhesive Unit)	3/23/2020 7/16/2020	16/827,599 US2020/0223790A1			Pending

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We have registered BONDEASE® as a federal trademark with the U.S. Patent and Trademark Office. We anticipate that our marketing partner, DermaRite Industries, LLC, will file a federal trademark application for TearRepair™.

Sales and Distribution

We plan to commercialize our products through sales and distribution agreements with strategic partners. We may also choose to monetize products through licensing agreements or the sale of the products’ underlying technology if consistent with our broader business strategy. We entered into an exclusive distribution agreement in the United States, Canada and Mexico territories for our TearRepair product with DermaRite Industries, LLC. a United States manufacturer and distributor of skin care, wound care, and nutritional supplements. At this time, we do not have a distribution agreement for our BondEase device and we are planning to select distributors so that we are ready for a commercial launch when we receive 510(k) marketing clearance from the FDA for our modified BondEase device. We have also entered into an exclusive distribution agreement relating to all of our products with Jiangsu Synecoun Medical Technology Co., Ltd. for China, Hong Kong, Taiwan, Japan, South Korea and Indonesia territories. We eventually may, however, choose to build (or obtain through a strategic acquisition) our own sales and marketing team to commercialize some or all of our products if it is in our long-term interests. As our pipeline grows, we may choose to jointly commercialize subsets of related products which target certain medical specialties or healthcare locations.

Competition

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with manufacturers and distributors of wound healing devices. Our most significant competitors in the wound healing field include Ethicon, a Johnson & Johnson Company, 3M Health Care, a subsidiary of 3M and Smith & Nephew plc. Many of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. Therefore, they can spend more on product development, marketing, sales and other product initiatives than we can. We also compete with smaller medical device companies that have single products or a limited range of products.

With respect to our BondEase topical surgical adhesive for the closure of acute wounds called BondEase, we will face direct and indirect competition from a number of competitors who have developed or are developing topical adhesives products for topical wound closure such as Ethicon, a subsidiary of Johnson and Johnson, Advanced Medical Solutions Group PLC, Chemence Medical, Inc., Adhezion Biomedical, LLC, Cryolife, Inc. Aesculap, Inc., Glustich Inc.

With respect to our TearRepair topical adhesive for the for the protection of damaged skin and skin tears of the elderly population, we will face direct and indirect competition from a number of competitors who have developed or are developing topical adhesives products for Medline Industries, LP, and 3M Health Care, a subsidiary of 3M.

With respect to our surgical adhesive currently in the research and development phase to be used as a seal for internal wounds and organ leakage, we will face direct and indirect competition from a number of competitors who have developed or are developing adhesives products for internal use products such as Ethicon, a Johnson & Johnson Company, Baxter Inc., BD (Becton, Dickinson and Company), Covidien Inc., a Medtronic Inc. company.

Many of our competitors enjoy significantly greater name recognition, have access to greater resources required to develop and market a competitive product than we do. In addition, new competition and products may arise due to consolidation within the industry and other companies may develop products that could compete with our product candidates, and there may be product candidates in early stages of development of which we are not aware.

Employees and Human Capital Resources

As of January 31, 2022, we had four full-time employees. Of these employees, two were engaged in research and development activities. In Synkotech, our joint venture located in Spain, we had 14 full-time employees as of January 31, 2022. Of these employees, 12 were engaged in research and development activities.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

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Government Regulation and Product Approval

United States

Our products are medical devices subject to extensive and ongoing regulation by the FDA under the under the Federal Food, Drug, and Cosmetic Act and/or the Public Health Service Act, as well as by other federal and state regulatory bodies in the United States and comparable authorities in other countries under other statutes and regulations. The laws and regulations govern, among other things, product design and development, preclinical and clinical testing, manufacturing, packaging, labeling, storage, recordkeeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post- marketing surveillance. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA’s Pre-market Review Requirements

Each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance, unless it is exempt, a granted request for de novo classification, or a pre-market approval from the FDA. Medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of product safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the FDCA, such as provisions that relate to: adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices are classified as exempt from pre-market notification under section 510(k) of the FDCA, and therefore may be commercially distributed without obtaining 510(k) clearance from the FDA. Class II devices are subject to both general controls and special controls, which include performance standards, post market surveillance, patient registries and guidance documents. For most Class II devices, the manufacturer must submit to the FDA a pre-market notification requesting permission to commercially distribute the device. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life- supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. A Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA. However, there are some Class III pre-amendment devices for which FDA has not yet called for a PMA. These devices require a PMA only after FDA publishes a regulation calling for PMA submissions. Prior to the PMA effective date, the manufacturer must submit a 510(k) pre-market notification and obtain clearance in order to commercially distribute these devices. The FDA can also impose sales, marketing or other restrictions on devices in order to assure that they are used in a safe and effective manner.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, which may be a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976, or a device that that was de novo classified under section 513(f)(2) of the FDCA. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the pre-market notification demonstrates that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. Demonstrating substantial equivalence requires non-clinical performance data and, in some cases, clinical data. If the FDA determines that the device is not substantially equivalent to a previously cleared device, the FDA will place the device into Class III.

There are three types of 510(k)s: traditional; special; and abbreviated. Special 510(k)s are for devices that are modified by the manufacturer legally authorized to market the device, and where performance data are unnecessary, or if performance data are necessary, well-established methods are available to evaluate the change, and the performance data necessary to support SE can be reviewed in a summary or risk analysis format. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt. FDA also recently established the Safety and Performance Based Pathway that is an expansion of the concept of the abbreviated 510(k) pathway for certain, well understood device types, and provides the option to use FDA-identified performance criteria to demonstrate that a device is as safe and effective as a predicate device.

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De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request de novo classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, and that general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use and that the probable benefits of the device outweigh the probable risks.

FDA has issued several guidance documents addressing the de novo classification process and the contents of de novo classification requests but FDA has not yet issued regulations governing the de novo classification process. On December 7, 2018, the FDA published a proposed rule to establish regulations for the de novo classification process. The proposed regulations, if finalized, are intended to provide structure, clarity and transparency on the de novo classification process, including requirements related to the format and content of de novo requests, as well as processes and criteria for accepting, granting, declining and withdrawing de novo requests.

Under FDASIA, the FDA is required to issue an order classifying the device within 120 days following receipt of the de novo request, but in practice the time for FDA review of de novo classification requests is significantly longer. Under FDARA, Congress implemented user fees for de novo classification requests and FDA committed to performance goals for their review. If the manufacturer seeks de novo classification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may decline the de novo classification request if it identifies a legally marketed predicate device, or determines that general controls or general and special controls are insufficient to provide reasonable assurance of safety and effectiveness of the device, or that the probable benefits of the device do not outweigh the probable risks. Devices that are classified into class I or class II in response to a de novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions.

Pre-market Approval Pathway

A pre-market approval application must be submitted to the FDA for all Class III devices other than pre- amendment Class III devices for which the FDA has not yet required a PMA. The pre-market approval application process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data, including but not limited to technical, preclinical and clinical trial data, and manufacturing and labeling information to demonstrate to the FDA’s satisfaction a reasonable assurance of safety and effectiveness of the device.

Within 45 days after submission of a PMA application, the FDA will determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. FDA has a performance goal of issuing a decision on original PMAs that do not require input from an advisory committee within 180 FDA Days, which excludes days during which an agency request for additional information is pending with the applicant. The total time for FDA review of an application generally occurs over a significantly longer period of time and can take a year, or even longer. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Although the FDA is not bound by the advisory panel decision and may or may not accept the panel’s recommendations, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR. The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.

FDA allows applicants to submit discrete sections (modules) of the PMA to FDA for review soon after completing the testing and analysis. FDA intends the modular review approach to provide a mechanism by which applicants may submit preclinical data and manufacturing information for review while still collecting, compiling, and analyzing the clinical data. Therefore, a modular PMA is a compilation of sections or “modules” submitted at different times that together become a complete application. Additionally, the modular approach allows the applicant to potentially resolve any deficiencies noted by FDA earlier in the review process than would occur with a traditional PMA application.

During the PMA review, the FDA assesses whether the data and information in the PMA constitute valid scientific evidence to support a determination that there is a reasonable assurance that the device is safe and effective for its intended use(s) based on the proposed labeling. Upon completion of the PMA review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, and which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or

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(iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset. If FDA issues a PMA approval, the approval may contain post- approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical trial that supported a PMA or requirements to conduct additional clinical trials post-approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission and approval of a PMA supplement. Certain other changes to an approved device require the submission and approval of a new PMA, such as when the design change leads to a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the originally submitted data are not applicable to the change.

Clinical Trials

Clinical trials are almost always required to support pre-market approval, are often required for de novo classification, and are sometimes required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an IDE application to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients at specified study sites. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA. An IDE application is considered approved 30 days after it has been received by the FDA, unless the agency otherwise informs the sponsor via email prior to 30 calendar days from the date of receipt, that the IDE is approved, approved with conditions, or disapproved. In addition, the study must be approved by, and conducted under the oversight of, an IRB. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with abbreviated IDE requirements such as monitoring of the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements, and be approved by an IRB at the clinical trial sites. The FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Sponsors of certain clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration.

Ongoing Regulation by the FDA

Even after a device receives clearance, grant of a de novo classification request or approval and is placed on the market, numerous regulatory requirements apply. These include:

●	establishment registration and device listing;

●	the Quality System Regulation, or QSR, which requires manufacturers, including third-party contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

●	labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses ( “off-label” uses) and other requirements related to promotional activities, including the advertising of restricted devices;

●	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury, or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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●	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FDCA that may present a risk to health; and

●	post market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and efficacy data for the device.

After a device receives 510(k) clearance or is de novo classified, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly even a new de novo classification or PMA supplement. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly de novo classification or PMA supplement. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance, de novo classification, or pre-market approval is obtained. Also, in these circumstances, we may be subject to enforcement actions.

Some changes to an approved PMA device, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services, or CDHS, requires us to register as a medical device manufacturer within the state. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. As a manufacturer, our facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA and the CDHS. Our failure to maintain compliance with the QSR could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facilities. Further, the FDA requires us to comply with various FDA requirements regarding labeling and promotion. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

●	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications, voluntary or mandatory recall or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production;

●	delay in processing submissions or applications for new products or modifications to existing products;

●	withdrawing PMA approvals that have already been granted; and

●	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA when we receive or otherwise become aware of information that reasonably suggests our device may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that we market would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off- label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

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We are also subject to other federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices.

European Union

Our products are regulated in the European Union as medical devices under Directive 93/42/EEC on Medical Devices, also known as the Medical Devices Directive. The Medical Devices Directive requires medical devices to meet the essential requirements which are enumerated in the annexes to the Directive. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must perform a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The notified body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.

In April 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745, or the Medical Devices Regulation, which will repeal and replace the Medical Devices Directive with effect from May 26, 2021. The Medical Devices Regulation envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations as regards clinical data for devices and pre-market regulatory review of high-risk devices. Under transitional provisions, medical devices with notified body certificates issued under the Medical Devices Directive prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the Medical Devices Regulation may be placed on the market in the EEA.

Other Regions

Most major markets have different levels of regulatory requirements for medical devices. Modifications to the cleared or approved products may require a new regulatory submission in all major markets. The regulatory requirements, and the review time, vary significantly from country to country. Products can also be marketed in other countries that have minimal requirements for medical devices.

Fraud and Abuse and Other Healthcare Regulations

Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. Patient privacy statutes and regulations by foreign, federal and state governments may also apply in the locations in which we do business. Descriptions of some of the U.S. laws and regulations that may affect our ability to operate follows.

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Federal Healthcare Anti-Kickback Statute

The federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good or service for which payment may be made, in whole or in part, by federal healthcare programs, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate it. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities, such as reimbursement support programs, educational and research grants or charitable donations. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or regulatory safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a “qui tam” action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years. Qui tam actions are filed under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit. Various states have adopted laws similar to the False Claims Act, and many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government. Medical device manufacturers and other healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.

Healthcare Fraud Statute

The federal Health Insurance Portability and Accountability Act, or HIPAA, and its implementing regulations created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items or services.

Federal Physician Payments Sunshine Act

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually with certain exceptions to CMS information related to payments or other transfers of value made to a physician or teaching hospital, or to a third party at the request of a physician or teaching hospital, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives.

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Patient Data Privacy

HIPAA, as amended by the HITECH Act, and their implementing regulations impose obligations on covered entities, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as business associates that provide services involving the use or disclosure of personal health information to or on behalf of covered entities. These obligations, such as mandatory contractual terms, relate to safeguarding the privacy and security of protected health information. Many states also have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA.

Other State Laws

Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal healthcare laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and other patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil False Claims Act and violations of healthcare fraud and HIPAA privacy provisions.

Enforcement and Penalties for Noncompliance with Fraud and Abuse Laws and Regulations

Compliance with these federal and state laws and regulations requires substantial resources. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs such as the Medicare and Medicaid programs, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations. Companies settling federal civil False Claims Act, Anti-Kickback Statute and other fraud and abuse cases also may be required to enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General in order to avoid exclusion from participation (i.e., loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance.

For additional information regarding obligations under federal healthcare statues and regulations, please see the section titled “Risk Factors—If we fail to comply with U.S. federal and state fraud and abuse laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be adversely affected.”

United States Healthcare Reform

There have been and continue to be proposals by the federal government, state governments, regulators and third- party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system.

For example, in the United States, in March 2010, the ACA was enacted. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. Although the Biden Administration has reconsidered the position of the government on the constitutionality of the individual mandate and the severability of the provision from the remainder of the ACA and has officially notified the United States Supreme Court in this regard, pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA.

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On January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA -mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, recently, under the former Trump administration, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. At this time, it is unclear whether the current administration will continue to pursue legislative and/or administrative measures to control product costs. Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs.

Facilities

Our principal office is located at 745 Fifth Avenue, Suite 500, New York, New York. We sublease this office at a rate of $250 per month on a month-to-month basis. We also operate a laboratory located at 240 Park Avenue, Rutherford, New Jersey. We currently lease approximately 375 square feet of office and laboratory space on a month-to-month basis at a rate of $750 per month. We anticipate that we will require additional office and laboratory space for our planned operations prior to the expiration of our current lease.

Synkotech Biomaterials S.L. (Synkotech), our 66% joint venture with Thasus Partners, located in Tarragona, Spain, built a state of the art manufacturing facility in space of approximately 1,600 square feet. This facility’s goal was to scale up of the manufacturing process of the MM212 chemistry, to produce BondEase and TearRepair, the first devices that we intend to commercialize in the United States pending receiving marketing clearance from the FDA. Synkotech also serves as a research and development facility to develop new clinical indications for our adhesive surgical platform. There are currently fourteen employees working at Synkotech. Synkotech is ISO-9000 and ISO-13485 certified and complies with all FDA requirements to manufacture medical devices.

Legal Proceedings

As of the date of this prospectus, there are no material pending legal proceedings to which the Company or its 66% subsidiary, Synkotech, is a party or of which any of their property is the subject. We are not aware of any contemplated legal proceedings against us or Synkotech by any governmental authority.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of February 1, 2022. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position
Dr. Ervin Braun	67	Chief Executive Officer (Principal Executive Officer) and Director
Alain Klapholz	65	Chief Operating Officer, Chief Financial Officer (Principal Financial and Accounting Officer), and Founder
Ciaran McArdle, Ph.D.	63	Chief Technical Officer
Martin Sands	61	Director, Co-Chairman of the Board
Steven Sands	63	Director, Co-Chairman of the Board
Richard Stone	79	Director
Ruiping Dong, M.D., Ph.D.	59	Director

The following is a brief biography of each of our executive officers and directors:

Dr. Ervin Braun, Chief Executive Officer

Dr. Ervin Braun has served as our Chief Executive Officer and as one of our directors since October 2012. Dr. Braun has also served as a Co-Founder and Managing Partner of Ceres Group Holdings, LLC (“Ceres”) since 2017 and serves on the board of directors of Ceres Acquisition Corp. (CERWF). As a serial entrepreneur for over 30 years, Dr. Braun has developed a broad portfolio of investments, including investments through financial markets, angel investing, private equity, and real estate. He served as a director of Viactiv Holdings, a calcium supplement company, from 2012 through 2016, and as a director of Frozen Food Partners, LLC, a producer of frozen foods, from 2011 through 2015. He has also served as a consultant for several entertainment and social media companies, as well as advised on the development of Pencils of Promise, a highly visible and successful nonprofit organization. Dr. Braun has over 28 years of clinical experience and advanced training in prosthodontics. He received his DMD from the University of Pennsylvania in 1978 and subsequently completed a fellowship in Maxillo-Facial Prosthetics in 1982 at Memorial Sloan-Kettering Hospital. In addition, he possesses a Series 65 securities license and is a licensed insurance broker. We believe that Dr. Braun’s experience as a director, clinical and technical experience, and history of investment management experience qualify him to serve as our Chief Executive Officer and as a member of our board of directors.

Alain Klapholz, Chief Operating Officer, Chief Financial Officer, and Founder

Mr. Klapholz has served as our Chief Operating Officer since 2013 and was appointed to serve as our Chief Financial Officer on January 14, 2022. He founded OptMed in 2007 and served as the Chief Executive Officer from 2007 until 2013. During his time serving as our Chief Operating Officer, Chief Financial Officer, and Chief Executive Officer, Mr. Klapholz has led and overseen the development of products for approval by the FDA. In January 2020, Mr. Klapholz became the Chief Operating Officer of TissueMill Technologies, LLC, a company that oversees the development of a medical device to morcelize human tissues. Since 2018, Mr. Klapholz has served as a consultant to Cato Biofund LLC, providing advice relating to the biotechnology industry. Prior to joining TissueMill Technologies, LLC, Mr. Klapholz served as a consultant to aid in the development of a medical device to morcelize the development of human tissues to be used for wound healing and organ reconstruction. Over the past 26 years, Mr. Klapholz has served as a senior executive at a number of medical device companies, where he has contributed to product development, business development, and financing. He has successfully led several products through the FDA approval process. Mr. Klapholz received his B.A. in economics from Yeshiva University in 1977 and his M.B.A. in finance from the New York University – Leonard N. Stern School of Business in 1979.

Ciaran McArdle, Ph.D., Chief Technical Officer

Dr. Ciaran McArdle has served as our Chief Technical Officer since July 2020. Dr. McArdle has over 35 years of research and development experience in industrial chemistry gained in large and entrepreneurial company settings. Most recently, he served as a founding member of Afinitica Technologies S.L. (“Afinitica”), from May 2013 through June 2020, where he served as the Chief Technology Officer. Prior to serving as the Chief Technology Officer at Afinitica, Dr. McArdle served as the Global Head of Advanced Technology in the Adhesives Research Division of Henkel AG & Co KGaA. Dr. McArdle is known as an authority on all aspects of reactive monomer chemistry, especially as it relates to product innovation. He has published over 30 papers and edited two monographs, and he is the lead inventor of more than 60 patents. He received his MBA in business administration from University College Dublin, Ireland in 1995 and his Ph.D. in applied polymer chemistry from Queens University, Belfast, Northern Ireland in 1983.

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Martin Sands, Co-Chairman of the Board of Directors

Martin Sands has served as a member of the board of directors of Optmed since 2011. Since 1998, Martin has served as Co-Chairman and Co-Chief Executive Officer of Sands Brothers Asset Management (“SBAM”), a multi-disciplinary investment firm that operated venture capital, private equity, fund of funds, and hedge funds. In 2007, Martin, along with his brother Steven, co-founded Genesis Merchant Partners (“GMP”), which offers strategic and opportunistic asset-based investments and secured loans in underserved markets. Martin is currently on the board of Frozen Foods Partners since 2015 and Sandpoint Energy since 2019. From 2020 to 2021, he served as a director of Babson Diagnostics, a Siemens/Becton Dickinson-backed, blood testing company. Prior to 2018, he was Chairman of Viactiv Holdings, a calcium supplement company, and led its purchase from Johnson and Johnson and its subsequent sale to Texas Pacific Group. Martin received his bachelor’s degree from Union College. Due to his more than 35 years of investment, asset management, and business experience, with both private and public companies working throughout their capital structures, including biotechnology, life sciences and healthcare, we believe that Martin is qualified to serve as one of our directors.

Steven Sands, Co-Chairman of the Board of Directors

Steven Sands has served as a member of our board of directors since 2011. Since 1998, Steven has served as Co-Chairman and Co-Chief Executive Officer of SBAM, a multi-disciplinary investment firm that operated venture capital, private equity, fund of funds, and hedge funds. In 2007, Steven co-founded GMP (with his brother Martin), which offers strategic and opportunistic asset-based investments and secured loans in underserved markets. Since 2015, he has served on the board of Frozen Foods Partners. Prior to 2018, he was Chairman of Critical Capital Growth Fund (SBIC), Olympic Cascade and Co-Chairman of Viactiv Holdings. He has sat on numerous public and private boards, including Air Methods, Brightpoint, Semiconductor Packaging Materials and Rodman and Renshaw. He is currently a member of Northwell Health Cancer Institute’s Advisory Council and received his bachelor’s degree from Hamilton College. In total, Steven has over 40 years of experience in private equity, corporate finance, asset management, and strategic consulting, which we believe qualifies him to serve as one of our directors.

Richard Stone, Director

Richard Stone has served as a member of our board of directors since July 2016. Professor Stone has taught at Columbia University Law School since 1974 and became Professor Emeritus in 2018. Professor Stone has taught courses in several fields of business law, specializing in federal income taxation. From 1969 to 1973, Professor Stone served in the United States Justice Department as Assistant to the Solicitor General of the United States. Beginning in 1981, Professor Stone began providing consulting to private and public technology start-ups, primarily in the biotechnology field. Professor Stone co-founded several biotechnology companies, including Lev Pharmaceuticals and Siga Technologies. In 2007, Professor Stone began working primarily with Israeli technology companies, mostly in the medical space. He is a member of the board of directors of Nano-X Imaging, Dario Health, Quality In Flow, and Illumigyn. Professor Stone received his bachelor’s degree, magna cum laude, from Harvard College, and his Juris Doctor, magna cum laude, from Harvard Law School. We believe that Professor Stone’s extensive experience as an academic and work with biotechnology companies qualifies him to serve as one of our directors.

Ruiping Dong, Director

Ruiping Dong has served as a member of our board of directors since July 2020. Dr. Dong also serves as the Chairman of the board of directors of CK Rehab & Pain Clinic. He is currently the Chairman of the board of directors of Jiangsu Synecoun Medical Technology Co., Ltd. (“Synecoun”), and he has served as a member of the board of directors of Synecoun since 2019. He also serves as the Chief Executive Officer of Haihe Biopharma Co, Ltd., a biopharmaceutical company that produces and sells innovative anti-tumor drugs, biomedicines, and other related products, since 2018. Dr. Dong served as the Senior Vice President and Head of Emerging Markets Research and Development at Merck & Co. from 2010 to 2013. He also served as a member of the Research Laboratory Leadership team, the Emerging Markets Leadership team, and as a member of the board of directors of a joint venture between Merck & Co. and Jiangsu Simcere Pharmaceutical Co., Ltd. Dr. Dong has experience designing and developing the research and development functions of biopharmaceutical companies, bringing products to the global market, and selling and producing cutting-edge biopharmaceutical products. He received his M.D. from Jiangxi Medical School in 1983 and his Ph.D. in immunogenetics from Kyushu University in 1994. Due to his proven record of developing and implementing research and development functions and producing cutting-edge biopharmaceuticals, we consider Dr. Dong to be qualified to serve as one of our directors.

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Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until their resignation or removal in accordance with our bylaws and the Delaware General Corporation Law. Directors are elected by a plurality of votes. Our officers are appointed by our Board of Directors and hold office until removed by the Board of Directors, subject to the terms of any employment agreement.

Family Relationships

Martin Sands and Steven Sands are brothers. There are no other family relationships amongst our executive officers and directors.

Significant Employees

None other than our named executive officers.

Legal Proceedings

To our knowledge, except as described below, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

In addition to numerous other activities, Marty Sands and Steven Sands have been principals of Sands Brothers Asset Management (“SBAM”) for approximately 20 years. During this time, SBAM was an operator of private equity funds and venture capital funds that were obligated to provide financial statements audited by an independent auditor to fund investors within 120 days of their respective year ends, according to the custody rule under the Investment Advisers Act of 1940, as amended. In November 2015, SBAM, Martin Sands, and Steven Sands settled an SEC proceeding due to certain funds’ audits being sent out late for a handful of years. These civil rule violations resulted in Steven and Martin being suspended from acting as an investment adviser to any new clients or raising any monies or assets on behalf of their advised funds for a period of twelve months, plus a fine and other remedies. This settlement alleged violations of the custody rule in multiple instances by the failure to deliver audited financial statements to investors in certain funds within the 120 days called for by the rule. While sent out late, these audits were delivered each year and, at all times, they were accurate with no findings of misappropriation of funds, and no financial harm to investors from this delay.

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Director Independence

Our Board is composed of a majority of “independent directors” as that term is defined under the listing rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the Company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our Board has undertaken a review of the independence of each director. Our Board has determined that each of Martin Sands, Steven Sands, and Richard Stone5 is an “independent director” as defined in the Nasdaq listing standard and applicable SEC rules.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules we will establish three standing committees: an Audit Committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a Compensation Committee and a Nominating and Governance Committee, each comprised of independent directors. Under Nasdaq Listing Rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements. We do not intend to rely on the phase-in schedules set forth in Nasdaq Listing Rule 5615(b)(3). The composition and functions of these committees are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The members of the audit committee are        , each of whom meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations, including Rule 10A-3(b)(1) under the Exchange Act.           serves as the Chairman of the audit committee. Each member of our audit committee also meets the financial literacy requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that           is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

The audit committee’s main purpose is to oversee our corporate accounting and financial reporting process. Our audit committee is responsible for, among other things:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

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●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	reviewing and pre-approving, as required, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and

●	assisting our board of directors in monitoring the performance of our internal audit function.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of The Nasdaq Capital Market, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part and will also be available on our website at www.optmed.com.

Compensation Committee

The members of the compensation committee are           , each of whom meets the requirements for independence under the listing standards of The Nasdaq Capital Market and SEC rules and regulations.              serves as the Chairman of the compensation committee. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. In arriving at these determinations, our board of directors has examined all factors relevant to determining whether any compensation committee member has a relationship to us that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.

The compensation committee’s main purpose is to review and recommend policies relating to compensation and benefits of our officers and employees. Our compensation committee is responsible for, among other things:

●	reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation and compensation arrangements of our executive officers;

●	administering our equity compensation plans;

●	reviewing and approving, or making recommendations to our board of directors regarding, incentive compensation and equity compensation plans; and

●	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of The Nasdaq Capital Market, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part and will also be available on our website at www.optmed.com.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are          , each of whom meets the requirements for independence under the listing standards of The Nasdaq Capital Market and SEC rules and regulations.             serves as the Chairman of the nominating and corporate governance committee.

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

●	developing and overseeing the annual evaluation of our board of directors and of its committees;

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●	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

●	overseeing our corporate governance practices; and

●	making recommendations to our board of directors regarding corporate governance guidelines.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of The Nasdaq Capital Market, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part and will also be available on our website at www.optmed.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is a current or former executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, and through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our audit committee has the responsibility to consider our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee reviews legal, regulatory, and compliance matters that could have a significant impact on our financial statements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Board Diversity

Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer) and all global employees in accordance with applicable federal securities laws and corporate governance rules of The Nasdaq Capital Market. Our code of business conduct and ethics has been filed as an exhibit to the registration statement of which this prospectus is a part and will also be available on our website at www.optmed.com. Any amendments to the code of business conduct and ethics, or waivers of its requirements, will, if required, be disclosed on our website and in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission.

Meetings of the Board of Directors

During its fiscal year ended December 31, 2021, the Board met from time to time informally and acted by written consent on numerous occasions.

Indemnification and Limitation on Liability of Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Nothing contained in the provisions will be construed to deprive any director of his or her right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he or she may have for contribution from any other director or other person.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for the following persons: (i) all persons serving as our principal executive officer (the “PEO”) during 2021 and (ii) our two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year; and (iii) up to two additional individuals for whom disclosure would have been required but for the fact that such individual was not serving as an executive officer at the end of the last completed fiscal year. We refer to these persons as our “named executive officers” elsewhere in this prospectus. Our “named executive officers” and their positions were as follows:

●	Ervin Braun, Chief Executive Officer (PEO);

●	Alain Klapholz, Chief Operating Officer and Chief Financial Officer; and

●	Ciaran McArdle, Chief Technical Officer.

Summary Compensation Table

The following table shows the compensation paid by us during the 2021 fiscal year to our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Total
Ervin Braun	2021	$125,000	$-	$-	$125,000
Chief Executive Officer and Director

Alain Klapholz	2021	$125,000	$-	$-	$125,000
Chief Financial Officer

Ciaran McArdle (3)	2021	$-	$-	$37,800	$37,800
Chief Technical Officer

(1) Reflects the fair value of option awards granted during the year in accordance with FASB ASC 718, Compensation – Stock Compensation.

(2) On January 14, 2022, Mr. McArdle received options to purchase up to 135,000 shares of our common stock at an exercise price of $0.74 per share. These options were granted for services performed during 2021.

Executive Compensation Arrangements

Below is a more detailed summary of the elements of our current executive compensation program as it relates to our named executive officers.

Employment Agreements

We have not entered into employment agreements with Mr. Braun or Mr. Klapholz.

On October 26, 2021, we entered into an employment agreement with Dr. McArdle (the “McArdle Employment Agreement”). The McArdle Employment Agreement contemplates continued employment of Dr. McArdle beginning on July 1, 2021 and terminating on June 30, 2022 unless otherwise terminated in accordance with the provisions of the McArdle Employment Agreement. The McArdle Employment Agreement provides that Dr. McArdle will serve as the Chief Technical Officer of OptMed and Synkotech.

Compensation to Dr. McArdle is to be paid in monthly grants of non-statutory stock options to purchase 11,250 shares of our common stock, exercisable for a period of five years from the date of the grant at an exercise price of $0.74. Stock options will be delivered in the following manner: (i) for work conducted in the calendar year 2021, a total of 135,000 non-statutory stock options will be delivered by January 14, 2022; (ii) for work completed in the period January 1, 2022 through March 31, 2022, a total of 33,750 non-statutory stock options will be delivered by April 8, 2022; and (iii) for work completed in the period March 31, 2022 through June 30, 2022, a total of 33,750 non-statutory stock options will be delivered by July 8, 2022. All stock options granted pursuant to the McArdle Employment Agreement will vest immediately on the date of the grant. Dr. McArdle is not eligible for any bonuses.

Dr. McArdle is entitled to receive reimbursement for all expenses reasonably incurred in connection with the performance of duties under the McArdle Employment Agreement. He is also subject to certain restrictive covenants relating to unauthorized disclosure, competition with the Company for a one-year period, solicitation of Company employees for a one-year period, and intellectual property and work product.

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Base Salaries

Each of Dr. Braun and Mr. Klapholz are paid an annual base salary of $125,000, subject to the annual review and approval of our board of directors. Dr. McArdle is paid pursuant to the terms of the McArdle Employment Agreement.

Equity Compensation

Our executive officers are granted options to purchase shares of our common stock from time to time as approved by our board of directors. During fiscal 2021, Dr. Braun and Mr. Klapholz did not receive any equity compensation. Mr. McArdle received options to purchase up to 135,000 shares of our common stock at an exercise price of $0.74 per share, vesting immediately and exercisable for a period of five years from the date of the grant, which was January 14, 2022.

Employee Benefits and Perquisites

Each of Mr. Braun and Mr. Klapholz are provided healthcare coverage and a monthly stipend in the amount of $125 per month for telephone service. They are each also entitled to reimbursement for all expenses reasonably incurred in connection with the performance of their duties as executive officers of the Company.

Retirement Plans

We do not offer retirement plans to our executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning options to purchase shares of our common stock held by the named executive officers on December 31, 2021:

	Option Awards
(a) Name	(b) Number of Securities Underlying Unexercised Options Exercisable	(c) Number of Securities Underlying Unexercised Options Unexercisable	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option exercise price ($)	(f) Option expiration date
Alain Klapholz	5,000	-	-	0.60	3/31/2022
Dr. Ervin Braun	2,500	-	-	0.60	3/31/2022
Dr. Ervin Braun	5,000	-	-	0.79	6/30/2022
Dr. Ervin Braun	5,000	-	-	0.98	12/31/2022
Dr. Ervin Braun	101,250	-	-	0.60	12/31/2022
Alain Klapholz	7,500	-	-	0.60	12/31/2022
Dr. Ervin Braun	7,500	-	-	0.60	9/30/2023
Alain Klapholz	7,500	-	-	0.60	9/30/2023
Dr. Ervin Braun	2,500	-	-	0.66	12/31/2023
Dr. Ervin Braun	5,000	-	-	0.98	6/30/2023
Dr. Ervin Braun	5,000	-	-	0.79	12/31/2023
Dr. Ervin Braun	5,000	-	-	0.79	6/30/2024
Dr. Ervin Braun	2,500	-	-	0.79	9/30/2024
Dr. Ervin Braun	2,500	-	-	0.79	12/31/2024
Dr. Ervin Braun	2,500	-	-	0.79	3/31/2025
Dr. Ervin Braun	850,000	-	-	0.79	9/30/2024

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Director Compensation

In fiscal 2021, we did not provide compensation to our directors for their service. We do not have any compensation arrangements or agreements with any of our directors.

2020 Equity Compensation Plan

Our 2020 Equity Compensation Plan (the “Equity Plan”) was approved by our Board and our stockholders in July 2020. The Equity Plan, which amended and restated our 2008 Equity Compensation Plan, provides for the issuance of up to five million (5,000,000) shares of our common stock, which includes the amount of outstanding awards made pursuant to our 2008 Equity Compensation Plan. The Equity Plan allows for awards of incentive stock options to our employees, nonqualified stock options to our directors, restricted stock, restricted stock units, and other stock-based awards. The following is a summary of certain terms and conditions of the Equity Plan. This summary is qualified in its entirety by reference to the Equity Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full text of the Equity Plan.

Administration

The Equity Plan is administered by our board of directors or any committee to which the Board delegates the responsibility of administering the Equity Plan to the extent of such delegation (collectively, the “Administrator”). The Administrator has the authority to determine the fair market value of shares of our common stock; select the directors, consultants, and employees to whom stock options, stock purchase rights, stock awards, and unrestricted shares may be granted under the Equity Plan; determine the number of shares of our common stock to be covered by each award granted under the Equity Plan; approve forms of agreement for use under the Equity Plan; determine the terms and conditions of awards granted under the Equity Plan; interpret the terms of the Equity Plan, awards granted pursuant to the Equity Plan, and agreements entered into in connection with the Equity Plan; prescribe, amend, and rescind rules and regulations relating to the Equity Plan; modify or cancel awards granted under the Equity Plan; allow grantees to satisfy withholding tax obligations in accordance with the terms of the Equity Plan; reduce the exercise price of options or stock purchase rights to the then-current fair market value if the fair market value of the award has declined; authorize any person to execute any agreement entered into pursuant to the Equity Plan on behalf of the Company; and make all other determinations deemed necessary or advisable for administering the Equity Plan.

Eligibility

The Administrator may designate any of the following as a participant under the Equity Plan: any officer or employee of our company or our affiliates; and consultants and advisors of our company or our affiliates, and our directors, including our non-employee directors.

Types of Awards

The Equity Plan permits the Administrator to grant stock options, restricted stock, restricted stock units (“RSUs”), or any other type of award permitted under the Equity Plan. The Administrator may grant any type of award to any participant it selects, but only our employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing provision described below) in substitution for any other award (or any other award granted under another plan of our company or any affiliate, including the plan of an acquired entity).

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Shares Reserved Under the Equity Plan

The Equity Plan provides that 5,000,000 shares of our common stock are reserved for issuance under the Equity Plan, which includes the amount of any outstanding awards made pursuant to our 2008 Equity Compensation Plan that was amended and restated by the Equity Plan. The number of shares reserved for issuance under the Equity Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, that may be issuable under the award. If an award lapses, expires, terminates or is cancelled without the issuance of additional shares of our common stock under the award, then the shares of common stock subject to or reserved for in respect of such an award, or the shares to which such award relates, may again be used for new awards as determined in accordance with the Equity Plan. Further, shares of common stock tendered to us by a participant of the plan to exercise an award shall be added to the number of shares available for grant under the Equity Plan. However, in the case of incentive stock options, the two immediately preceding sentences shall be subject to any limitations under the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”).

Options

The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of common stock may never be less than the fair market value of a share of common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant for incentive stock options. Notwithstanding the foregoing, if an incentive stock option is granted to a holder of options who controls, directly or indirectly, 10% or more of the voting power of our capital stock, the term of such incentive stock option award shall be five years. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator.

Other Stock-Based Awards

The Administrator may grant to any participant shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of common stock or other property. Such other stock-based awards may also be available as a form of payment in the settlement of other awards granted under the Equity Plan or as payment in lieu of compensation to which a participant under the plan is entitled. Other stock-based awards may be paid in shares of common stock or cash, as the Board shall determine.

Transferability

Awards are not transferable, other than by will or the laws of descent and distribution, or by gift or domestic relations orders to family members (as defined in Rule 701 under the Securities Act).

Adjustments

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of common stock other than an ordinary cash dividend, (i) the number and class of securities available under the Equity Plan, (ii) the number and class of securities and exercise price per share of each outstanding option, (iii) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award and (iv) the share and per-share-related provisions and the purchase price, if any, of each outstanding other stock-based award, shall be equitably adjusted by our company (or substituted awards may be made, if applicable) in the manner determined by the Board. Additionally, in the event we effect a split of the common stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an option holder who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of common stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

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If (a) we are involved in a merger or consolidation in which all of our shares of common stock are changed or exchanged or is cancelled; (b) any transfer or disposition of all the common stock of our company for cash; or (c) any liquidation or dissolution of our company, then the Administrator will, in a manner it deems equitable, make the adjustments as outlined in the Equity Plan.

Term of Plan

Unless earlier terminated by our board of directors, the Equity Plan will terminate when all shares of common stock reserved for issuance have been issued.

Termination and Amendment of Plan

Our Board may amend, suspend or terminate the Equity Plan at any time, subject to the following limitations: Stockholders must approve any amendment to the Equity Plan if we determine that such approval is required by the Code.

Amendment, Modification, Cancellation and Disgorgement of Awards

Subject to the requirements of the Equity Plan, the Board may amend, modify or terminate any outstanding award, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonqualified stock option. The participant’s consent to such action is required unless such action is deemed necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which the shares of common stock are then traded, or to preserve favorable accounting or tax treatment of any award for the Company.

Award Repricing

The Board may, without stockholder approval, amend any outstanding award granted under the Equity Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding award. The Board may also, without stockholder approval, cancel any outstanding award (whether granted under the Equity Plan) and grant in substitution therefor new awards under the Equity Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

2008 Equity Compensation Plan

In 2008, we adopted the OptMed, Inc. 2008 Equity Compensation Plan, which authorized the grant of up to one million (1,000,000) shares of our common stock for stock-based awards. The 2008 Equity Compensation Plan expired in 2018. As of           , 2022, options to purchase up to            shares of common stock were outstanding under the 2008 Equity Compensation Plan with a weighted-average exercise price of $          per share.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2021 there has not been any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Line of Credit

We are a party to four Loan Agreements, dated July 1, 2020, December 20, 2020, March 2, 2021 and June 28, 2021 with Sterm Group, a Partnership owned by Ervin Braun, Steven Sands, Marty Sands, and Richard Stone. Under the Loan Agreements, Sterm Group has made available to our Company a line of credit of up to $646,271 in principal amount, all of which $626,271 has been drawn and is currently outstanding. The line of credit bears interest at 5.25% per annum and is payable within 30 days of demand. We have made interest payments of $11,706 to date under these loan agreements.

Outstanding Notes

Our directors and officers hold outstanding notes issued by our Company, as follows:

Director and/or Officer	Principal amount of April 2016 Notes	Principal amount of July 2018 Notes	Principal amount of April 2019 Notes	Principal amount of November 2019 Notes	Principal amount of August 2021 Notes	Principal amount of November 2021 Notes	Principal amount of January 2022 Notes
Ervin Braun & affiliates	$50,000	$50,000	$135,000	$200,000	-	$25,000	$100,000
Steven Sands & affiliates	-	$25,000	$47,250	$7,500	$100,000	$25,000	$100,000
Martin Sands & affiliates	$50,000	$25,000	$47,250	$7,500	$100,000	$25,000	$100,000
Richard Stone & affiliates	-	-	-	$10,000	$100,000	$75,000	$100,000
Ruiping Dong	-	-	$270,000	$-	$25,000	$25,000	-

For a description of the above referenced notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity.”

Relationship with Synecoun

Ruiping Dong, one of our directors, is Chairman of the Board of Jiangsu Synecoun Medical Technology Co., Ltd., or Synecoun. Synecoun holds 3,841,512 shares of our Series BB-1 Preferred Stock. We have also entered into an exclusive distribution agreement, dated June 15, 2017 with Synecoun under which Synecoun will have exclusive distribution rights for all of our products for China, Hong Kong and Taiwan territories. On October 17, 2018, the exclusive distribution agreement was expanded pursuant to an amendment to include the Japan, South Korea and Indonesia territories. Synecoun’s distribution rights will terminate four years after our BondEase product is approved for sale in China.

Review and Approval of Related Party Transactions

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of         , 2022 with respect to the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to reflect the sale of        shares of our common stock in this offering, in each case by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on shares of our common stock outstanding as of          , 2022, which reflects          .. The applicable percentage ownership relating to shares beneficially owned after this offering is based on        shares of our common stock outstanding (or        shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full) as including the issuance of an aggregate of             shares of common stock upon the conversion of the Company’s outstanding Series A, Series B, and Series BB Preferred Stock. Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is 745 Fifth Avenue, Suite 500, New York, New York 10151.

	Shares of Common Stock Beneficially Owned Before this Offering		Shares of Common Stock Beneficially Owned After this Offering Assuming Underwriters’ Option is Not Exercised
Name of beneficial owner	Number of Shares	Percentage	Number of Shares	Percentage

Directors and Named Executive Officers
Ervin Braun Chief Executive Officer and Director
Alain Klapholz Chief Operating Officer and Chief Financial Officer
Ciaran McArdle Chief Technical Officer
Martin S. Sands Co-Chairman of the Board of Directors
Steven B. Sands Co-Chairman of the Board of Directors
Richard Stone Director
Ruiping Dong Director
All current directors and executive officers as a group (7 persons)
Five Percent Stockholders

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DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our certificate of incorporation and our bylaws, each of which will become effective immediately prior to the completion of this offering, is a summary, does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. The description of our capital stock reflects changes to our capital structure that will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of our common stock, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Corporate Governance

We are a corporation organized under the laws of the state of Delaware and are governed by the Delaware General Corporation Law, which we sometimes refer to as the DGCL, our certificate of incorporation and our bylaws.

Common Stock

As of         , 2022, there are            shares of our Common Stock issued and outstanding, and warrants and option outstanding to purchase approximately          shares of our Common Stock. The rights of holders of Common Stock are subject to the rights of the holders of Preferred Stock. The holders of our Common Stock have no preemptive, subscription, or conversion rights, and our Common Stock is not subject to redemption by us.

Preferred Stock

Of the 30,000,000 shares of authorized Preferred Stock, our Board has previously designated 6,000,000 shares as Series A Preferred (the “Series A Preferred Stock”), 3,000,000 shares as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), and 7,000,000 shares as Series BB Convertible Preferred Stock (the “Series BB Preferred Stock”). As of         , 2022, there are            ,             , and            shares of Series A Preferred Stock, Series B Preferred Stock, and Series BB Preferred Stock, respectively, issued and outstanding.

Of the 30,000,000 shares of authorized Preferred Stock,             shares remain available for designation by our Board as of . Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of Preferred Stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

Series A Preferred Stock

The Series A Preferred Stock has a stated value of $0.60 and is convertible, in full and at the option of the holder, into shares of our common stock, subject to certain limitations and adjustments, at a conversion rate equal to the stated value of $0.60 divided by the conversion price of $0.60 (the “Conversion Formula”). With respect to dividends, redemption rights, and rights on liquidation, dissolution, and/or winding up of the Company, the Series A Preferred Stock ranks senior to our common stock.

The holders of Series A Preferred Stock are entitled to vote, on an as-converted basis, with the holders of our common stock, and are entitled to receive quarterly dividends, when, if and as declared by our Board, at a rate of eight percent multiplied by the stated value of each share, including, at the election of the holder, dividends paid in-kind. The Company may, at any time and from time to time, redeem all or any portion of the outstanding shares of Series A Preferred Stock in cash at a redemption price equal to the sum of (i) 125% of the stated value of the Series A Preferred Stock and (ii) all accrued but unpaid dividends on the Series A Preferred Stock being redeemed. In addition, holders of Series A Preferred Stock have the right to require the Company to effect mandatory redemption of all or any portion of their shares by providing written notice of redemption to the Company.

On the date that an event triggers an automatic conversion, including the date on which (i) the Company has closed an initial public offering of shares of its common stock, (ii) the Company has become subject to the periodic reporting requirements of the federal securities laws, and (iii) the Company’s common stock has become eligible for quotation or is listed on the OTC Bulletin Board, OTC Markets, NASDAQ, NYSE, or the NYSE/Amex (the “Conversion Date”), all shares of Series A Preferred Stock will be automatically converted into fully paid and non-assessable shares of common stock at the conversion rate determined in accordance with the Conversion Formula. All rights with respect to the Series A Preferred Stock will terminate upon the Conversion Date.

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Upon the consummation of this offering, the             outstanding shares of Series A Preferred Stock will automatically be converted into            shares of common stock.

Series B Preferred Stock

The Series B Preferred Stock is convertible, in full and at the option of the holder, into shares of our common stock, subject to certain limitations and adjustment, at a conversion rate equal to one share of common stock for each share of Series B Preferred Stock.

The holders of Series B Preferred Stock are entitled to vote, on an as-converted basis, with the holders of our common stock, and are entitled to designate one member of the Company’s board of directors. Holders of our Series B Preferred Stock shall be entitled to receive dividends on an as-converted to common stock basis, equal to, in the same form as, and when, dividends are paid to holders of our common stock. The holders of our Series B Preferred Stock are not entitled to any other dividends.

On the date that an even triggers an automatic conversion, including the date on which the Company either (i) sells shares of common stock in a public offering registered pursuant to the Securities Act, or pursuant to an exemption provided by Regulation A+ under the Securities Act, or (ii) consummates a reverse merger or similar transaction or other event whereby the Company becomes subject to the reporting requirements of the Exchange Act, all shares of Series B Preferred Stock will be automatically converted into fully paid and non-assessable shares of common stock. All shares of Series B Preferred Stock will be automatically converted into fully-paid All rights with respect to the Series B Preferred Stock will terminate upon the completion of this offering.

Upon the consummation of this offering, the            outstanding shares of Series B Preferred Stock will automatically be converted into            shares of common stock.

Series BB Preferred Stock

The Series BB Preferred Stock consists of two subseries, with 4,000,000 shares designated as Series BB-1 Convertible Preferred Stock 3,000,000 shares designated as Series BB-2 Convertible Preferred Stock. The Series BB Preferred Stock is convertible, in full and at the option of the holder, into shares of our common stock, subject to certain limitations and adjustment, at a conversion rate equal to 1.1999 shares of common stock for each share of Series BB Preferred Stock.

The holders of Series BB Preferred Stock are entitled to vote, on an as-converted basis, with the holders of our common stock, and are entitled to designate one member of the Company’s board of directors. Holders of our Series BB Preferred Stock shall be entitled to receive dividends with respect to each share of Series BB Preferred Stock at the same time as payment is made to the holders of the common stock equal to the greater of (a) the dividend payable to the holders of the Series BB Preferred Stock on an as-converted basis, or (b) a non-cumulative annual dividend of 7% of (i) the $0.833 per share original issue price of the Series BB-1 Preferred Convertible Preferred Stock, which is $0.05831 per share, or (ii) the $0.7497 per share original issue price of the Series BB-2 Preferred Stock, which is $0.0525 per share.

On the date that an event triggers an automatic conversion, including the date on which the Company either (i) sells shares of common stock in a public offering registered pursuant to the Securities Act, or pursuant to an exemption provided by Regulation A+ under the Securities Act, or (ii) consummates a reverse merger or similar transaction or other event whereby the Company becomes subject to the reporting requirements of the Exchange Act, all shares of Series BB Preferred Stock will be automatically converted into fully paid and non-assessable shares of common stock.

Upon the consummation of this offering, the          outstanding shares of Series BB Preferred Stock will automatically be converted into           shares of common stock.

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Registration Rights

The Company has granted the following registration rights:

Piggyback Registration Rights

In 2007, we entered into a Stock Purchase Agreement and Investor Information Statement (the “2007 SPA”) in connection with the issuance of shares of our common stock in a private placement offering to certain investors. As of           , 2022, holders of           of our shares of common stock are entitled to piggyback registration rights pursuant to the 2007 SPA.

On January 13, 2011, we entered into a Stock Purchase Agreement with each of Mr. Martin Sands and Mr. Steven Sands (the “Sands SPA”) in connection with the issuance of shares of our common stock in a private placement offering. As of          , 2022, Mr. Martin Sands and Mr. Steven Sands are entitled to piggyback registration rights with respect to an aggregate of             shares of our common stock pursuant to the Sands SPA.

On September 29, 2014, we entered into the Secured Convertible Note Purchase Agreement with Pidilite USA, Inc. (the “Pidilite Purchase Agreement”) in connection with the issuance of a convertible promissory note. As of           , 2022, Pidilite USA, Inc. is entitled to piggyback registration rights with respect to          shares of common stock issuable upon the conversion of convertible promissory notes pursuant to the Pidilite Purchase Agreement.

On July 11, 2016, we entered into the Secured Convertible Note and Warrant Purchase Agreement with H.B. Fuller Company (the “H.B. Fuller Purchase Agreement”) in connection with the issuance of a convertible promissory note and warrants to purchase our common stock. As of           , 2022, H.B. Fuller Company is entitled to piggyback registration rights with respect to shares of common stock issuable upon the conversion of convertible promissory notes and          shares of common stock issuable upon the exercise of warrants to purchase common stock pursuant to the H.B. Fuller Purchase Agreement.

In December 2018, we entered into the Stock Purchase Agreement with Synecoun (the “2018 Synecoun SPA”) in connection with the issuance of 3,841,512 shares of our Series BB Convertible Preferred Stock to Synecoun in a second private placement with Synecoun, which were subsequently converted into shares of our Series BB-1 Convertible Preferred Stock. As of           , 2022, Synecoun is entitled to piggyback registration rights with respect to shares of common stock issuable upon the conversion of Series BB Convertible Preferred Stock pursuant to the 2018 Synecoun SPA.

None of the foregoing piggyback rights apply to this offering with the exception of the rights held by Mr. Martin Sands and Mr. Steven Sands pursuant to the Sands SPA, which we anticipate will be waived.

Demand Registration Rights

On July 13, 2012, we entered into the Subscription Agreement with certain investors (the “2012 Subscription Agreement”) in connection with the issuance of shares of our Series A Preferred Stock and warrants to purchase shares of our common stock. As of , 2022, holders of our Series A Preferred Stock are entitled to demand registration rights with respect to             shares of common stock issuable upon the conversion of shares of Series A Preferred Stock and          shares of common stock issuable upon the exercise of warrants to purchase common stock pursuant to the 2012 Subscription Agreement. However, these demand rights do not apply to this offering pursuant to the 2012 Subscription Agreement.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Provisions of Delaware law have certain anti-takeover effects. Our certificate of incorporation and bylaws also contain provisions that may have similar effects.

Delaware Anti-Takeover Statutes

We are subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless:

● The board of directors of the corporation approved the business combination or other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

● Upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers of the corporation and shares issued under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

● On or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation’s voting stock.

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Section 203 of the DGCL could depress our stock price and delay, discourage, or prohibit transactions not approved in advance by our Board, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our common stock.

No Cumulative Voting

The DGCL provides that stockholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our certificate does not provide for cumulative voting.

Calling a Special Meeting

Our Bylaws provide that special meetings of our stockholders may be called only by a majority of our Board, the President, the Chairman of the Board, or at the request in writing by stockholders of record owning at least fifty percent of the issued and outstanding voting shares of common stock of the Company.

Undesignated Preferred Stock

Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of our common stock and could discourage a takeover of us even if a change of control of the Company would be beneficial to the interests of our stockholders.

Exclusive Jurisdiction

Our Bylaws provide that the courts in the state of New York are, to the fullest extent permitted by law, the sole and exclusive forum for any claims, including claims in the right of the Company, any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation, or our Bylaws, or any other claim.

Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director cannot be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty. DGCL provides that such a provision may not limit the liability of directors:

●	for any breach of their duty of loyalty to us or to our stockholders;
●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
●	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal, or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal, or modification.

Further, our Bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person is or was a director or officer of our, or is or was a director or officer of ours serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests; except that no indemnification will be made in respect of any claim, issue, or matter as to which such person will have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Subject to the requirements in our Bylaws and the DGCL, we are not obligated to indemnify any person in connection with any action, suit, or proceeding:

●	for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote, or otherwise, except with respect to any excess beyond the amount paid;

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●	for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provision of federal, state, or local statutory law, or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

●	for any reimbursement by such person or any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of our securities, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement pursuant to Section 304 of Sarbanes, or the payment to us of profits arising from the purchase and sale by such person or securities in violation of Section 306 of Sarbanes, if such is held liable therefor (including pursuant to any settlement arrangements);

●	initiated by such person, including any proceeding (or any part of any proceeding) initiated by such person against us or our directors, officers, employees, agents, or other indemnitees, unless (i) our Board authorized the proceeding or the relevant part of the proceeding) prior to its initiation, (ii) we provide indemnification, in our sole discretion, pursuant to the powers vested in us under appliable law, (iii) otherwise required to be made pursuant to our Bylaws, or (iv) otherwise required by applicable law; or

●	if prohibited by applicable law; provided, however, that if any provision or provisions of our Bylaws be held to be invalid, illegal, or unenforceable for any reason whatsoever: (i) the validity, legality, and enforceability of the remaining provisions of our Bylaws (including, without limitation, each portion of any paragraph or clause containing any such provisions held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) will not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of our Bylaws (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) will be construed so as to give effect to the intent manifested by the provisions held invalid, illegal, or unenforceable.

Transfer Agent and Registrar

             will be the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “            “. There can be no assurances that our listing application will be approved. This offering is contingent on our common stock being listing on Nasdaq. See “Risk Factors.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of common stock) or the perception that such sales may occur or the availability of such shares for sale in the public market, after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because all of our common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for shares of our common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur in connection with the completion of this offering, as of             , 2022, we expect to have          shares of our common stock outstanding, assuming no vesting of outstanding shares of restricted stock and assuming that the underwriters have not exercised their option to purchase additional shares of common stock.

All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Generally, the balance of our outstanding shares of common stock will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market;

●	beginning days after the date of this prospectus, additional shares of common stock become eligible for sale in the public market, of which shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and stockholders holding five percent or more of all of our shares of common stock outstanding as of           , 2022 (assuming conversion of all of our outstanding shares of preferred stock and all of our outstanding convertible promissory notes), and substantially all of our option holders who are not also stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the 180th day after the date of this prospectus, except with the prior written consent of EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) as the representative of the underwriters and certain other exceptions. The representative of the underwriters has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the “Underwriting” section of this prospectus for additional information.

Following the lock-up periods set forth in the agreements described above, and assuming that the representative of the underwriters does not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after completion of this offering; or

●	the average weekly trading volume in our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

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Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchase shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Equity Compensation Plans

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable under the Equity Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up period. We expect that the initial registration statements on Form S-8 will cover approximately             shares of our common stock. Shares issued under the Equity Plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.
HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but is not intended to be a complete analysis of all potential tax consequences. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to a Non-U.S. Holder that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax, the special tax accounting rules in Section 451(b) of the Code or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers, or certain electing traders in securities that use a mark-to-market method of tax accounting for their securities positions;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder will be required to furnish a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate of withholding). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “— Information Reporting and Backup Withholding” and “— Additional Withholding Tax Under FATCA”, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our being treated as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any applicable time within the shorter of the five year period preceding the Non-U.S. Holder’s disposition of, or the Non-U.S. Holder’s holding period for, our common stock.

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Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in trades or businesses (all as determined for U.S. federal income tax purposes). We believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of all our real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder whether or not withholding is required. Copies of the information returns reporting such interest, dividends, and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the beneficial owner is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such beneficial owner is a United States person, or otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Under FATCA

Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and the Treasury Regulations and administrative guidance thereunder impose a 30% withholding tax on certain types of payments made to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including, in some cases, when such foreign financial institution or non-financial foreign entity acts as an intermediary, unless (1) the foreign financial institution has entered into an agreement with the U.S. government to withhold on certain payments and to undertake certain diligence and reporting obligations regarding U.S. account holders (including certain account holders that are non-U.S. entities with U.S. owners), (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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UNDERWRITING

We have entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC, as Sole Book Runner and representative of the underwriters (“EF Hutton” or “Representative”) of this offering, with respect to the offering of shares of common stock. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if it purchases any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the above securities, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional           shares of common stock, less the underwriting discounts and commissions, to cover over-allotments, if any.

Discounts

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	Per Share(2)	Without Over-Allotment Option	With Over-Allotment Option
Initial public offering price
Underwriting discounts and commissions (8%)
Non-accountable expense allowance (1%)(1)
Proceeds, before expenses, to us

(1)	The non-accountable expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

(2)	At an assumed offering price of $ per unit, which is the mid price of the $ to $ range.

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The underwriters propose to offer the securities offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the securities to other securities dealers at such price less an expected concession of          % of the purchase price per share. If all of the shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay the Representative a non-accountable expense allowance of 1% of the public offering price at the closing, excluding any amount sold pursuant to the over-allotment option.

We will be also responsible for and will pay all expenses relating to the offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the Commission; (b) all fees and expenses relating to the listing of the Company’s Common Stock on a national exchange; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as EF Hutton may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel,) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the underwriters; and (g) the fees and expenses of the Company’s accountants; and (h) a maximum of $175,000 for fees and expenses including “road show,” diligence, and reasonable legal fees and disbursements for the underwriters’ counsel. The Company shall be responsible for underwriters’ external counsel legal costs irrespective of whether or not the offering is consummated, subject to a maximum of $50,000 in the event that it is not consummated. Additionally, the Company has provided the Representative an expense advance of $25,000. The advance shall be applied towards out-of-pocket accountable expense set forth herein and any portion of the advance shall be returned to the Company to the extent not actually incurred. EF Hutton may deduct from the net proceeds of the offering payable to the Company on the closing date, or the closing date of the Over-Allotment Option, if any, the expenses set forth herein to be paid by the Company to the Representative. Notwithstanding the foregoing, any Advance received by the EF Hutton will be reimbursed to the Company to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We estimate the total expenses payable by us for this offering to be approximately $          , which amount includes (i) the underwriting discount of $            (8%), (ii) a non-accountable expense of $         (1%) (iii) reimbursement of the accountable expenses of the Representative equal to $175,000 including the legal fees of the Representative being paid by us and (iii) other estimated Company expenses of approximately $          , which includes legal accounting printing costs and various fees associated with the registration of our securities.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Representative’s Warrants

In addition, we have agreed to issue to the Representative or its designees warrants (the “Representative’s Warrants”) to purchase a number of shares of common stock equal to eight percent (8%) of the aggregate number of shares of common stock sold in this offering, excluding the over-allotment option. The Representative’s Warrants will be exercisable six months from the commencement date of sales under this the registration of which this prospectus is a part and will expire five years from the commandment date of sales. Pursuant to FINRA Rule 5110(e), the Representative’s Warrants and any shares issued upon exercise of the Representative’s Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter or related persons do not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period. The Representative’s Warrants are registered in the registration statement of which this prospectus is a part.

106

In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will be exercisable one time and will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

Lock-Up Agreements

We, our executive officers and directors and certain stockholders have agreed pursuant to “lock-up” agreements not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 180 days from the date of this prospectus. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the Representative must notify us of the impending release or waiver and we will be required to announce the impending release or waiver through a major news service at least two business days before the release or waiver.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, each underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, such underwriter may over-allot in connection with this offering by selling more securities than are set forth on the cover page of this prospectus. This creates a short position in our securities for such underwriter’s own accounts. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by such underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position, such underwriter may elect to exercise all or part of the over-allotment option. Such underwriter may also elect to stabilize the price of our securities or reduce any short position by bidding for, and purchasing, securities in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, each underwriter may bid for, and purchase, shares of our securities in market-making transactions, including “passive” market-making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be affected on Nasdaq, in the over-the-counter market, or otherwise.

107

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market-making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not affect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market-making bids must be identified as such.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriter, and should not be relied upon by investors.

Other than the prospectus in electronic or printed format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Certain Relationships

The Representative and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Representative has received, or may in the future receive, customary fees and commissions for these transactions.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Nasdaq Listing Application and Proposed Trading Symbol

We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “           .” See “Risk Factors.”

108

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by Carmel, Milazzo & Feil LLP.

EXPERTS

The consolidated financial statements of OptMed, Inc. as of December 31, 2019 and December 31, 2020, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of OptMed, Inc. to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

OptMed, Inc.

745 Fifth Avenue, Suite 500

New York, New York 10151

212-867-4141

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and other reporting requirements of the Nasdaq Capital Market, and we will file reports and other information with the SEC as required and make any proxy statements available to the holders of our capital stock as required by the rules of the Nasdaq Capital Market. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

109

OPTMED, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

110

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OptMed, Inc. and Subsidiary

Consolidated Financial Statements

for the Years Ended December 31, 2020 and 2019

111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of OptMed, Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OptMed, Inc. and Subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum LLP

We have served as the Company’s auditor since 2021.

Boston, MA

October 20, 2021

F-1

OptMed, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets
Cash	$107,597	$109,455
Prepaid expenses	132,817	185,838
Deferred tax asset	327,589	141,395

Total current assets	568,003	436,688

Property and equipment, net	718,334	804,468
Total assets	$1,286,337	$1,241,156

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$288,375	$260,039
Accrued expenses	1,946,088	1,471,715
Due to shareholders	1,764,803	1,776,818
Promissory notes, net of debt discount of $3,925 and $71,300 at December 31, 2020 and 2019, respectively	1,235,575	1,168,200
Promissory notes - related party, net of debt discount of $31,375 and $24,306 at December 31, 2020 and 2019, respectively	394,756	207,944
Convertible notes, net of debt discount of $673,947 and $993,100 at December 31, 2020 and 2019, respectively	3,585,461	3,252,826
Convertible notes - related party	200,000	200,000

Total current liabilities	9,415,058	8,337,542

Long term liabilities
PPP Loan	108,225	-

Total other liabilities	108,225	-

Total liabilities	9,523,283	8,337,542

Commitments and contingencies (Note 12)
Stockholders’ deficit
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 42,276,340 and 42,201,340 issued and outstanding at December 31, 2020 and 2019, respectively	42,276	42,201
Preferred stock Series A, $0.001 par value per share; 6,000,000 shares authorized; 4,670,779 issued and outstanding at December 31, 2020 and 2019 (no liquidation preference)	4,671	4,671
Preferred stock Series B, $0.001 par value per share; 4,000,000 shares authorized; no shares issued and outstanding at December 31, 2020 and 2019	-	-
Preferred stock Series BB, $0.001 par value per share 4,000,000 shares authorized; 3,841,512 issued and outstanding at December 31, 2020 and 2019 (liquidation preference of $3,199,979)	3,842	3,842
Preferred stock Series BB-2, $0.001 par value per share 7,000,000 shares authorized; 2,667,738 issued and outstanding at December 31, 2020 (liquidation preference of $2,000,003)	2,668	-
Additional paid-in capital	29,642,774	27,402,172
Accumulated deficit	(38,157,077)	(34,799,470)

Total stockholders’ deficit	(8,460,846)	(7,346,584)

Non-controlling interest	223,900	250,198

Total liabilities and stockholders’ deficit	$1,286,337	$1,241,156

See independent auditor’s report and notes to consolidated financial statements.

F-2

OptMed, Inc. and Subsidiary

Consolidated Statement of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses
Research and development	$876,428	$865,877
General and administrative	1,615,870	1,753,944

Total operating expenses	2,492,298	2,619,821

Operating loss	(2,492,298)	(2,619,821)

Other expense
Interest expense	997,153	1,523,749

Loss before provision for income taxes	(3,489,451)	(4,143,570)

Benefit for income taxes	(131,844)	(143,380)

Net loss attributable to OptMed, Inc.	(3,357,607)	(4,000,190)

Net loss attributable to non-controlling interest	(26,298)	(59,150)

Net loss	$(3,383,905)	$(4,059,340)

See independent auditor’s report and notes to consolidated financial statements.

F-3

OptMed, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Deficit

For the Years Ended December 31, 2020 and 2019

	Common Stock		Preferred Stock		Additional Paid -in	Accumulated	Noncontrolling Interest in Consolidated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Subsidiary	Deficit
Balance - January 1, 2019	42,201,340	$42,201	8,512,291	$8,513	$26,971,588	$(30,799,280)	$309,348	$(3,467,630)

Stock-based compensation	-	-	-	-	152,718	-	-	152,718

Incremental value in relation to modified stock options and warrants					277,866			277,866

Net loss	-	-	-	-	-	(4,000,190)	(59,150)	(4,059,340)

Balance - December 31, 2019	42,201,340	$42,201	8,512,291	$8,513	$27,402,172	$(34,799,470)	$250,198	$(7,096,386)

Issuance of common stock in lieu of compensation	75,000	75	-	-	58,627	-	-	58,702

Issuance of Preferred Series BB-2 shares, net of issuance costs	-	-	2,667,738	2,668	1,997,332	-	-	2,000,000

Stock-based compensation	-	-	-	-	184,643	-	-	184,643

Net loss	-	-	-	-	-	(3,357,607)	(26,298)	(3,383,905)

Balance - December 31, 2020	42,276,340	$42,276	11,180,029	$11,181	$29,642,774	$(38,157,077)	$223,900	$(8,236,946)

See independent auditor’s report and notes to consolidated financial statements.

F-4

OptMed, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

	2020	2019

Cash flows from operating activities
Net loss	$(3,383,905)	$(4,059,340)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes	(186,194)	(141,395)
Depreciation and amortization	226,562	362,847
Stock-based compensation	184,643	152,718
Issuance of common stock, in lieu of compensation	58,702	-
Incremental value in relation to modified stock options and warrants	-	277,866
Amortization of promissory notes discount	79,187	221,144
Amortization of convertible debt discount	332,635	815,728
Changes in operating assets and liabilities:
Prepaid expenses	53,021	128,362
Accounts payable	28,336	(66,858)
Accrued expenses	474,373	458,203

Total adjustments	1,251,265	2,208,615

Net cash used in operating activities	(2,132,640)	(1,850,725)

Cash flows from investing activities
Acquisition of property and equipment	(140,428)	(167,780)

Net cash used in investing activities	(140,428)	(167,780)

Cash flows from financing activities
Proceeds from (payment to) due from shareholders	(12,015)	869,592
Proceeds from promissory notes, net of debt discount costs of $71,300 at December 31, 2019	175,000	645,000
Proceeds from convertible loans, net of debt discount costs of $993,100 at December 31, 2019	-	144,000
Proceeds from PPP Loan	108,225	-
Issuance of Preferred Series BB-2 shares, net of issuance costs	2,000,000	-

Net cash provided by financing activities	2,271,210	1,658,592

Net decrease in cash	(1,858)	(359,913)

Cash - Beginning of period	109,455	469,368

Cash - End of period	$107,597	$109,455

See independent auditor’s report and notes to consolidated financial statements.

F-5

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1- The Company

OptMed, Inc. and Subsidiary (the “Company” or “OptMed”) was incorporated under the laws of the State of Delaware on April 13, 2007 and based in New York with a subsidiary in Spain. The Company is developing specialty healthcare products with an initial focus on an innovative line of surgical, biocompatible adhesives.

The production and marketing of the Company’s products and its ongoing research and development activities will be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any combination product developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the FDA under the Food, Drug and Cosmetic Act. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials.

The Company’s success will depend in part on its ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company.

Note 2- Going Concern and Liquidity

The Company has no significant operating history and since inception to December 31, 2020 has incurred accumulated losses, including a net losses of $3,357,607 and $4,000,190 during the years December 31, 2020 and 2019, respectively, and it is anticipated that the Company will continue to incur significant expenses for development activities for their lead product. The accompanying consolidated financial statements for the year ended December 31, 2020 have been prepared assuming the Company will continue as a going concern. As reflected in the financial statements, the Company had a accumulated deficit of $38,157,077 and $34,799,470 at December 31, 2020 and 2019, respectively, and used net cash in operating activities of approximately $2,133,000 and $1,851,000 during the years ended December 31, 2020 and 2019, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-6

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 2- Going Concern and Liquidity (continued)

The Company will continue to attempt to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs. If cash resources are insufficient to satisfy the Company’s on-going cash requirements, the Company will be required to scale back or discontinue its product development programs, or obtain funds if available (although there can be no certainties) through strategic alliances that may require the Company to relinquish rights to its technology, substantially reduce or discontinue its operations entirely. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on operations, in the case of debt financing, or cause substantial dilution for the Company’s stockholders, in the case of equity financing.

On March 11, 2020, the World Health Organization declared a pandemic related to a strain of coronavirus (“COVID-19”), which led to a global health emergency. The public health impact of the outbreak continues to remain largely unknown and still evolving. The related health crisis could continue to adversely affect the global economy, resulting in continued economic downturn that could impact the Company.

Because of the uncertainties of COVID-19, the Company obtained a loan under the Paycheck Protection Program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and the Paycheck Protection Program Flexibility Act (the “Flexibility Act”) (See Note 13).

Note 3– Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes include activities of the Company and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Consolidation and Non-Controlling Interest

The consolidated financial statements include the accounts of OptMed, Inc. and its majority-owned subsidiary, Synkotech Biocompatible Materials S.L. (“Synkotech”). The equity interests of the outside investors (33% of Synkotech) in the equity and results of Synkotech are accounted for and presented as noncontrolling interests. All inter-company transactions and balances have been eliminated.

F-7

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Significant estimates include the assumptions used in the accrual for potential liabilities, the valuation of debt and equity instruments, stock options and warrants issued for services, and deferred tax valuation allowances. Actual results could differ from those estimates.

Cash

The Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an initial maturity of three months or less as cash and cash equivalents on the accompanying balance sheet and statement of cash flows. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation subject to certain limits. At times, such cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts. There were no cash equivalents at December 31, 2020 and 2019.

Property and Equipment

Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation and Amortization

Depreciation is provided for using the straight-line and accelerated methods over the estimated useful lives of the related assets. These estimated useful lives are as follows:

Lab Equipment	5 years
Office Equipment	5 years
Software and Licenses	3 years

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no events or changes in circumstances that indicate the carrying amount of long-lived assets may not be recoverable from their undiscounted cash flows. Consequently, the Company did not record any impairment to its long-lived assets during the years ended December 31, 2020 and 2019.

F-8

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of cash, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company’s third-party debt bears current market rates of interest, accordingly; the carrying amount is considered a reasonable approximation of fair value.

The Company follows Accounting Standards Codification (ASC) 820, “Fair Value Measurement,” for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. ASC 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels.

Level 1: This level consists of observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: This level consists of inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets and quoted prices identical or similar assets and liabilities in markets that are not active.

Level 3: This level consists of unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from embedded derivatives associated with certain warrants to purchase common stock.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable.

F-9

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares was determined based on the then most recent price per share at which the Company sold common stock to unrelated parties in a private placement during the periods then ended. In drawing its conclusions, management considered various relevant factors, including the work of an independent third-party valuation firm engaged to provide a valuation analysis on the Company’s common stock.

Research and Development Costs

Research and development costs include, but are not limited to, payroll and other personnel expenses, consultants, expenses incurred under agreements with contract research and manufacturing organizations and animal clinical investigative sites and the cost to manufacture clinical trial materials. Costs related to research, design and development of products are charged to research and development expense as incurred.

Patents and Licenses

The Company expenses the costs incurred to file patent applications, all costs related to abandoned patent applications and maintenance costs, and these costs are included in general and administrative expenses. Costs associated with licenses acquired to be able to use products from third parties prior to receipt of regulatory approval to market the related products are also expensed. Costs of acquisition of licenses are expensed.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash balances are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Federal insurance coverage is $250,000 per depositor at each financial institution. A substantial majority of the Company’s cash balances may exceed federally insured limits at certain times.

Stock Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, warrants, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, and warrants are recognized as compensation expense in the consolidated financial statements based on their fair values. These share-based payments vest immediately and the related expense is recognized in the same period as issuance. The Company adopted ASC 505-50, Equity-based Payments to Non- Employees. Measurement of share-based payment transactions with non-employees was based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. As of December 31, 2020 and 2019, the Company estimated the fair value of the warrants and options using a Black-Scholes pricing model.

F-10

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Distinguishment of Liabilities from Equity

The Company relies on the guidance provided by ASC 480, “Distinguishing Liabilities from Equity,” to classify certain redeemable and/or convertible instruments, such as the Company’s convertible loans. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than the outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares. If the redemption of the financial statements is outside the control of the Company (i.e. at the option of the holder) then the Company would determine temporary equity classification. Otherwise, the Company accounts for the financial instrument as permanent equity.

On July 13, 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-11 to provide new guidance for the classification and accounting of financial instruments with down round features. Prior to this issuance, financial instruments with down round features were generally classified as liabilities and required to be measured at fair value each reporting period. Under ASU 2017-11, these instruments can be classified as equity.

A down round feature is a provision in certain equity-linked financial instruments that provides for a downward adjustment of the instrument’s strike price based on the pricing of future equity offerings, featured in warrants, convertible preferred shares, and other convertible debt instruments. The Company elected to early adopt ASU 2017-11 on January 1, 2019 on a full retrospective basis.

The Company accounts for derivative instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” and all derivative instruments are reflected as either assets or liabilities at fair value on the consolidated balance sheets. The Company uses estimates of fair value to value its derivative instruments. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between able and willing market participants. In general, the Company’s policy in estimating the values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatiles, prepayment speeds, default rates and credit spreads, relying first on categorizes its fair value estimates in accordance with ASC 820, based on the hierarchical framework associated with the three levels or price transparency utilized in measuring financial instruments at fair value as discussed above.

Income Taxes

The Company accounts for income taxes under the asset and liability method and has incurred losses since its inception. If substantial changes in the Company’s ownership should occur, as defined in Section 382 of the Internal Revenue Code, there could be annual limitations on the amount of the net operating loss carryforwards which can be utilized in future periods.

F-11

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred taxes resulting from timing differences in recording of transactions for tax purposes and financial reporting purposes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are received or settled. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

The Financial Accounting Standards Board has issued guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2020 and 2019, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements.

The Company’s policy is to record interest expense and penalties pertaining to income taxes in operating expenses.

The tax years subject to examination by the taxing authorities are the years ended December 31, 2017 and forward.

Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar. Transactions may occur in foreign currencies and management has adopted ASC 830, “Foreign Currency Translation Matters.” Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non- monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses. Gains and losses arising on translation or settlement of foreign currency denominated or balances were immaterial and not reflected in the statements of operations.

F-12

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Grant income

The Company’s source of grant income, which is recorded as a reduction of research and development costs as discussed below, is from foreign government research and development grants. Synkotech has received two grants from the Spanish government, as part of its investment in developing companies in the biotech sector of the economy, which is an ongoing major and central operation of Synkotech. Funds received from government grants in advance of work being performed, if any, are recorded as deferred revenue until earned.

The grants received are based on research and development budgets that are submitted to the government, and as part of the grant, a schedule of grant payments is received by the government.

The Company concluded that the grant arrangements do not meet the criteria to be treated as a collaborative agreement under ASC Topic 808 as the Company is the only active participant in the arrangement. The grant arrangement also does not meet the criteria for revenue recognition under ASC 606, as the Spanish government would not meet the definition of a customer.

In the absence of applicable guidance under United States Generally Accepted Accounting Principles (“US GAAP”), the Company management has developed a policy to recognize grant income at the time the related costs are incurred and the right to payment is realizable or realized and earned.

The Company believes this policy is consistent with ASC Topic 606, to ensure that revenue recognition reflects the transfer of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, even though there is no exchange as defined in ASC Topic 606. Additionally, the Company has determined that the recognition of grant income as costs are incurred and amounts become realizable is analogous to the concept of transfer of control of a service over time under ASC Topic 606.

Under International Accounting Standards (“IAS”) 20 – Accounting for Government Grants and Disclosure of Government Assistance, a government grant is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received. Given that the intent of the grant is to cover research and development costs and that the Company is notified in writing as to the grant payments to be expected based on the information submitted to the Spanish Government, the Company concludes that the conditions under IAS 20 are met.

F-13

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3– Summary of Significant Accounting Policies (continued)

Further, because the grant proceeds are intended to fund research and development costs, the submitted budget of expenses is equal to the proceeds received, and that OptMed would not have worked on this development if the grant was not received, the Company believes that showing grant income on a net method, with the grant income shown as a reduction of research and development expense, is a more meaningful presentation. The grant amounts offset against the research and development expenses totaled $54,558 and $4,979 for the years ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid in capital. In addition, ASU 2020-06 amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form over substance-based accounting conclusions. The amendments also affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. For all entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is evaluating this guidance will have on its Financial Statements and related disclosures upon adoption effective January 1, 2024.

Note 4 – Property and Equipment, net

Property and equipment, net at December 31, 2020 and 2019 consists of the following:

	2020	2019
Office and lab equipment	$1,507,089	$1,353,313
Software and licenses	93,292	75,500
	1,600,381	1,428,813
Less – accumulated depreciation and amortization	(882,047)	(624,345)
	$718,334	$804,468

Depreciation and amortization expense was $226,562 and $362,847 for the years ended December 31, 2020 and 2019, respectively.

F-14

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 5- Accrued Expenses

Accrued expenses consists of the following at December 31, 2020 and 2019:

	2020	2019
Payroll liabilities	$11,518	$11,380
Accrued interest	1,719,116	1,258,983
Credit card payable	3,588	4,652
Penalties	30,000	30,000
Accrued operating expenses - Spain	181,866	166,700
	$1,946,088	$1,471,715

Note 6- Promissory Notes

Investor promissory notes

During 2019, the Company entered into several 15% secured promissory notes with investors with a face value totaling $1,039,500 pursuant to which the Company received $770,000, net of an original discount of 35% ($269,500). Under the terms of the promissory notes, the Company agreed to repay the note principal and accrued interest upon maturity, which has expired. The agreements also state that the intent is to repay the promissory notes upon receiving outside financing. As of December 31, 2020 and 2019, the Company owed $155,925 and $74,118 in accrued interest and recorded interest expense for the same amount during the years ended December 31, 2020 and 2019, respectively. The aggregate original issue discount has been accreted and charged to interest expense as a financing expense in the amount of $170,099 and $32,026 for the years ended December 31, 2020 and 2019, respectively. The unamortized discount as of December 31, 2020 and 2019 amounted to $3,925 and $237,474, respectively.

On November 29, 2019, the Company entered into a 15% promissory note with an investor with a face value of $200,000. Under the terms of the promissory note, the Company agreed to repay the note principal and accrued interest upon maturity, which has expired. The agreement also states that the note principal and accrued interest will be due and payable within three business days on which the Company receives cash proceeds from an equity financing transaction of at least $2,000,000. Accrued interest amounted to $30,000 and $1,397 at December 31, 2020 and 2019, respectively.

F-15

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 6- Promissory Notes (continued)

Related party promissory notes

During 2019, the Company entered into several 15% secured promissory notes with officers of the Company with a face value totaling $182,250 pursuant to which the Company received $135,000, net of an original discount of 35% ($47,250). Under the terms of the promissory note, the Company agreed to repay the note principal upon maturity, which has expired. The agreements also state that the intent is to repay the promissory notes upon receiving outside financing. As of December 31, 2020 and 2019, the Company owed $27,337 and $8,566 accrued interest and recorded interest expense for the same amount during the years ended December 31, 2020 and 2019. The aggregate original issue discount has been accreted and charged to interest expense as a financing expense in the amount of $19,241 and $3,703 for the years ended December 31, 2020 and 2019. The unamortized discount as of December 31, 2020 and 2019 amounted to $12,494 and $43,547, respectively.

During 2019, the Company also entered into 15% promissory notes with officers of the Company with a face value of $50,000. Under the terms of the promissory note, the Company agreed to repay the note principal and accrued interest upon maturity, which has expired. The agreement also states that the note principal and accrued interest will be due and payable within three business days on which the Company receives cash proceeds from an equity financing transaction of at least $2,000,000. Accrued interest amounted to $32,602 and $617 at December 31, 2020 and 2019, respectively.

Note 7- Convertible Notes

Investor convertible notes

The Company issued convertible promissory notes (the “Convertible Notes”) to investors at various dates throughout 2014 through 2019 in the aggregate amount of $4,192,000, of which $144,000 was issued in 2019. The Convertible Notes bear interest at an annual rate of interest ranging from 5.25% to 8.00%. Under the terms of the promissory note, the Company agreed to repay the Convertible Notes and accrued interest upon maturity, which has expired. The agreements also state that the maturity date may be elected by the investor, and the Company’s intent is to repay the promissory notes upon receiving outside financing. Prior to the maturity date, the investors have a right, in their sole discretion, to convert the Convertible Notes into an aggregate of 7,654,190 shares of the Company’s common stock, at conversion rates ranging from $0.60 to $0.83 per share.

The holders of convertible promissory notes issued in 2019 were also issued 67,925 warrants, with a fair value of $11,618.

F-16

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 7- Convertible Notes (continued)

The Company also issued 6,177,076 warrants to the Convertible Note holders at various dates throughout 2014 through 2020 for an aggregate of 6,177,076 shares of Common Stock at an exercise price ranging from $.39 to $1.06 per share. The aggregate value of the warrants and offering costs was considered to be a debt discount upon issuance of the notes. In connection with the Convertible Notes, the Company paid loan costs and other aggregate offering costs in the amount of $107,853, of which $67,408 and $53,926 of accumulated amortization was reflected on the balance sheet at December 31, 2019. The unamortized discount relating to the relative fair value of the warrants at the time of issuance amounted to $606,539 and $939,174 at December 31, 2020 and 2019, respectively.

Related party convertible notes

The Company issued convertible promissory notes (the “Convertible Notes”) to officers of the Company at various dates throughout 2016 through 2018 in the aggregate amount of $200,000. The Convertible Notes bear interest at an annual rate of interest ranging from 5.25% to 8.00%. Under the terms of the promissory note, the Company agreed to repay the Convertible Notes and accrued interest upon maturity, which has expired. The agreements also state that the maturity date may be elected by the investor, and the Company’s intent is to repay the promissory notes upon receiving outside financing. Prior to the maturity date, the investors have a right, in their sole discretion, to convert the Convertible Notes into an aggregate of 327,752 shares of the Company’s Common Stock, at a conversion rate ranging from $0.66 to $0.83 per share. The Company also issued 365,462 warrants to the Convertible Note holders for an aggregate of 365,462 shares of Common Stock at an exercise price ranging from $0.66 to $1.06 per share.

Warrant

In connection with each convertible note, a warrant agreement was executed whereby the Company issued warrants to purchase shares of Common Stock, with a strike price ranging from $0.75 to $0.79 per share. The warrants are exercisable at any time prior to expiration of the term of the warrant agreement. The warrant agreements expire between April 2021 through November 2023. The warrants were determined to be classified as equity instruments and recorded at relative fair value as a debt discount on the grant date.

Note 8- Due to Shareholders

During 2020 and 2019, certain shareholders advanced money to the Company. These non-interest bearing loans are expected to be repaid as cash flow permits and are therefore classified in current liabilities on the accompanying consolidated balance sheets. Due to Shareholders totaled $1,764,803 and $1,776,818 at December 31, 2020 and 2019, respectively.

F-17

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 9- Stockholders’ Deficit

The Company’s amended certificate of incorporation authorizes the Company to issue a total of (a) 100,000,000 shares of common stock, (b) 6,000,000 shares of Series A Preferred Stock, (c) 4,000,000 shares of Series B Preferred Stock, (d) 4,000,000 shares of Series BB Preferred Stock and (e) 7,000,000 shares of Series BB-2 Preferred Stock (2,667,738 Series BB-2 Preferred Stock issued and outstanding during 2020). The holders of common stock are entitled to one vote for each share of common stock held.

In March and June 2020, an aggregate of 2,667,738 Series BB-2 Preferred Stock were issued to a single investor for $2,000,000.

On various dates from August through October 2020, an aggregate of 70,000 in common stock was issued in lieu of compensation expenses of $58,702.

Convertible Series A, Series B Preferred Stock, Series BB Preferred Stock, and Series BB-2 Preferred Stock rights and preferences are disclosed below:

Voting – Each share of any series of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. Further, holders of preferred stock will vote together with the holders of common stock as a single class.

Dividend rights – The holders of shares of each series of Preferred Stock are entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company. The Series A Preferred Stock has a cumulative 8% per annum return on the Series A holder’s unreturned preferred equity funded amount (3,899,453 and 3,262,942 shares at December 31, 2020 and 2019, respectively). This amount shall be paid only if and when there is cash flow to be distributed.

Conversion – Each share of Series A, B, BB and BB-2 Preferred Stock is convertible into common stock, at the option of the holder at any time after the date of issuance without the payment of additional consideration by the holder thereof. Each share of preferred stock will automatically convert into common stock at the conversion rate immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement, or upon receipt of a written request for such conversion of the holders of the Preferred Stock. The Series BB and BB-2 Preferred Stock both have an additional provision where the conversion rate increased on January 31, 2021 to 1.0588, and to 1.19999 on March 31, 2021.

In addition, the following liquidation / redemption terms exist:

Series A – Within forty-five days (45) after an effective Mandatory Redemption by a Holder of Series A Preferred shares, the Corporation shall pay in cash to each such Holder of Series A Preferred the Redemption Price of the Series A Preferred shares being redeemed.

F-18

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 9- Stockholders’ Deficit (continued)

Series B - In the event of the Liquidation of the Corporation, as hereinafter defined , whether voluntary or involuntary , holders of the Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation, after payment of any preferences which are payable to the holders of any class or series of capital stock which is senior to the Preferred Stock upon liquidation, dissolution or winding up, and before any payment to the holders of the Common Stock and any other class or series which on a parity with or junior to the Series B Preferred Stock upon liquidation, dissolution or winding up , the holders of the Series B Preferred Stock will have a liquidation preference per share of $ .98 per share, plus any dividends which were declared and not paid . After payment of this preference in full, the holders of the Common Stock shall be entitled to an amount per share of Common Stock, determined by dividing $.98 by the number of shares of Common Stock issuable upon conversion of one share of Series B Preferred Stock, rounded to the nearest thousandth of a cent, plus any dividends which had been declared and not paid. Thereafter , subject to the rights of the holders of any series of Preferred stock which is senior in liquidation, dissolution and winding up to the Series B Preferred Stock , the holders of the Series B Preferred Stock and Common Stock and such other series of Preferred Stock shall receive payments as if they were shares of a single class , with each share of Series B Preferred Stock and such other series of Preferred Stock such being entitled to share in such payments on an “as if converted “ basis.

Series BB1 and BB2 - In the event of the liquidation of the Corporation, as hereinafter defined , whether voluntary or involuntary , holders of the Series BB Preferred Stock shall be entitled to receive out of the assets of the Corporation , after payment of any preferences which are payable to the holders of any class or series of capital stock which is senior to the Preferred Stock upon liquidation , dissolution or winding up , and before any payments to the holders of the Common Stock and any other class or series which is on a parity with or junior to the Series BB Preferred Stock upon liquidation, dissolution or winding up, a liquidation preference equal to (i) with respect to the Series BB-1 Preferred Stock $0.833 per share and (ii) with respect to the Series BB-2 Preferred Stock , $0.7497 per share, in each case, plus any dividends which were declared and not paid. After payment of this preference in full, the holders of the Common Stock shall be entitled to an amount per share of Common Stock equal to $0.833 divided by the number of shares of Common Stock issuable upon conversion of one share of Series BB-1 Preferred Stock, rounded to the nearest thousandth of a cent, plus any dividends which were declared and not paid. Thereafter, subject to the rights of the holders of any series of Preferred Stock which is senior in liquidation, dissolution and winding up to the Series BB Preferred Stock , the holders of the Series BB Preferred Stock and Common Stock and such other series of Preferred Stock shall receive payments as if they were shares of a single class, with each share of Series BB Preferred stock and such other series of Preferred Stock being entitled to share in such payments on an “as if converted” basis.

F-19

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 10 – Stock-based Compensation

Equity Compensation Plans

The Company has 5,000,000 shares of Common Stock authorized and reserved for issuance under the 2008 Equity Compensation Plan which was amended by the 2020 Equity Compensation Plan (the “Plan”) for option awards. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under the Plan which expire, are repurchased or are cancelled or forfeited will again become available for issuance under the Plan.

The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Plan.

Awards may be granted under the Plan to Company employees, including officers, director or consultants, and present or future affiliated entities. While incentive stock options are granted only to employees, the Company may grant non-statutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock based awards to any eligible participant.

The Plan is administered by the Company’s compensation committee. Subject to the provisions of the Plan, the compensation committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between the Company and the holder of the award. The compensation committee has the authority to construe and interpret the terms of the Plan and awards granted under the Plan.

Common Stock Options

Total options outstanding were 2,477,415 and 3,356,665 as of December 31, 2020 and 2019, respectively, which are fully vested. There were 879,250 and 117,000 options granted during the years ended December 31, 2020 and 2019, respectively. As all outstanding stock options were fully vested, there is no unrecognized compensation related to the stock options as of December 31, 2019 and 2020.

F-20

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 10 – Stock-based Compensation (continued)

A summary of stock option activity for the years ended December 31, 2020 and 2019, is presented below.

	Number of Options	Weighted Average Exercise Price	Weighted Average Life (Years)
Outstanding as of January 1, 2019	2,360,415	$0.65	3.93
Granted	117,000	0.79	4.69
Outstanding as of December 31, 2019	2,477,415	0.66	3.03
Granted	879,250	0.79	3.77
Outstanding as of December 31, 2020	3,356,665	$0.69	2.54
Exercisable as of December 31, 2020	3,356,665	$0.69	2.54

As of December 31, 2020 and 2019, 9,432,098 and 9,441,060 common stock warrants have been issued. As of December 31, 2020 and 2019, these common stock warrants were fully vested. As all outstanding stock warrants were fully vested, there is no unrecognized compensation related to the stock warrants as of December 31, 2019 and 2020.

A summary of stock warrant activity for the years ended December 31, 2020 and 2019, is presented below.

Subject to Exercise	Number of Warrants	Weighted Average Exercise Price	Weighted Average Life (Years)
Outstanding as of January 1, 2019	8,671,885	$0.73	2.51
Granted	760,213	0.99	0.32
Outstanding as of December 31, 2019	9,432,098	0.75	1.52
Granted	8,962	1.06	3.06
Outstanding as of December 31, 2020	9,441,060	$0.75	0.76
Exercisable as of December 31, 2020	9,441,060	$0.75	0.76

F-21

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 10 – Stock-based Compensation (continued)

Valuation

The inputs used in calculating the fair value of the share-based payment awards represent management’s best estimations as there was no active public market for the Company’s shares. Accordingly, the fair value of the options and warrants was determined based on the Black-Scholes pricing model at the date of grant. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method.

The expected life of the options is based on the vesting period and contractual life of the option granted and warrants is based on the contractual life of the option granted. Share- based payment awards are reflected as a non-cash expenses because Company obligations are settled by issuing shares of our common stock from our authorized shares instead of settling such obligations with cash payments.

The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e. , the difference between the closing stock price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options.

On February 1, 2019, stock options and warrants that had previously been granted in 2014 and 2015 were modified to extend the expiration by three years from the original expiration dates, as approved by the Company’s Board of Directors. This resulted in the recognition of $277,866 in incremental fair value.

The assumptions used in the Black Scholes pricing model for both issued stock options and warrants for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Risk free interest rate	0.18%	1.70%
Expected life (in years)	3	3
Expected volatility	120.00%	70.00%
Expected dividend yield	0.00%	0.00%

F-22

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 – Income Taxes

The provision for income taxes, which is reflected in general and administrative expenses, consists of the following:

	2020	2019
Current:
Federal	$-	$-
State and local	525	1,053
Outside United States	53,825	17,897

Total current	54,350	18,950

Deferred:
Federal	-	-
State and local	-	-
Outside United States	(186,194)	(162,330)

Total deferred	(186,194)	(162,330)

Benefit for income taxes	$(131,844)	$(143,380)

The Company’s net deferred tax assets consist of the following as of December 31, 2020 and 2019:

	2020	2019
Net operating loss	$10,672,000	$9,693,000
Accrued expenses	207,000	175,000
Deferred stock compensation	61,000	79,000
Property and equipment	(1,000)	1,000
Net future deductions on Spanish grants	327,589	141,395
	11,266,589	10,089,395
Valuation allowance	(10,939,000)	(9,948,000)
	$327,589	$141,395

The Company’s federal and state net operating loss carryforwards at December 31, 2020 and 2019 were approximately $75,542,000 and $68,335,000, respectively, and will begin to expire in 2025 if not utilized.

F-23

OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 – Income Taxes (continued)

The Company’s effective tax rate is 3.93% and 3.58% for income tax for the years ended December 31, 2020 and 2019, respectively. The Company reviews its deferred tax assets for realization based upon historical taxable income, prudent and feasible tax planning strategies, the expected timing of the reversals of existing temporary differences and expected future taxable income. The Company has concluded that it is more likely than not that the deferred tax assets will not be realized.

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Statutory federal income tax rate	21.00%	21.00%
Change in valuation allowance	(17.07%)	(17.42%)
Income tax provision	3.93%	3.58%

Accordingly, the Company has recorded a valuation allowance against the net deferred tax assets in the amount of $10,939,000 and $9,948,000 at December 31, 2020 and 2019, respectively.

The Company assessed likely interest and penalties in 2019 from untimely tax filings. A rollforward of the accrued penalties is as follows:

Accrued interest and penalties as of January 1, 2019	$-
Additions from estimated interest and tax penalties related to late filings	30,000
Estimated interest and tax penalties at December 31, 2019 and 2020	$30,000

The Company files tax returns for U.S. Federal and State of New York. The Company is not currently subject to any income tax examinations. Since the Company’s inception, the Company had incurred losses from operations, which generally allows all tax years to remain open.

Note 12 – Commitments and Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. Leases for locations in the United States and Spain are either short-term or month to month.

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OptMed, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 13 – PPP Loan

During 2020, the Company obtained an unsecured loan of $108,225 under the PPP Loan pursuant to the CARES Act and the Flexibility Act. The Paycheck Protection Program is administered by the United States Small Business Administration. In accordance with the requirements of the CARES Act, the Company used proceeds from the PPP Loan primarily for payroll costs. The PPP Loan was reflected on the balance sheet as other liabilities as of December 31, 2020.

Under the terms of the CARES and Flexibility Acts, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of loans granted under the Paycheck Protection Program. During 2020, the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On January 6, 2021, the Company received notification the PPP Loan had been forgiven in full.

Note 14 – Subsequent Events

Management has evaluated subsequent events and transactions for the potential recognition or disclosure in the consolidated financial statements through October 20, 2021, the date the consolidated financial statements were available to be issued.

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Common Stock

                     Shares

OptMed, Inc.

____________________________________________

PROSPECTUS

____________________________________________

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

Through and including       (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

, 2022

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

OptMed, Inc. is incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

In the preceding three years, we have sold and issued the following securities that were not registered under the Securities Act:

1. During the period from July 2018 through April 2019, we issued and sold an aggregate 64.2 investment units for aggregate gross proceeds of $642,000, with each such unit being comprised of a convertible promissory note in the principal amount of $10,000 and a warrant to purchase 4,717 shares of Company common stock at an exercise price of $1.06/share, for an aggregate of 293,875 warrants.

2. In October 2018, 2,551,000 shares of Series B Convertible Preferred Stock were converted into 3,001,176 shares of Series BB Convertible Stock. In December 2018, we sold 840,336 shares of our Series BB Convertible Preferred Stock (later re-designated as Series BB-1 Convertible Preferred Stock) to a single accredited investor, Jiangsu Synecoun Medical Technology Co., Ltd., for $700,000 in aggregate proceeds.

3. During the period April 2019 through November 2019, we offered and sold in a private placement to 14 accredited investors unsecured non-convertible promissory notes in an aggregate principal amount of $1,221,750 in exchange for an aggregate purchase price of $905,000, representing an original issue discount of 35%.

4. In March 2020 and July 2020, we sold in a private placement an aggregate of 2,667,738 shares of our Series BB-2 Convertible Preferred Stock to Hong Kong Tigermed Co., Ltd. for an aggregate purchase price of $2,000,000, or $0.75 per share. The Tigermed Investment was made in two separate transactions, the first being in March 2020 for $1,200,000 and the second one being in July 2020 for $800,000.

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5. In March 2021, we sold in a private placement an aggregate of 1,482,140 shares of our Series BB-2 Convertible Preferred Stock to Tigermed for an aggregate purchase price of $1,000,000, or $0.675 per share and we issued Tigermed an additional 296,296 shares to reset the effective purchase price per share to $0.675 per share.

6. During the period November 2021 through January 2022, we offered and sold in a private placement to 9 accredited investors unsecured convertible promissory notes in an aggregate principal amount of $225,000 in exchange for an aggregate purchase price of $225,000.

7. During the period from November 2019 through January 2020, we offered and sold in a private placement to five accredited investors an aggregate of $425,000 in principal amount of unsecured promissory notes for a purchase price of $425,000.

8. From January 1, 2019 through the date hereof, we issued to four accredited investors warrants to purchase an aggregate of 701,250 shares of our common stock at a weighted-average exercise price of $0.98 per share. These warrants were issued in consideration of making available a line of credit to our company.

9. From January 1, 2019 through the date of this Registration Statement on Form S-1, we issued to 28 accredited investors warrants to purchase an aggregate of 1,149,170 shares of our common stock at exercise price per share of $0.68 for a weighted-average exercise price of approximately $0.68. These warrants were issued to replace expired warrants.

10. From January 1, 2019 through the date of this Registration Statement on Form S-1, we issued to 71 accredited investors warrants to purchase an aggregate of 4,670,882 shares of our common stock at exercise prices per share of $0.68, for a weighted-average exercise price of approximately $0.68. These warrants were issued to replace expired warrants originally granted to purchasers of units that consisted of one (1) share of our Series A 8% Convertible Preferred Stock and a five-year non-detachable common stock purchase warrant.

11. From January 1, 2019 through the date of this Registration Statement on Form S-1, we granted to our employees, directors, consultants and other service providers stock options to purchase an aggregate of 1,131,250 shares of common stock upon the exercise of options under our equity incentive plans at exercise prices per share ranging from $0.74 to $0.79 for a weighted-average exercise price of approximately $0.78.

We claimed exemption from registration under the Securities Act of 1933, as amended, or the Securities Act, for the sale and issuance of securities in the transactions described in paragraphs 1 through 10 above by virtue of Section 4(a)(2) and/or 506(b) of Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph 11 above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(A) Exhibits. See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule and/or (iii) included in the financial statements and accompanying notes thereto included in the prospectus filed as part of this Registration Statement.

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Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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INDEX TO EXHIBITS6

Exhibit No.	Exhibit Description
1*	Form of Underwriting Agreement.
3.1*	Certificate of Incorporation of OptMed, Inc., to be in effect upon the completion of this offering.
3.2*	Bylaws of OptMed, Inc., to be in effect upon the completion of this offering.
3.3*	Certificate of Designation, Preferences, Rights and Limitations of 8% Series A Convertible Redeemable Preferred Stock.
3.4*	Certificate of Designation of Series B Convertible Preferred Stock.
3.5*	Amended and Restated Certificate of Designation of Series BB-1 Convertible Preferred Stock and Series BB-2 Convertible Preferred Stock.
4.1*	Form of Common Stock Certificate.
4.2*	Form of 5.25% Convertible Promissory Note issued to directors and certain stockholders as April 2016 Notes.
4.3*	Convertible Secured Promissory Note issued to H.B. Fuller Company on July 11, 2016.
4.4*	Convertible Secured Promissory Note issued to H.B. Fuller Company on December 9, 2016.
4.5*	Form of 8% Convertible Note issued in the private placement of July 2018 Notes.
4.6*	Form of 15% Promissory Note issued in the private placement of April 2019 Notes.
4.7*	Form of Promissory Note issued in the private placement of November 2019 Notes.
4.8*	Secured Convertible Note issued to Pidilite USA, Inc. on September 19, 2014.
4.9*	Form of Convertible Promissory Note issued in the private placement of January 2022 Notes.
4.10*	Form of Convertible Promissory Note issued in the private placement of August 2021 Notes.
4.11*	Form of Convertible Promissory Note issued in the private placement of November 2021 Notes.
5*	Opinion of Foley & Lardner LLP.
10.1*	2020 Equity Compensation Plan.
10.2*	2008 Equity Compensation Plan.
10.3*	Employment Agreement, dated October 26, 2021, by and between the Registrant and Ciaran McArdle.
10.4*	Stock Purchase Agreement, dated January 31, 2021, by and between the Registrant and Hong Kong TigerMed Co., Limited.
10.5*	Loan Agreement, dated December 20, 2020, between Registrant and Sterm Group.
10.6*	Distribution and Support Agreement, dated June 15, 2017, between Registrant and Jiangsu Synecoun Medical Technology, Co., Ltd.
10.7*	License and Distribution Agreement, dated August 26, 2020, between Registrant and DermaRite Industries, LLC.
10.8*	Master Joint Venture Agreement, dated October 27, 2017, between Registrant and Thasus Partners.*
10.9*	Addendum to SBM/OM Consulting & Manufacturing Agreement, dated August 1, 2021, between Registrant and Synkotech Biomaterials S.L.
10.10*	Stock Purchase Agreement, dated March 4, 2020, by and between the Registrant and Hong Kong TigerMed Co., Limited.
21*	List of Subsidiaries.
23.1*	Consent of Marcum LLP.
23.2*	Consent of Foley & Lardner LLP (included in Exhibit 5).
24*	Power of Attorney (included on signature page).
107*	Calculation of Filing Fee.

*	To be filed by amendment.

+	Denotes management contract or compensatory plan or arrangement.

6 In process.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this day of         , 2022.

OptMed, Inc.

By:
Name:	Ervin Braun
Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of        and        , and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2022
Ervin Braun	(Principal Executive Officer) and Director

	Chief Operating Officer and Chief Financial Officer	, 2022
Alain Klapholz	(Principal Financial Officer and Principal Accounting Officer)

	Co-Chairman of the Board of Directors	, 2022
Martin Sands

	Co-Chairman of the Board of Directors	, 2022
Steven Sands

	Director	, 2022
Ruiping Dong

	Director	, 2022
Richard Stone

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